As filed with the Securities and Exchange Commission on December 1, 2010
Registration No. 333-170663

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

E-COMMERCE CHINA DANGDANG INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	8900 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

4/F, Tower C, The 5th Square
No. 7, Chaoyangmen North Avenue
Dongcheng District, Beijing 100010
People’s Republic of China
Tel: (86 10) 8419-1932
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	Kurt Berney, Esq. O’Melveny & Myers LLP 37/F, Plaza 66 1266 Nanjing Road West Shanghai 200040 People’s Republic of China (86 21) 2307-7007	David Roberts, Esq. O’Melveny & Myers LLP Yin Tai Centre Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Beijing 100022 People’s Republic of China (86 10) 6563-4209

Approximate date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share	Offering Price(1)	Registration Fee(4)
Class A common shares, par value US$0.0001 per share(2)(3)	97,750,000	US$2.60	US$254,150,000	US$18,120.90

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)	Includes Class A common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A common shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A common shares are not being registered for the purpose of sales outside the United States.

(3)	American depositary shares issuable upon deposit of the Class A common shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-170795). Each American depositary share represents five Class A common shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED DECEMBER 1, 2010

17,000,000 AMERICAN DEPOSITARY SHARES

E-Commerce China Dangdang Inc.

Representing 85,000,000 Class A Common Shares

This is an initial public offering of American depositary shares, or ADSs, of E-Commerce China Dangdang Inc. Each ADS represents five Class A common shares, par value US$0.0001 per share. We are offering 13,200,000 ADSs, and the selling shareholders identified in this prospectus are offering 3,800,000 ADSs. We will not receive any of the proceeds from the ADSs sold by the selling shareholders. Prior to this offering, there has been no public market for our shares or ADSs. We anticipate the initial public offering price will be between US$11.00 and US$13.00 per ADS.

We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “DANG.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

PRICE US$      PER ADS

		Underwriting		Proceeds to
		Discounts and	Proceeds to Us,	the Selling
	Price to Public	Commissions	Before Expenses	Shareholders

Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters have an option to purchase up to 300,000 additional ADSs from us and an aggregate of 2,250,000 additional ADSs from certain selling shareholders at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus, to cover over-allotments of ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about          , 2010.

Credit Suisse	Morgan Stanley

Oppenheimer & Co.	Piper Jaffray	Cowen and Company

The date of this prospectus is          , 2010.

Publications
Beauty and Personal Care
Electronics
当当网
dangdang.com
网上购物享当当
Home and Lifestyle
Apparel and Accessories
Baby, Children and Maternity
Footwear, Handbags and Luggage

Publication Electronics Apparel and Accessories Footwear, Handbags and Luggage Baby, Children and Maternity Home and Lifestyle Beauty and Personal Care

当当网
dangdang.com
网上购物享当当

Headquarters
Distribution Center
BEIJING
ZHENGZHOU
SHANGHAI
WUHAN
CHENGDU
GUANGZHOU

Headquarters Distribution Center A Leading B2C E-Commerce Company in China

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until          , 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a consumer survey commissioned by us and conducted by iResearch Consulting Group, or iResearch, an independent market research firm, in May 2010 to provide information on our position in the business-to-consumer e-commerce market in China.

Our Business

We are a leading business-to-consumer, or B2C, e-commerce company in China. Our brand dangdang.com is the number-one ranked brand among China’s B2C e-commerce companies for awareness, trusted online shopping experience and price-competitiveness, according to a consumer survey conducted by iResearch in May 2010 at our request.

Since our inception, we have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of September 30, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We also offer other media products and selected general merchandise categories on our website, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. In July 2009, we launched the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had six million active customers in 2009. Our average daily unique visitors increased from approximately 910,000 in 2009 to 1,240,000 in the nine months ended September 30, 2010. Our average daily unique visitors further increased to 1,610,000 in September 2010. In the three months ended December 31, 2007, 2008 and 2009 and the three months ended September 30, 2010, approximately 66%, 71%, 77% and 78%, respectively, of our product revenues, were generated from repeat customers. During the nine months ended September 30, 2010, we acquired approximately 3.4 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, exclusive relationships with over 1,000 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 750 cities and towns in China, a popular payment option for Chinese consumers. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

We have grown significantly since we commenced operations. Our total net revenues increased from RMB446.9 million in 2007 to RMB1,457.7 million (US$217.9 million) in 2009, representing a compound annual growth rate, or CAGR, of 80.6%. For the nine months ended September 30, 2010, our total net revenues amounted to RMB1,570.8 million (US$234.8 million), representing a 55.6% increase from RMB1,009.6 million for the nine months ended September 30, 2009. We incurred a net loss of RMB70.5 million in 2007 and a net loss of RMB81.8 million in 2008. We achieved a net profit of RMB16.9 million (US$2.5 million) in 2009 and a net profit of RMB16.0 million (US$2.4 million) for the nine months ended September 30, 2010. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China’s B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “—Our Challenges,” “Risk Factors” and other parts of this prospectus.

Our Industry

China’s retail market has experienced substantial growth in recent years. According to Euromonitor International, total retail sales in China grew from RMB4.2 trillion (US$619.3 billion) in 2005 to RMB6.3 trillion (US$929.0 billion) in 2009, representing a CAGR of 10.7%. As China seeks to further increase domestic consumption, retail sales are projected to grow to RMB8.5 trillion (US$1.3 trillion) in 2013, according to Euromonitor International.

According to OpenBook Co., Ltd., a provider of information services for China’s book market, China’s book market (excluding newspapers, magazines and textbooks) grew from RMB23.4 billion (US$3.5 billion) in 2005 to RMB31.3 billion (US$4.6 billion) in 2009. The book retail market in China is fragmented. The majority of book retailers in China are individual book stores or local book store chains within a province or city. We believe the small scale of traditional book retailers limits consumer selection because it is difficult for these retailers to carry large inventories.

China currently has the largest number of internet users in the world, according to International Data Corporation, or IDC, an independent market research firm. IDC estimates that the number of internet users in China will grow from 384.8 million in 2009 to 574.5 million in 2013. The increasing functionality, accessibility and overall usage of the internet have made it an increasingly popular medium for conducting commerce. According to iResearch, the number of B2C and consumer-to-consumer, or C2C, e-commerce users in China grew from 55 million in 2007 to 109 million in 2009, and the number is projected to grow to 245 million from 2009 to 2013, representing a CAGR of 22.4%. Driven by the increases in the number of users and purchase volume per online shopper, total B2C and C2C e-commerce transaction value in China is expected to increase at an even faster rate from RMB263 billion (US$38.8 billion) in 2009 to RMB1,269 billion (US$187.1 billion) in 2013, representing a CAGR of 48.2%. Approximately 46.0% of China’s internet population bought books and other media products online, which is the second-highest among all product categories in 2008.

China’s B2C e-commerce market is expected to grow at a faster rate than the overall e-commerce market in the coming years. iResearch estimates that total transaction value in the B2C e-commerce market (excluding B2C third-party merchant marketplace) will grow from RMB14.5 billion (US$2.1 billion) in 2009 to RMB201.2 billion (US$29.7 billion) in 2013, representing a CAGR of 93.0%. According to Euromonitor International, B2C e-commerce sales as a percentage of total retail sales in China was 0.2% in 2009. We believe that B2C e-commerce in China will increase as a percentage of total retail sales as it becomes more accepted and gradually overcomes key challenges in areas such as consumer preference, fulfillment, logistics and payment.

Our Strengths

We believe that our first-mover advantage and local expertise have enabled us to address the unique challenges and capitalize on the opportunities in China’s B2C e-commerce market. We believe the following strengths have contributed to our success and differentiate us from our competitors:

•	leading B2C e-commerce company in China;

•	large and loyal customer base;

•	strong and trusted brand;

•	supply chain management expertise;

•	capital-efficient business model;

•	proven fulfillment and delivery capabilities; and

•	experienced management team.

Our Strategies

Our goal is to become the dominant online retailer in China. We plan to achieve our goal through the following key strategies:

•	strengthen our leading position in the online book retailing market;

•	selectively broaden our general merchandise product offerings;

•	continue to enhance the dangdang.com customer experience;

•	invest in long-term growth; and

•	pursue strategic alliance and acquisition opportunities.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including the following:

•	Our business depends heavily on the market recognition and reputation of our dangdang.com brand, and any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

•	We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.

•	We had a history of net losses prior to 2009 and may experience earnings declines or losses in the future.

•	If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

•	Our success depends on our ability to identify and respond to constantly changing consumer preferences.

•	We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers.

•	Our further expansion in the general merchandise business and third-party marketplace business may lower our profit margins. In addition, given the relatively short history of these new businesses, it may be difficult for you to evaluate our business and prospects.

Please see “Risk Factors” for a more detailed discussion of these and other risks and uncertainties we face.

Corporate History and Structure

Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, established our holding company in the Cayman Islands in preparation for overseas fund raising in January 2000. We changed the name of our Cayman holding company to E-Commerce China Dangdang Inc. in June 2010. We refer to this entity in this prospectus as Dangdang Holding. In April 2000, Dangdang Holding obtained control of Beijing Dangdang Information Technology Co., Ltd., or Dangdang Information, a PRC company.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are necessary for our business operation in China, such as licenses for operating our website and for sales of audio and video products in China. We approved a corporate structure plan and instructed Ms. Peggy

Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Beijing Dangdang Kewen E-Commerce Co., Ltd., or Dangdang Kewen, in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiaries, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our website and for sales of audio and video products that Dangdang Information is restricted from undertaking under PRC law. See “PRC Regulation—Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry” and the several risks discussed under “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

To further develop our business, Dangdang Information established a subsidiary, Wuxi Dangdang Information Technology, Co., Ltd., or Wuxi Dangdang Information, in Wuxi, China in August 2010. Wuxi Dangdang Information will support Dangdang Information in conducting our B2C e-commerce business in China. Dangdang Kewen established a wholly owned subsidiary, Wuxi Dangdang Kewen E-commerce Co., Ltd., or Wuxi Dangdang Kewen, in Wuxi in September 2010. Wuxi Dangdang Kewen will support Dangdang Kewen to conduct our B2C e-commerce business in China.

The following diagram illustrates our corporate structure:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interests in Dangdang Kewen.

Our contractual arrangements with Dangdang Kewen and its shareholders, Ms. Peggy Yu Yu and Mr. Guoqing Li, include:

•	a loan agreement pursuant to which Dangdang Information has granted an interest-free loan to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. The loan is due upon demand by Dangdang Information.

•	an exclusive call option agreement pursuant to which the Dangdang Kewen shareholders jointly and severally granted to Dangdang Information an option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen and it can set off the purchase price against the loan repayment under the loan agreement.

•	an exclusive technical support service agreement pursuant to which Dangdang Kewen agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. This agreement may be terminated by the parties thereto in written agreement at any time.

•	an irrevocable power of attorney pursuant to which each shareholder of Dangdang Kewen agrees to appoint Dangdang Information as the attorney-in-fact to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen. The power of attorney with each shareholder expires when the shareholder ceases to hold any equity interests in Dangdang Kewen.

•	an equity pledge agreement pursuant to which the Dangdang Kewen shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of their obligations and those of Dangdang Kewen under the exclusive technical support service agreement and the exclusive call option agreement.

See “Corporate History and Structure” for additional information and “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for all risks related to our corporate structure. In particular, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

Our Shareholding Structure

In September 2010, our shareholders approved a dual-class common share structure, pursuant to which all common shares held by our existing shareholders as of September 10, 2010, including our founders, were re-designated as Class B common shares, and our outstanding preferred shares will be automatically converted into Class B common shares upon the completion of this offering. All common shares issued thereafter, including common shares issued upon exercise of vested options or other incentive shares and common shares to be issued in this offering, will be designated as Class A common shares. We intend to maintain the dual-class common share structure after the completion of this offering. The two classes of common shares have different voting rights; each Class A common share issued and outstanding will be entitled to one vote per share and each Class B common share issued and outstanding will be entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. We do not have any outstanding Class A common shares prior to this offering. On November 15, 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect.

The following diagram illustrates our shareholding structure immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

Corporate Information

Our principal executive offices are located at 4/F, Tower C, The 5th Square, No. 7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China. Our telephone number at this address is (86 10) 8419-1932. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.dangdang.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to This Prospectus

Except where the context otherwise requires and for the purpose of this prospectus only:

•	“we,” “us,” “our company,” “our,” and “Dangdang” refer to E-Commerce China Dangdang Inc., a Cayman Islands company, and its PRC subsidiary, Beijing Dangdang Information Technology Co., Ltd., and, in the context of describing our operations and consolidated financial information, also include its consolidated affiliated PRC entity, Beijing Dangdang Kewen E-Commerce Co., Ltd.;

•	“active customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com at least once during that period;

•	“daily unique visitors” refers to unduplicated visitors to our website each day;

•	“repeat customers” for a specified period refers to customers who have purchased products offered by us at dangdang.com prior to this period;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value US$0.0001 per share, “preferred shares” refers to our series A, series B and series C convertible preferred shares, par value US$0.0001 per share; in November 2010, our shareholders approved a 1:10 share split of our authorized and outstanding share capital with retrospective effect. All presentation of share capital information in this prospectus is shown giving effect to the 1:10 share split;

•	“ADSs” refers to our American depositary shares, each of which represents five Class A common shares;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; and

•	all references to “US$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

THE OFFERING

The following information assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	We currently estimate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

ADSs offered by us	13,200,000 ADSs.

ADSs offered by the selling shareholders	3,800,000 ADSs.

Common shares outstanding immediately after this offering	389,554,210 shares (or 391,054,210 shares if the underwriters exercise their over-allotment option in full), comprised of (i) 91,683,340 Class A common shares, par value US$0.0001 per share (or 104,433,340 Class A common shares if the underwriters exercise their over-allotment option in full), and (ii) 297,870,870 Class B common shares, par value US$0.0001 per share (or 286,620,870 Class B common shares if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	17,000,000 ADSs (or 19,550,000 ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents five Class A common shares, par value US$0.0001 per share.

The depositary will hold the Class A common shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A common shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A common shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for Class A common shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Common Shares	Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. If at any time Ms. Peggy Yu Yu, our executive chairwoman of the board of directors, and Mr. Guoqing Li, our director and chief executive officer, and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.

Over-allotment option	We and certain selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional 2,550,000 ADSs.

Use of proceeds	We plan to use the net proceeds we receive from this offering to broaden our product categories, expand our fulfillment capabilities and further enhance our technology infrastructure, and for general corporate purposes, including working capital and funding potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We, our directors and executive officers, our existing shareholders and certain of our option holders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or shares or securities convertible into or exercisable or exchangeable for our ADSs or shares for a period of 180 days after the date of this prospectus. Furthermore, all of our directors, executive officers, existing shareholders, and holders of the options to purchase our Class A common shares are restricted by our agreement with the depositary from depositing common shares in our ADS program or having new ADSs issued during the same period. See “Underwriting” for more information.

Proposed symbol	We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “DANG.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2010.

Depositary	The Bank of New York Mellon.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,020,000 ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks that you should carefully consider before investing in our ADSs.

The number of common shares that will be outstanding immediately after this offering:

•	assumes conversion of all outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares upon the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes 32,843,600 Class A common shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$0.604 per share; and

•	excludes 10,362,270 Class A common shares reserved for future issuances under our 2010 share incentive plan.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the summary balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated balance sheet data as of December 31, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The selected consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Summary Consolidated Statement of Operations Data:
Net revenues:
Product revenue
Media	409,023	697,681	1,297,120	193,875	915,397	1,322,065	197,603
General merchandise	36,894	66,829	152,976	22,865	90,908	236,162	35,298

	445,917	764,510	1,450,096	216,740	1,006,305	1,558,227	232,901
Other revenue	947	1,550	7,556	1,129	3,315	12,550	1,876

Total net revenues	446,864	766,060	1,457,652	217,869	1,009,620	1,570,777	234,777
Cost of revenues	(365,284)	(638,817)	(1,129,961)	(168,890)	(795,380)	(1,223,963)	(182,940)

Gross profit	81,580	127,243	327,691	48,979	214,240	346,814	51,837
Operating expenses(1):
Fulfillment	(85,802)	(120,837)	(201,270)	(30,083)	(143,274)	(198,961)	(29,738)
Marketing	(35,503)	(40,766)	(38,473)	(5,750)	(27,290)	(55,485)	(8,293)
Technology and content	(17,202)	(26,436)	(38,989)	(5,828)	(26,917)	(44,151)	(6,599)
General and administrative	(20,931)	(26,991)	(38,021)	(5,683)	(26,255)	(46,583)	(6,963)

Income (loss) from operations	(77,858)	(87,787)	10,938	1,635	(9,496)	1,634	244

Income (loss) before income taxes	(70,511)	(81,757)	16,916	2,529	(5,233)	5,567	832
Net income (loss)	(70,511)	(81,757)	16,916	2,529	(5,233)	15,980	2,388

Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	(1,779)	(266)

Net (loss) income attributable to common shareholders	(70,511)	(81,757)	16,916	2,529	(5,233)	14,201	2,122

Loss per common share:
Basic	(0.40)	(0.47)	— (2)	— (2)	(0.03)	—(2)	—(2)
Diluted	(0.40)	(0.47)	— (2)	— (2)	(0.03)	—(2)	—(2)
Weighted average number of common shares used in per share calculations:
Basic	175,644,260	175,644,260	175,644,260	175,644,260	175,644,260	175,764,040	175,764,040
Diluted	175,644,260	175,644,260	175,644,260	175,644,260	175,644,260	175,764,040	175,764,040
Pro forma earnings per common share—unaudited:
Basic						0.05	0.01
Diluted						0.04	0.01

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Weighted average number of common shares used in pro forma per share calculations—unaudited:
Basic						313,313,990	313,313,990
Diluted						332,956,840	332,956,840

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Fulfillment	517	469	764	114	556	784	117
Marketing	111	105	131	20	95	161	24
Technology and content	266	270	479	71	329	573	86
General and administrative	2,746	1,519	2,623	392	1,840	6,138	917

Total share-based compensation expenses	3,640	2,363	3,997	597	2,820	7,656	1,144

(2)	Each holder of series A, series B and series C convertible preferred shares is entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of series C convertible preferred shares was entitled to dividends at the rate of US$0.0534 per share per annum. For each of the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, the basic and diluted losses per share were calculated using the two class method taking into consideration of the deemed dividends that each preferred shareholder is entitled to.

	As of December 31,				As of September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$	US$	US$
							Pro forma	Pro forma
							(Unaudited)(1)	as adjusted
								(Unaudited)(2)
	(in thousands)

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	63,531	66,509	75,759	11,323	198,652	29,692	29,692	177,004
Held-to-maturity investments	102,000	50,000	90,000	13,452	95,000	14,199	14,199	14,199
Inventories	169,617	300,813	540,744	80,823	930,521	139,081	139,081	139,081
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009 and September 30, 2010, respectively)	7,925	8,025	11,764	1,758	13,224	1,977	1,977	1,977
Total assets	379,564	463,821	800,905	119,709	1,372,726	205,175	203,642	350,954
Accounts payable	235,818	372,253	618,062	92,379	1,112,770	166,321	166,321	166,321
Convertible preferred shares:
Series A	51,314	51,314	51,314	7,670	51,314	7,670	—	—
Series B	57,001	57,001	57,001	8,520	57,001	8,520	—	—
Series C	209,716	209,716	209,716	31,345	211,495	31,611	—	—
Common shares	151	151	151	23	—	—	—	—
Class A common shares	—	—	—	—	—	—	—	7
Class B common shares	—	—	—	—	151	23	36	36
Accumulated deficit	(315,726)	(397,483)	(380,567)	(56,882)	(366,366)	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	(40,436)	(245,675)	(36,721)	9,547	155,173

Notes:

(1)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering.

(2)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and (ii) the sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A US$1.00 change in the assumed initial public offering price of US$12.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital and total shareholders’ deficit by US$12.3 million.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Summary Cash Flow Data:
Net cash (used in) provided by operating activities	(39,660)	(37,417)	72,091	10,775	154,352	169,291	25,303
Net cash (used in) provided by investing activities	(114,812)	41,675	(62,828)	(9,391)	(160,700)	(45,610)	(6,817)
Net cash provided by (used in) financing activities	—	166	—	—	—	(619)	(92)
Net (decrease) increase in cash and cash equivalents	(156,088)	2,978	9,250	1,382	(6,367)	122,893	18,369
Cash and cash equivalents at beginning of year/period	219,619	63,531	66,509	9,941	66,509	75,759	11,323
Cash and cash equivalents at end of year/period	63,531	66,509	75,759	11,323	60,142	198,652	29,692

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Our business depends heavily on the market recognition and reputation of our dangdang.com brand, and any harm to our brand or failure to maintain and enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our dangdang.com brand have significantly contributed to the success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our success and ability to compete. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand and may negatively impact our brand and reputation if not properly managed, such as:

•	our ability to maintain a convenient and reliable user experience as consumer preferences evolve and as we expand into new product categories and new business lines;

•	our ability to increase brand awareness among existing and potential customers through various means of marketing and promotional activities;

•	the efficiency, reliability and service quality of our courier service providers;

•	our ability to effectively control the product and service quality of third-party merchants and to monitor service performance of third parties as we continue to develop our marketplace program; and

•	any negative media publicity about e-commerce or security or product quality problems of other e-commerce websites in China.

If we are unable to maintain our reputation, further enhance our brand recognition and increase positive awareness of our website, our results of operations may be materially and adversely affected.

We depend heavily on the continued success of our core business of selling books and other media products online, and any event that adversely affects our sales of books and other media products could harm our business and results of operations.

From our inception, we have primarily focused on the sale of books online and historically most of our net revenues have been derived from selling books and other media products online, which accounted for 91.5%, 91.1%, 89.0% and 84.2% of our total net revenues in 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. While we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources, sales of these new categories of products may not increase to a level that would reduce our dependence on books and other media products. In addition, customers who purchase books and other media products on our website also constitute a majority of customers who purchase general merchandise products. If we cannot successfully attract or retain our book and other media product customers, the number of our customers for, and sales of, general merchandise products may decline. Furthermore, the development and increasing popularity of electronic books and digital content, which have already achieved success in the U.S. and other countries, may negatively impact our book sales online. Our sales of books and other media products may also be materially and negatively affected by sales of pirated books or other media products, which is a continuing problem in China. Any event that results in a reduction in our sales of books and other media products could materially and adversely affect our business and results of operations.

We have a history of net losses prior to 2009 and may experience earnings declines or losses in the future.

We incurred net losses in all periods prior to 2009. We cannot assure you that we can sustain profitability or avoid net losses in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and may decrease in the future. In addition, our ability to be profitable depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business. We incurred in the past and expect to continue to incur in future periods share-based compensation expenses, which will reduce our net income and may result in future losses. If we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, third-party service providers and third-party merchants. Our strategies also include broadening our general merchandise product offerings, which will require us to introduce new product categories and work with different groups of suppliers and address the needs of different kinds of consumers. Given our relative unfamiliarity with many of these new product offerings, we may incur significant costs in trying to expand our offerings into these new product categories or fail to successfully execute the roll-out of these new product offerings. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our success depends on our ability to identify and respond to constantly changing consumer preferences.

The e-commerce and retail industries are subject to changing consumer preferences. Consequently, we must stay abreast of emerging lifestyle and consumer trends and anticipate trends that will appeal to existing and potential customers. If our customers cannot find their desired products on our website, they may stop purchasing products on our website, stop visiting our website or visit less often. If we do not anticipate, identify and respond effectively to consumer preferences or changes in consumer trends at an early stage, we may not be able to generate the desired level of sales. Such circumstances could materially and adversely affect our business, financial condition and results of operations.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and customers.

The online retail environment for our products is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies, such as Amazon.cn/Joyo and Taobao Mall; (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in e-commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasing popularity of electronic books and digital content, which have already impacted the book market in the U.S. and other countries.

We face a variety of competitive challenges including: sourcing products efficiently; pricing our products competitively; maintaining the quality of the products sold on our website; anticipating and quickly responding to changing customer demands; maintaining favorable brand recognition; providing quality services; and conducting strong and effective marketing activities. As we further develop our dangdang.com marketplace program, we will face increasing challenges to compete for and retain high quality third-party merchants. If we cannot properly address these challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors have significantly greater financial, marketing and other resources than us. In addition, other online retailers may be acquired by, receive investment from or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. Certain of our competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and system development than us. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our further expansion in the general merchandise business and third-party marketplace business may lower our profit margins. In addition, given the relatively short history of these new businesses, it may be difficult for you to evaluate our business and prospects.

Since our inception, we have focused on selling books online. In recent years, we have gradually expanded the product offerings on our website to include other media products and selected general merchandise categories. In 2009, we launched the dangdang.com marketplace program to allow third-party merchants to sell certain general merchandise products alongside our products. These new businesses involve risks and challenges different from those of book retailing. For example, compared with book suppliers, general merchandise suppliers usually give us shorter periods of payment credit, which requires us to upgrade our internal finance and accounting functions to adjust to such new payment cycles. In addition, general merchandise products typically come in different sizes and shapes and therefore require more flexible warehouse storage spaces and fulfillment capacity as compared to books. Furthermore, because of the variety of quality standards, shapes, sizes, colors and styles of many general merchandise products, such as electronics and apparel, it is more difficult for us to inspect and control the quality and ensure the proper handling of the general merchandise products sold on our website. We anticipate that we may experience a higher rate of return for, or complaints regarding, such products. The sale of general merchandise products may also expose us to risks related to product defects or other quality problems, which may result in costly product liability claims against us and harm to our brand and reputation. Pursuant to the relevant PRC laws and regulations, customers who have purchased general merchandise products at our website can seek indemnification from us for any damages caused by defective products that we sell. In addition, the relevant government authorities can initiate investigation, confiscate any products with quality problems or any illegal income generated from selling such products, impose penalties, or, in serious cases, suspend licenses of the parties involved. General merchandise products generally have lower profit margins than books and other media products and we may need to price aggressively to gain market share or remain competitive in this new business, which may further reduce our profit margins. We also face challenges to address changes in customer demands and preferences and the associated inventory risks.

We have a limited history of operating these new businesses, which makes predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. Our ability to achieve satisfactory financial results in these new businesses is unproven.

Uncertainties regarding the growth and sustained profitability of B2C e-commerce in China could adversely affect our net revenues and business prospects and the trading price of our ADSs.

Substantially all of our net revenues are based on a B2C e-commerce business model. While B2C e-commerce has existed in China since the 1990s, only recently have certain companies, such as our company, become profitable and thus the long term viability and prospects of various B2C e-commerce business models, and e-commerce generally, in China remain relatively untested. Our future operating results will depend on numerous factors affecting the development of e-commerce in China, which may be beyond our control. These factors include:

•	the growth of personal computer, internet and broadband usage and penetration in China, and the rate of any such growth;

•	the trust and confidence level of consumers in online shopping in China, as well as changes in customer demographics and consumers’ tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer on websites;

•	whether alternative retail channels or business models that better address the needs of consumers emerge in China;

•	the development of fulfillment, payment and other ancillary services associated with online purchases; and

•	general economic conditions, particularly economic conditions affecting discretionary consumer spending.

A decline in the popularity of shopping on the internet in general, or any failure by us to adapt our website and improve the online shopping experience of our customers in response to trends and consumer requirements, will adversely affect our net revenues and business prospects.

Our growth and profitability depend on the level of consumer confidence and spending in China.

Our results of operations are sensitive to changes in overall economic and political conditions that impact consumer spending. The retail industry, in particular, is very sensitive to broad economic changes, and retail purchases tend to decline during recessionary periods. Substantially all of our net revenues are derived from retail sales in China. Many factors outside of our control, including interest rates, volatility of the world’s stock markets, inflation and deflation, tax rates and other government policies, and unemployment rates can adversely affect consumer confidence and spending. The domestic and international political environments, including military conflicts and political turmoil or social instability, may also adversely affect consumer confidence and reduce spending, which could in turn materially and adversely affect our growth and profitability.

The proper functioning of our website is essential to our business and any failure to maintain the satisfactory performance, security and integrity of our website will materially and adversely affect our business, reputation, financial condition and results of operations.

The satisfactory performance, reliability and availability of our website, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain customers and maintain adequate customer service levels. Our net revenues depend on the number of visitors who shop on our website and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our website or reduced order fulfillment performance would reduce the volume of products sold and the attractiveness of product offerings at our website. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We may also experience interruptions caused by reasons beyond our control. In June 2010, due to a power outage at one of our data centers, our website did not function properly and we were unable to take customer orders for approximately three hours around midnight. There can be no assurance that such unexpected interruptions will not happen again, and future occurrences could damage our reputation and result in a material decrease in our revenues.

We use internally developed systems for our website and substantially all aspects of transaction processing, including order management, cash, debit card and credit card processing, purchasing, inventory management and shipping. We periodically upgrade and expand our systems, and in the future, we intend to further upgrade and expand our systems and to integrate newly developed or purchased software with our existing systems to support increased transaction volume. Any inability to add additional software and hardware or to develop and upgrade our existing technology, transaction-processing systems or network infrastructure to accommodate increased traffic on our website or increased sales volume through our transaction-processing systems may cause unanticipated system disruptions, slower response time, degradation in levels of customer service and impaired quality and speed of order fulfillment, which would have a material adverse effect on our business, reputation, financial condition and results of operations.

If we fail to manage our relationships with our suppliers, our business and prospects may suffer.

We source our products from domestic Chinese publishers, manufacturers and distributors. We have strong relationships with a network of suppliers across China. For books and other media products, we have fostered long-term relationships with numerous suppliers, including some strategically important suppliers who, in some cases, give us exclusive rights to sell online certain popular or hard-to-find books and other media products within certain prescribed periods. As compared to our book suppliers, our relationships with general merchandise suppliers are relatively recent and still developing, and maintaining strong relationships with these suppliers is also important to the growth of our business. Maintaining good relationships with suppliers that compete with each other can be difficult. For example, suppliers of similar products may compete for desirable virtual shelf space or priority exposure of their products on our website to our customer base. There can be no assurance that our current suppliers will continue to sell merchandise to us on terms acceptable to us, or that we will be able to establish new or extend current supplier relationships to ensure a steady supply of merchandise in a timely and cost-efficient manner. If we are unable to develop and maintain good relationships with suppliers, it may inhibit our ability to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if our suppliers cease to provide us with favorable pricing or payment terms or return policies, our working capital requirements may increase and our operations may be materially and adversely affected. Any breakdown in our supplier relationships, or a failure to timely resolve disputes with or complaints from our suppliers, could materially and adversely affect our business, prospects and results of operations.

If we fail to successfully adopt new technologies or adapt our website and systems to customer requirements or emerging industry standards, our business, prospects and financial results may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our website. The internet and the online retail industry are characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, enhance our existing services, develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of website and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, proprietary technologies and transaction-processing systems to customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations would be materially adversely affected.

Any interruption in the operation of our data centers or logistics centers for an extended period may have an adverse impact on our business.

Our ability to process and fulfill orders accurately and provide high-quality customer service depends on the efficient and uninterrupted operation of our data centers and logistics centers. Our data centers and logistics centers may be vulnerable to damage caused by fire, flood, power loss, telecommunications failure, break-ins, earthquake, human error and other events. In addition, we do not currently have additional back-up systems or a formal disaster recovery plan and do not carry business interruption insurance to compensate for losses that may occur. The occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

Failure to protect confidential information of our customers and our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to online commerce and communications is the secure transmission of confidential information over public networks. Currently, all product orders and, in some cases, payments for products we offer, are made through our website. In addition, some online payments for our products are settled through third-party online payment services. In such transactions, maintaining complete security for the transmission of confidential information on our website, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, is essential to maintain consumer confidence. We have limited influence over the security measures of third-party online payment service providers. In addition, we hold certain private information about our customers, such as their names, addresses, phone numbers and browsing and purchasing records. We may not be able to prevent third parties, such as hackers or criminal organizations, from stealing information provided by our customers to us through our website. In addition, our third-party merchants and delivery service providers may violate their confidentiality obligations and disclose information about our customers. Any compromise of our security or third-party service providers’ security could have a material adverse effect on our reputation, business, prospects, financial condition and results of operations. For example, we recently received more than 20 complaints from our customers in various parts of China regarding instances where they received phone calls from people trying to sell online gift cards to them by impersonating our company’s customer service representatives. A few customers were scammed and purchased fake gift cards that cannot be used on our website. In response to these complaints, we suggested that our customers report the incidents to the relevant local public security bureau. Although we do not believe that we are responsible for any wrongdoings, several Chinese newspapers and online media have reported these cases and accused us of negligence in safeguarding our customers’ personal information. Such negative publicity has adversely affected our public image and reputation. We cannot assure you that similar events out of our control will not occur in the future, which could cause serious harm to our brand and reputation.

In addition, significant capital and other resources may be required to protect against security breaches or to alleviate problems caused by such breaches. The methods used by hackers and others engaged in online criminal activity are increasingly sophisticated and constantly evolving. Even if we are successful in adapting to and preventing new security breaches, any perception by the public that online commerce and transactions, or the privacy of user information, are becoming increasingly unsafe or vulnerable to attack could inhibit the growth of e-commerce and other online services generally, which in turn may reduce the number of orders we receive.

We depend on numerous third-party delivery service providers to deliver our products, and their failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our market reputation and materially and adversely affect our business and results of operations.

We currently use a network of 104 third-party inter-city transportation companies and local third-party courier companies to deliver parcels to our customers. For customers in remote areas not covered by our delivery network, we use China’s postal services to deliver our products. Interacting with and coordinating the activities of so many delivery companies is complicated. Interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters or labor unrest. In addition, in response to competition or for promotional purposes, we may from time to time promise even shorter delivery time to our customers, which will put increased pressure on our delivery network. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and market reputation could suffer. In addition, as local courier companies tend to be small companies with limited capital resources, they may be more likely to go bankrupt, close down or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the courier companies collect for us, or hold them accountable for the losses they cause us. Although the courier companies are generally required to provide cash deposits or payment guarantees to us before we let them provide services for us, such security may not be sufficient to cover the risks to which we are exposed. In addition, if the courier companies cease to provide cash deposits to us or significantly reduce the amounts of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. We also expect gradual consolidation in the logistics industry, and we may experience disruption to our delivery network in areas covered by the companies undergoing acquisitions or integration, or we may experience difficulty in negotiating favorable terms with such companies. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Our legal right to lease certain properties could be challenged by property owners or other third parties, which may cause interruptions to our business operations.

We lease all of the premises used for our offices, warehouses and data centers. A majority of our lessors have not been able to provide the relevant housing ownership certificates for the properties leased by us. In particular, three of our warehouses are located on collectively-owned land or military land, respectively, and the lessors have not been able to provide the relevant title certificates and approvals in relation to the leases, including the approvals from the military authorities or collective members. Most of our leases of the properties have not been filed for registration with the relevant government authorities, as required under PRC law. In addition, two of our leased premises were mortgaged by the owners before we entered into lease agreements with them. As of the date of this prospectus, we are not aware of any actions, claims or investigations being contemplated by the competent government authorities with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if third parties who purport to be property owners or beneficiaries of the mortgaged properties challenge our right to lease these properties, we may not be able to protect our leasehold interest and may be ordered to vacate the affected premises, which could in turn materially and adversely affect our business operations and results of operations.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices, warehouses and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. A number of our leases will expire in the near future and are subject to renewal at market prices, which could result in a substantial increase in the rent at the time of renewal. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

We plan to expand our logistics center and distribution network. If we are not able to manage such expansion successfully, our growth potential, results of operations and business could be materially and adversely affected.

We believe our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We intend to expand our logistics centers and distribution network to accommodate more customer orders, provide better coverage of our target markets, and support our expansion into general merchandise products. We cannot assure you that we will be able to lease suitable facilities at commercially acceptable terms in accordance with our expansion plan. In addition, the expansion of our logistics centers and distribution network will put pressure on our managerial, financial, operational and other resources. If we are unable to secure new facilities or effectively manage our expanded logistics operations and control increasing costs, our growth potential, results of operations and business could be materially and adversely affected.

We may incur liability for counterfeit products, products sold at our website or content provided on our website that infringe on third-party intellectual property rights.

We source our products from over 1,000 suppliers across China. In connection with our dangdang.com marketplace program, third-party merchants are separately responsible for sourcing the products they sell on our website. Although we have adopted measures to verify the authenticity of products sold on our website and minimize potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not always be successful. In the event that counterfeit or infringing products are sold on our website, we could face claims that we should be held liable for selling counterfeit products or infringing on others’ intellectual property rights. We have in the past received many intellectual property infringement claims, none of which have had a material adverse effect on our business or financial condition. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Moreover, regardless of whether we successfully defend against such claims, our reputation could be severely damaged. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

Under our agreements with suppliers and third-party merchants, we require our suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from such suppliers or any products sold by third-party merchants. However, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our business depends substantially on the continued efforts of our executive officers and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers named in this prospectus. If one or more of our executive officers were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. We may also incur additional expenses to recruit and retain qualified replacements. If any of our executive officers joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and other personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the e-commerce industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Implementation of new labor laws in China may adversely affect our business and results of operations.

Pursuant to a new PRC labor contract law that became effective in 2008, employers in China are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or reduce our workforce, the new labor contract law could adversely affect our ability to make such changes in a manner that is most favorable to our business or in a timely and cost effective manner. In early 2010, local labor authorities in several places where we have business operations, such as Beijing and Shanghai, significantly increased the minimum hourly wages for temporary workers. As we employ a large number of temporary employees through third-party contractors, the implementation of this new policy will significantly increase our operating expenses in 2010 and future periods if we continue to employ large number of temporary employees. In addition, under the new labor contract law, we are jointly liable with third-party contractors for their breach of the labor contract law and may be held liable for damages to the temporary employees as a result of any breach by any third-party contractors of the labor contracts between temporary employees and third-party contractors. All of these factors may adversely affect our business and results of operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, our co-founders and directors, Mr. Guoqing Li and Ms. Peggy Yu Yu, who are husband and wife, together own an aggregate of 43.7% of our outstanding shares. Upon the completion of this offering, they will own an aggregate of 34.7% of our outstanding shares, representing 43.1% of the total voting power of our outstanding common shares after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, Mr. Li and Ms. Yu have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. For more information regarding our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of September 30, 2010, we registered 50 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 33 trademarks and service marks in China. Our trademarks and service marks may be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

It is often difficult to create and enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.

We incur significant costs on a variety of marketing efforts designed to increase sales of our products and some marketing campaigns and methods may turn out to be ineffective.

We rely on a variety of different marketing efforts tailored to our targeted customers to increase sales of our products. Our marketing activities, which often involve significant costs, may not be well received by customers and may not result in the levels of product sales that we anticipate. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

We may suffer losses if we are unable to efficiently manage our inventory risks, particularly when expanding into the general merchandise business.

We must anticipate the popularity of products and purchase them before selling them to our customers. Under some of our current supply agreements, we enjoy flexible policies for returning the unsold items to our suppliers. In order to secure more favorable business terms, we have entered into and plan to continue to enter into purchase arrangements with our suppliers with more restrictive return policies. For example, some of our contracts with suppliers contain restrictions on our ability to return products, such as caps on the amount of products that can be returned, and we may lose preferential pricing terms for such products if we exceed these caps, which could materially affect our profit margins. In addition, under this business model, we will also incur increased inventory risks if we are unable to return unsold products to our suppliers. Return policies in our general merchandise supply agreements may have more restrictive terms. If we are unable to correctly predict demand for the products that we are committed to purchase, we will be responsible for covering the cost of the products that we are unable to sell, and our financial condition and results of operations would be adversely affected.

Our results of operations are subject to quarterly fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in internet usage and traditional retail seasonality patterns. We generally experience less user traffic and acquire fewer customers during national holidays in China, in particular during the first quarter of each year due to the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. Furthermore, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters.

Due to the foregoing factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may be materially and adversely affected.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weakness in our internal control over financial reporting that has been identified, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to the lack of personnel with U.S. GAAP expertise in the preparation of our financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented a number of measures to address the material weakness that has been identified, including hiring our chief financial officer, a senior financial reporting director and a financial reporting manager with U.S. GAAP and SEC reporting experience in 2010. We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that these and other remedial measures will fully address the material weakness or other control deficiencies.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. As we continue to expand our general merchandise product offerings, we may be increasingly exposed to product liability claims related to product defects in the design or manufacture of such general merchandise. Any product liability claims or business disruption, natural disaster could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business and results of operations.

Risks Relating to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting an internet content distribution business.

We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiary, Dangdang Kewen, our affiliated PRC entity, and our affiliated PRC entity’s shareholders. Our affiliated PRC entity holds the licenses that are essential to the operation of our business. For a detailed description of these licenses and permits, see “PRC Regulation.” Our affiliated PRC entity is a PRC limited liability company 50% owned by Mr. Guoqing Li and 50% owned by Ms. Peggy Yu Yu, husband and wife, both of whom are major shareholders, co-founders and directors of our company, and PRC citizens. As a result of these contractual arrangements, we exert control over our affiliated PRC entity and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Our Corporate History and Structure.”

In the opinion of our PRC counsel, Commerce & Finance Law Offices, our current ownership structure, the ownership structure of our subsidiary and our affiliated PRC entity, the contractual arrangements between our subsidiary, our affiliated PRC entity and its shareholders, and our business operations, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiary or our affiliated PRC entity are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or affiliated PRC entities, revoking the business licenses or operating licenses of our PRC subsidiaries or affiliated PRC entities, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

We rely on contractual arrangements with our affiliated PRC entity and its shareholders for the operation of our business, which may not be as effective as direct ownership. If our affiliated PRC entity and its shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of internet-based businesses in China, we depend on contractual arrangements with our affiliated PRC entity, Dangdang Kewen, in which we have no ownership interest, to engage in the online retailing business. These contractual arrangements are intended to provide us with effective control over this entity and allow us to obtain economic benefits from it. Although we have been advised by our PRC counsel, Commerce & Finance Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, Dangdang Kewen and its shareholders could breach their contractual arrangements with us by, among other things, failing to operate our online retailing business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our affiliated PRC entity with direct ownership, we would be able to exercise our rights as shareholders to effect changes to its board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if Dangdang Kewen or its shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. In addition, since each of the two shareholders of our affiliated PRC entity holds a 50% interest in such entity, any conflict between them as to the operations of the affiliated PRC entity would result in a deadlock that may be detrimental to our business. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our affiliated PRC entity have potential conflicts of interest with us, which may adversely affect our business.

Mr. Guoqing Li and Ms. Peggy Yu Yu are husband and wife, and co-founders and directors of our company. They are also the shareholders of our affiliated PRC entity, each holding 50% in such entity. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our affiliated PRC entity may arise. We cannot assure you that they will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. In addition, Mr. Li and Ms. Yu could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our affiliated PRC entity that are important to the operation of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our affiliated PRC entity, such entity holds certain assets that are important to the operation of our business. If our affiliated PRC entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our affiliated PRC entity undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our affiliated PRC entity may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our affiliated PRC entity, we are effectively subject to the 5% PRC business tax on net revenues derived from our contractual arrangements with our affiliated PRC entity. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our affiliated PRC entity were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our affiliated PRC entity adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our affiliated PRC entity’s tax expenses without reducing our tax expenses, which could subject our affiliated PRC entity to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our affiliated PRC entity may result in adverse tax consequences to us. As our affiliated PRC entity suffered accumulated loss since its inception, it has not paid any PRC income tax so far. If it generates net income from transactions with our PRC subsidiaries pursuant to the contractual arrangements in the future and the PRC tax authorities decide to make transfer pricing adjustments on its net income, our consolidated net income may be adversely affected.

If our affiliated PRC entity fails to obtain and maintain the requisite assets, licenses and approvals required under the complex regulatory environment for internet-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry. See “PRC Regulation.” Our affiliated PRC entity is required to obtain and maintain certain assets relevant to its business as well as applicable licenses or approvals from different regulatory authorities in order to provide its current services. These assets and licenses are essential to the operation of our business and are generally subject to annual review by the relevant governmental authorities. Furthermore, our affiliated PRC entity may be required to obtain additional licenses. If it fails to obtain or maintain any of the required, assets, licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net revenues, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our affiliated PRC entity will materially and adversely affect our business, financial condition and results of operations.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet content were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The Chinese legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. For example, in December 2009, the State Administration of Taxation issued a circular, commonly referred to as Circular 698, to strengthen the PRC tax authorities’ scrutiny over any indirect transfer of equity interests in a PRC tax resident enterprise by a non-resident enterprise, which became effective retroactively on January 1, 2008. Circular 698 specifies that the PRC State Administration of Taxation is entitled to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose and impose a PRC withholding tax at the rate of up to 10% to gains derived from such indirect transfer. There is little guidance and practical experience regarding the application of this relatively new tax circular. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our results of operations and financial condition.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.

Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. However, it remains unclear how the PRC authorities will treat overseas enterprises controlled by PRC individuals, as in our case.

If the PRC tax authorities determine that our Cayman holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our worldwide income could be subject to PRC tax at a rate of 25%. Although we have had net operating losses to date, if we expand our business overseas and generate significant revenues and profits outside China in the future, the imposition of 25% PRC tax on our worldwide income could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Finally, foreign ADS holders that are enterprises may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A common shares, if such income is sourced from within the PRC. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our foreign ADS holders that are enterprises will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC laws and regulations, such as the M&A Rules promulgated by six PRC regulatory agencies in 2006 and the Anti-Monopoly Law promulgated by the PRC National People’s Congress in 2007, establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors and companies more time-consuming and complex, including requirements in some instances that various governmental authorities be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the relevant PRC laws and regulations to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. We can not assure you that our shareholders who are PRC citizens or residents will make, obtain or update any applicable registration. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability and penalties under PRC law for evasion of applicable foreign exchange restrictions.

Despite various interpretations issued by SAFE, some of the terms and provisions in the SAFE regulations remain unclear and implementation by central SAFE and local SAFE branches of the SAFE regulations has been inconsistent since its adoption in 2005. For example, shortly after its promulgation in 2005, many PRC resident shareholders of companies that appeared to fall within the scope of the regulations inquired with SAFE about the registration procedures, and based on the different circumstances in each case, different companies often received differing guidance on how and whether to register under the regulations. In 2006, our PRC resident shareholders voluntarily inquired about and attempted to comply with the relevant SAFE regulations. However, the local SAFE branch was not certain about whether the registration requirements applied to our shareholders, inhibiting their ability to make their registration applications. During the process of preparing for this offering, we and our PRC resident shareholders, Ms. Peggy Yu Yu and Mr. Guoqing Li, have consulted with relevant SAFE officials about how to comply with the SAFE registration requirements and have submitted the registration application to the competent local SAFE. Because of uncertainty over how the SAFE regulations will be interpreted and implemented, and how SAFE will apply them to us, we cannot predict how these regulations will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of the proceeds from this offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

In March 2007, SAFE issued further regulations requiring Chinese citizens who are granted share options by an overseas publicly-listed company to register with SAFE through a Chinese agent (including without limitation a Chinese subsidiary of the overseas publicly-listed company) and complete certain other procedures.

We and our PRC employees who have been granted share options and restricted shares will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. For example, none of our loans to our PRC subsidiaries may exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

Our PRC subsidiaries and affiliated PRC entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands and rely on, in part, dividends paid from our PRC subsidiaries. Current PRC regulations permit our subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since Dangdang Information and Dangdang Kewen have, to date, been in an accumulated loss position, no such reserve fund was established for the three years ended December 31, 2007, 2008 and 2009. Further, if our PRC subsidiaries and affiliated PRC entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated PRC entity, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Risks Relating to Our ADSs and This Offering

An active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the New York Stock Exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures;

•	announcements of new services and product category expansions by us or our competitors;

•	fluctuations in market prices of our products;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be 17,000,000 ADSs (equivalent to 85,000,000 Class A common shares) outstanding immediately after this offering, or 19,550,000 ADSs (equivalent to 97,750,000 Class A common shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors and existing shareholders, and certain of our option holders have agreed not to sell any common shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their common shares. As a result, you will experience immediate and substantial dilution of approximately US$9.96 per ADS (assuming that no outstanding options to acquire Class A common shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$2.04 as of September 30, 2010 after giving effect to this offering and the assumed initial public offering price of US$12.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse United States federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets based on the market value of our Class A common shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and projections as to the value of our Class A common shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC for the current taxable year, fluctuations in the market price of our ADSs or Class A common shares may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income for the taxable year is passive income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC would substantially increase. In connection with filing an annual report with the U.S. Securities and Exchange Commission, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A common shares and on the receipt of distributions on the ADSs or Class A common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or Class A common shares if we are or become classified as a PFIC. For more information see “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Our dual-class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We will issue Class A common shares represented by our ADSs in this offering. All of our existing shareholders as of September 30, 2010, including our founders, hold our Class B common shares, and our outstanding preferred shares will be automatically converted into Class B common shares upon the completion of this offering. We intend to maintain the dual-class common share structure after the closing of this offering. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time Ms. Peggy Yu Yu and Mr. Guoqing Li and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.

Due to the disparate voting powers attached to these two classes, we anticipate that our existing shareholders will collectively own approximately 97.2% of the voting power of our outstanding common shares after this offering and will have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Ms. Peggy Yu Yu and Mr. Guoqing Li, will own approximately 34.7% of our outstanding common shares, representing 43.1% of our total voting power after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A common shares and ADSs.

We will adopt new amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A common shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

U.S. shareholders may be able to originate actions against us in the Cayman Islands under Cayman Islands laws. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for shareholders to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2010 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A common shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our sixth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, we will give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date and the depositary will send a notice to you about the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A common shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A common shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A common shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A common shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A common shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offering or as a result of additional securities issued under our share-based compensation plans.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result. In addition, we adopted a share-based compensation plan in 2004, or the 2004 plan, and have granted options to purchase substantially all of the common shares reserved under the 2004 plan. We adopted a new share incentive plan in 2010, or the 2010 plan. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. The additional securities we may issue under the 2010 plan or other share-based compensation plans we may adopt in future will dilute the ownership interests of our shareholders, including holders of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	trends and competition in China’s B2C e-commerce market;

•	expected changes in our revenues and certain cost and expense items;

•	our proposed use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party market research firms, including a consumer survey conducted by iResearch in May 2010 at our request and commissioned by us for the purposes of this offering, and publicly available data. Although we believe that the publications, reports and surveys are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$144.1 million, or approximately US$147.4 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$12.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 change in the assumed initial public offering price of US$12.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$12.3 million, or approximately US$12.6 million if the underwriters exercise their option to purchase additional ADSs in full, assuming the sale of 13,200,000 ADSs at US$12.00 per ADS, the mid-point of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use net proceeds of this offering as follows:

•	approximately US$25.0 million to US$30.0 million to broaden our product categories;

•	approximately US$25.0 million to US$30.0 million to expand our fulfillment capabilities;

•	approximately US$25.0 million to US$30.0 million to further enhance our technology infrastructure; and

•	the balance for general corporate purposes, including working capital and funding potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plans to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to the approval of our shareholders and applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering and (ii) the sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2010
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	US$	US$	US$
	(in thousands, except share and per share data)

Preferred Shares
Series A convertible preferred shares (US$0.0001 par value; 44,285,710 shares authorized, 44,285,710 shares issued and outstanding)	7,670	—	—
Series B convertible preferred shares (US$0.0001 par value; 43,995,740 shares authorized, 43,995,740 shares issued and outstanding)	8,520	—	—
Series C convertible preferred share (US$0.0001 par value; 49,268,500 shares authorized, 49,268,500 shares issued and outstanding)	31,611	—	—
Shareholders’ (Deficit) Equity
Class A common shares (US$0.0001 par value; 324,055,740 authorized, nil shares issued and outstanding)	—	—	7
Class B common shares (US$0.0001 par value; 175,944,260 shares authorized, 175,944,260 shares issued and outstanding)	23	36	36
Additional paid-in capital(2)	20,004	66,259	211,878
Accumulated other comprehensive loss	(1,988)	(1,988)	(1,988)
Accumulated deficit	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity(2)	(36,721)	9,547	155,173
Total capitalization(2)	11,180	9,547	155,173

Notes:

(1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$12.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$12.3 million.

DILUTION

Our net tangible book value as of September 30, 2010 was approximately US$0.06 per common share and US$0.31 per ADS. Net tangible book value per common share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of common shares outstanding. Dilution is determined by subtracting net tangible book value per common share from the assumed public offering price per common share.

Without taking into account any other changes in such net tangible book value after September 30, 2010, other than to give effect to (1) the conversion of all of our series A, series B and series C convertible preferred shares into Class B common shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of 13,200,000 ADSs in this offering, at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma net tangible book value at September 30, 2010 would have been US$0.41 per outstanding common share, including Class A common shares underlying our outstanding ADSs, or US$2.04 per ADS. This represents an immediate increase in net tangible book value of US$0.35 or 549.3% per common share, or US$1.73 or 549.3% per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$1.99 or 82.9% per common share, or US$9.96 or 82.9% per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per common share basis assuming that the initial public offering price per common share is US$2.40 and all ADSs are exchanged for Class A common shares:

Assumed initial public offering price per common share	US$	2.40
Net tangible book value per common share	US$	0.06
Pro forma net tangible book value per common share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	0.04
Pro forma net tangible book value per common share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of September 30, 2010	US$	0.41
Amount of dilution in net tangible book value per common share to new investors in the offering	US$	1.99
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$	9.96

A US$1.00 change in the assumed public offering price of US$12.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$12.3 million, the pro forma net tangible book value per common share and per ADS after giving effect to this offering by US$0.03 per common share and by US$0.16 per ADS and the dilution in pro forma net tangible book value per common share and per ADS to new investors in this offering by US$0.17 per common share and US$0.84 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Assuming the underwriters’ over-allotment option is exercised in full , our pro forma net tangible book value at September 30, 2010 would have been US$0.42 per outstanding common share, including Class A common shares underlying our outstanding ADSs, or US$2.08 per ADS. This represents an immediate increase in net tangible book value of US$0.36 or 560.7% per common share, or US$1.77 or 560.7% per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$1.98 or 82.7% per common share, or US$9.92 or 82.7% per ADS, to purchasers of ADSs in this offering.

The following table summarizes, on a pro forma basis as of September 30, 2010, the differences between the shareholders as of September 30, 2010 and the new investors with respect to the number of Class A common shares purchased from us, the total consideration paid and the average price per common share paid at an assumed initial public offering price of US$12.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Common Shares				Average Price	Average
	Purchased		Total Consideration		Per Common	Price Per
	Number	Percent	Amount	Percent	Share	ADS

Existing shareholders	313,494,210	82.6%	43,871,906	21.7%	0.14	0.70
New investors	66,000,000	17.4%	158,400,000	78.3%	2.40	12.00

Total	379,494,210	100.0%	202,271,906	100.0%

A US$1.00 change in the assumed public offering price of US$12.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per common share and average price per ADS paid by all shareholders by US$13.2 million , US$13.2 million, US$0.03 and US$0.17, respectively, assuming the sale of 13,200,000 ADSs at US$12.00, the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were 32,843,600 Class A common shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$0.604 per Class A common share, and there were 10,362,270 Class A common shares available for future issuance upon the exercise of future grants under our 2010 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is primarily conducted in China and substantially all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8259 to US$1.00, the rate in effect as of December 31, 2009. For conversion of data in the “Industry Overview” section, translations from Renminbi to U.S. dollars were made at a rate of RMB6.7815 to US$1.00, the rate in effect as of June 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On November 19, 2010, the rate was RMB6.6398 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November (through November 19)	6.6398	6.6530	6.6906	6.6233

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to how and whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China under PRC law, because we are incorporated under the laws of the Cayman Islands and it is difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A common shares, to establish a connection to China for a PRC court to have subject matter jurisdiction as required by the PRC Civil Procedures Law. U.S. shareholders may be able to originate actions against us in the Cayman Islands under Cayman Islands law. However, we do not have any substantial assets other than certain corporate documents and records in the Cayman Islands and it may be difficult for shareholders to enforce a judgment obtained in a Cayman Islands court in China, where substantially all of our operations are conducted.

CORPORATE HISTORY AND STRUCTURE

Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, incorporated our holding company, E-Commerce China Co. Ltd., in the Cayman Islands in preparation for overseas fund raising in January 2000. We changed the Cayman holding company’s name to E-Commerce China Dangdang Inc. in June 2010. We refer to this entity in this prospectus as Dangdang Holding. In April 2000, Dangdang Holding obtained control of Dangdang Information.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. We are a Cayman Islands company and our PRC subsidiary, Dangdang Information, is considered a foreign invested enterprise. As a wholly foreign-owned enterprise, Dangdang Information is restricted from holding the licenses that are essential to the operation of our business, such as licenses for operating our website and for sales of audio and video products in China. We approved a corporate structure plan and instructed Ms. Peggy Yu Yu and Mr. Guoqing Li, our co-founders, both of whom are PRC citizens, to establish Dangdang Kewen in August 2004 in order to apply for and hold such licenses. To gain effective control over Dangdang Kewen and its subsidiaries, Dangdang Information entered into a series of contractual arrangements with Dangdang Kewen and its shareholders. Dangdang Information conducts a substantial portion of our business in China, including, for example, handling our product procurement and fulfillment operations and holding lease title to our warehouse facilities across China, while Dangdang Kewen holds the licenses for operating our website and the sales of audio and video products that Dangdang Information is restricted from undertaking under PRC law. To further develop our business, Dangdang Information established a subsidiary, Wuxi Dangdang Information, in Wuxi, China in August 2010. Wuxi Dangdang Information will support Dangdang Information in conducting our B2C e-commerce business in China. Dangdang Kewen established a wholly owned subsidiary, Wuxi Dangdang Kewen, in Wuxi in September 2010. Wuxi Dangdang Kewen will support Dangdang Kewen to conduct our B2C e-commerce business in China.

The following diagram illustrates our corporate structure:

(1)	Each of Ms. Peggy Yu Yu and Mr. Guoqing Li, wife and husband, owns 50% of the equity interests in Dangdang Kewen.

We have entered into contractual arrangements with Dangdang Kewen and its shareholders described below, through which we exercise effective control over the operations of Dangdang Kewen and receive economic benefits generated from shareholders’ equity interests in this entity. Accordingly, we consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP. See the several risks discussed under “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry” for a comprehensive description of the various material risks related to our corporate structure. In particular, see “Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

Loan Agreement.  The shareholders of Dangdang Kewen, namely Ms. Peggy Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004, as amended and restated in July 2010. Under this loan agreement, Dangdang Information has granted an interest-free loan of RMB2.0 million to the Dangdang Kewen shareholders solely for their capital contributions to Dangdang Kewen. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request early repayment of the loan with 30 days’ advance notice and may decide the loan to be repaid in cash or in other forms.

Exclusive Call Option Agreement.  The shareholders of Dangdang Kewen entered into an exclusive call option agreement with Dangdang Information in December 2004, as amended and restated in July 2010, under which the shareholders jointly and severally granted to Dangdang Information an option to purchase their equity interests in Dangdang Kewen at a purchase price equal to the capital contribution amount, unless otherwise required by PRC law or agreed in writing by the relevant parties. The purchase price can be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen, subject to applicable PRC laws.

Exclusive Technical Support Service Agreement.  Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, as amended and restated in July 2010, under which Dangdang Kewen, including its subsidiaries or any companies or entities under its control, agrees to engage Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees determined based on the revenues of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement may be terminated by the parties thereto in written agreement at any time.

Power of Attorney.  Each shareholder of Dangdang Kewen executed an irrevocable power of attorney in July 2010 to appoint Dangdang Information as the attorney-in-fact to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen pursuant to the Exclusive Call Option Agreement. The power of attorney with each shareholder expires when the shareholder ceases to hold any equity interests in Dangdang Kewen.

Equity Pledge Agreement.  The shareholders of Dangdang Kewen entered into an equity pledge agreement with Dangdang Information in December 2004, as amended and restated in July 2010, under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure performance of all obligations of Dangdang Kewen and its shareholders under the above exclusive technical support service agreement and the exclusive call option agreement. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. If any event of default as provided for therein occurs, Dangdang Information, as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment.

Our Shareholding Structure

In September 2010, our shareholders approved a dual-class common share structure, pursuant to which all common shares held by our existing shareholders as of September 10, 2010, including our founders, were re-designated as Class B common shares, and our outstanding preferred shares will be automatically converted into Class B common shares upon the completion of this offering. All common shares issued thereafter, including common shares issued upon exercise of vested options or other incentive shares and common shares to be issued in this offering, will be designated as Class A common shares. We intend to maintain the dual-class common share structure after the completion of this offering. The two classes of common shares have different voting rights; each Class A common share issued and outstanding will be entitled to one vote per share and each Class B common share issued and outstanding will be entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. We do not have any outstanding Class A common shares prior to this offering.

The following diagram illustrates our shareholding structure immediately upon the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations and cash flow data for the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our selected consolidated balance sheet data as of December 31, 2007 has been derived from our audited consolidated financial statements not included in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The selected consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Selected Consolidated Statement of Operations Data:
Net revenues:
Product revenue
Media	409,023	697,681	1,297,120	193,875	915,397	1,322,065	197,603
General merchandise	36,894	66,829	152,976	22,865	90,908	236,162	35,298

	445,917	764,510	1,450,096	216,740	1,006,305	1,558,227	232,901
Other revenue	947	1,550	7,556	1,129	3,315	12,550	1,876

Total net revenues	446,864	766,060	1,457,652	217,869	1,009,620	1,570,777	234,777
Cost of revenues	(365,284)	(638,817)	(1,129,961)	(168,890)	(795,380)	(1,223,963)	(182,940)

Gross profit	81,580	127,243	327,691	48,979	214,240	346,814	51,837
Operating expenses(1):
Fulfillment	(85,802)	(120,837)	(201,270)	(30,083)	(143,274)	(198,961)	(29,738)
Marketing	(35,503)	(40,766)	(38,473)	(5,750)	(27,290)	(55,485)	(8,293)
Technology and content	(17,202)	(26,436)	(38,989)	(5,828)	(26,917)	(44,151)	(6,599)
General and administrative	(20,931)	(26,991)	(38,021)	(5,683)	(26,255)	(46,583)	(6,963)

Income (loss) from operations	(77,858)	(87,787)	10,938	1,635	(9,496)	1,634	244

Income (loss) before income taxes	(70,511)	(81,757)	16,916	2,529	(5,233)	5,567	832
Net income (loss)	(70,511)	(81,757)	16,916	2,529	(5,233)	15,980	2,388

Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	(1,779)	(266)

Net (loss) income attributable to common shareholders	(70,511)	(81,757)	16,916	2,529	(5,233)	14,201	2,122

Loss per common share:
Basic	(0.40)	(0.47)	— (2)	— (2)	(0.03)	— (2)	— (2)
Diluted	(0.40)	(0.47)	— (2)	— (2)	(0.03)	— (2)	— (2)

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Weighted average number of common shares used in per share calculations:
Basic	175,644,260	175,644,260	175,644,260	175,644,260	175,644,260	175,764,040	175,764,040
Diluted	175,644,260	175,644,260	175,644,260	175,644,260	175,644,260	175,764,040	175,764,040
Pro forma earnings per common share—unaudited:
Basic						0.05	0.01
Diluted						0.04	0.01
Weighted average number of common shares used in pro forma per share calculations—unaudited:
Basic						313,313,990	313,313,990
Diluted						332,956,840	332,956,840

Notes:

(1)	Share-based compensation expenses were allocated in operating expenses as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Fulfillment	517	469	764	114	556	784	117
Marketing	111	105	131	20	95	161	24
Technology and content	266	270	479	71	329	573	86
General and administrative	2,746	1,519	2,623	392	1,840	6,138	917

Total share-based compensation expenses	3,640	2,363	3,997	597	2,820	7,656	1,144

(2)	Each holder of series A, series B and series C convertible preferred shares is entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0438 per share per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively, prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Prior to June 2010, each holder of series C convertible preferred shares was entitled to dividends at the rate of US$0.0534 per share per annum. For each of the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, the basic and diluted losses per share were calculated using the two class method taking into consideration of the deemed dividends that each preferred shareholder is entitled to.

	As of December 31,				As of September 30,
	2007	2008	2009		2010
	RMB	RMB	RMB	US$	RMB	US$	US$	US$
							Pro forma	Pro forma
							(Unaudited)(1)	as adjusted
								(Unaudited)(2)
	(in thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	63,531	66,509	75,759	11,323	198,652	29,692	29,692	177,004
Held-to-maturity investments	102,000	50,000	90,000	13,452	95,000	14,199	14,199	14,199
Inventories	169,617	300,813	540,744	80,823	930,521	139,081	139,081	139,081
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2007, 2008 and 2009 and September 30, 2010, respectively)	7,925	8,025	11,764	1,758	13,224	1,977	1,977	1,977
Total assets	379,564	463,821	800,905	119,709	1,372,726	205,175	203,642	350,954
Accounts payable	235,883	372,253	618,062	92,379	1,112,770	166,321	166,321	166,321
Convertible preferred shares:
Series A	51,314	51,314	51,314	7,670	51,314	7,670	—	—
Series B	57,001	57,001	57,001	8,520	57,001	8,520	—	—
Series C	209,716	209,716	209,716	31,345	211,495	31,611	—	—
Common shares	151	151	151	23	—	—	—	—
Class A common shares	—	—	—	—	—	—	—	7
Class B common shares	—	—	—	—	151	23	36	36
Accumulated deficit	(315,726)	(397,483)	(380,567)	(56,882)	(366,366)	(54,760)	(54,760)	(54,760)
Total shareholders’ (deficit) equity	(210,768)	(291,443)	(270,543)	(40,436)	(245,675)	(36,721)	9,547	155,173

Notes:

(1)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering.

(2)	The consolidated balance sheet data as of September 30, 2010 are adjusted to give effect to (i) the automatic conversion of all of our outstanding series A, series B and series C convertible preferred shares into 137,549,950 Class B common shares immediately upon the completion of this offering; and (ii) the sale of 66,000,000 Class A common shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Selected Cash Flow Data:
Net cash (used in) provided by operating activities	(39,660)	(37,417)	72,091	10,775	154,352	169,291	25,303
Net cash (used in) provided by investing activities	(114,812)	41,675	(62,828)	(9,391)	(160,700)	(45,610)	(6,817)
Net cash provided by (used in) financing activities	—	166	—	—	—	(619)	(92)
Net (decrease) increase in cash and cash equivalents	(156,088)	2,978	9,250	1,382	(6,367)	122,893	18,369
Cash and cash equivalents at beginning of year/period	219,619	63,531	66,509	9,941	66,509	75,759	11,323
Cash and cash equivalents at end of year/period	63,531	66,509	75,759	11,323	60,142	198,652	29,692

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading B2C e-commerce company in China. We launched our website dangdang.com in 1999. On our website, we sell books and other media products and general merchandise that we source from suppliers in China and operate the dangdang.com marketplace program, through which third-party merchants sell general merchandise alongside our products.

We have developed a large and loyal customer base through our continuing focus on creating a user-friendly online shopping experience for our customers. We had six million active customers in 2009. Our average daily unique visitors increased from approximately 910,000 in 2009 to 1,240,000 in the nine months ended September 30, 2010. Our average daily unique visitors further increased to 1,610,000 in September 2010.

We generate product revenues from selling books and other media products and general merchandise products to customers. Product revenues constituted most of our net revenues in the three years ended December 31, 2009 and the nine months ended September 30, 2010. Since our inception, we have focused on selling books online. As of September 30, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We currently generate most of our product revenues from selling books and other media products. In 2005, we began to sell general merchandise products and have gradually expanded our general merchandise product offerings to beauty and personal care products, home and lifestyle products, and baby, children and maternity products and other products. Product revenues from selling general merchandise to our customers have comprised a relatively small portion of our product revenues in the past. In July 2009, we launched the dangdang.com marketplace program whereby we charge third-party merchants service fees for selling their general merchandise on our website.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB446.9 million in 2007 to RMB1,457.7 million (US$217.9 million) in 2009, representing a CAGR of 80.6%. For the nine months ended September 30, 2010, our total net revenues amounted to RMB1,570.8 million, representing a 55.6% increase from RMB1,009.6 million for the nine months ended September 30, 2009. We incurred a net loss of RMB70.5 million in 2007 and a net loss of RMB81.8 million in 2008. We achieved a net profit of RMB16.9 million (US$2.5 million) in 2009 and a net profit of RMB16.0 million (US$2.4 million) for the nine months ended September 30, 2010.

Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s B2C e-commerce market, which include China’s overall economic growth, per capita disposable income and consumer spending, growth of internet penetration and B2C e-commerce, and government policies and initiatives affecting online commerce. Unfavorable changes in any of these general industry conditions could negatively affect demand for products and negatively and materially affect our results of operations.

Our operating results are more directly affected by company-specific factors, including:

•	our ability to obtain new customers at reasonable cost;

•	our ability to increase spending per customer;

•	our ability to control product sourcing costs, fulfillment and other operating expenses;

•	our product selection and pricing; and

•	our ability to compete effectively.

Total net revenues

We generate product revenues primarily through the sale of books and other media products, and to a lesser extent, the sale of general merchandise products directly to customers by us through our dangdang.com website. Sales revenues from these products are recorded less discounts and return allowances. We also generate revenues from service fees charged to third-party merchants under our dangdang.com marketplace program. Our revenues are net of value-added and business taxes.

To understand product revenues generated from our product sales, we monitor and strive to improve the following key business metrics:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us at dangdang.com at least once during that period.

•	Total number of orders. We closely monitor the total number of orders as an indicator of revenue trends.

Our revenues from product sales are classified into two categories: (1) media products, which includes books and other media products, and (2) general merchandise. The following table sets forth our revenues derived from each of these categories as well as other revenues from third-party merchants, both in absolute amount and as a percentage of total net revenues, for the periods presented.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009		2010
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)

Net revenues:
Product revenue
Media	409,023	91.5	697,681	91.1	1,297,120	193,875	89.0	915,397	90.7	1,322,065	197,603	84.2
General merchandise	36,894	8.3	66,829	8.7	152,976	22,865	10.5	90,908	9.0	236,162	35,298	15.0
Other revenue	947	0.2	1,550	0.2	7,556	1,129	0.5	3,315	0.3	12,550	1,876	0.8

Total net revenues	446,864	100.0	766,060	100.0	1,457,652	217,869	100.0	1,009,620	100.0	1,570,777	234,777	100.0

Since our inception, we have primarily focused on selling books online and historically most of our total net revenues have been derived from the sale of books and other media products. We expect that sales of books and other media products will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, we have increased the marketing of various general merchandise products and will continue to expand our product offerings to gradually diversify our revenue sources. Our revenues from sales of general merchandise products increased at a higher rate than our revenues from sales of media products in each of the three years ended December 31, 2009 and in the nine months ended September 30, 2010. As a result, our revenues from sales of media products, as a percentage of our total net revenues, have decreased in each of the relevant fiscal periods, while our revenues from sales of general merchandise products, as a percentage of our total net revenues, increased over the same periods. We expect that this trend will continue in the near future as we further expand our general merchandise business.

Cost of Revenues

Our cost of revenues consists primarily of the cost of products sold by us and packaging material costs. We receive from certain of our suppliers’ cash consideration, including rebates for products we sell over a period of time as well as fees paid by the suppliers during the year. We record these amounts as reductions to cost of revenues. We anticipate that our cost of revenues will continue to increase as we further expand our business operations and product offerings.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses. Share-based compensation expenses are included in our operating expenses when incurred. Our operating expenses have been growing in absolute terms but have decreased as a percentage of our net revenues due to increased economies of scale. We expect that operating expenses will increase as we expand our product offerings, further promote our general merchandise products, further improve our information technology systems, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company upon completion of this offering.

Fulfillment

Fulfillment expenses represent those costs incurred in our outbound shipping operations, and costs associated with our fulfillment and customer service centers including (1) buying, receiving, inspecting and warehousing inventory, (2) picking, packing and preparing customer orders for shipment, and (3) operating our customer service center. Fulfillment costs also include amounts paid to third parties that assist us in fulfillment and customer service operations.

Marketing

Marketing expenses consist primarily of advertising costs, promotion costs, payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Technology and Content

Technology and content expenses consist primarily of payroll and related expenses for employees involved in editorial content and system support, as well as costs and depreciation expenses associated with the computing, storage and telecommunications infrastructure for internal use that supports our web services.

General and Administrative

General and administrative expenses consist primarily of payroll and related expenses for employees involved in general corporate functions, including (1) accounting, finance, tax, legal and human relations, (2) expenses associated with use by these functions of facilities and equipment, such as depreciation expenses and rentals, and (3) professional fees and other general corporate expenses.

Taxation

Cayman Islands.  Our holding company in the Cayman Islands is not subject to income or capital gains tax.

PRC.  Until the end of 2007, our PRC subsidiaries and affiliated entities were generally subject to PRC income tax at the statutory rate of 33% on their PRC taxable income, absent preferential tax treatment. Beginning in 2008, the new PRC Enterprise Income Tax Law applied a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiaries and affiliated entities are both subject to income tax at a rate of 25% since 2008.

Dividends.  Under the PRC Enterprise Income Tax Law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax of 20%, although under the detailed implementation rules to the PRC Enterprise Income Tax Law promulgated by the State Council of the PRC the withholding tax rate is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividend payments are not subject to withholding tax in the Cayman Islands.

Tax residence.  Under the PRC Enterprise Income Tax Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ’resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of personnel with U.S. GAAP expertise in the preparation of our financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. We have implemented a number of measures to address the material weakness that has been identified, including hiring a chief financial officer, a senior financial reporting director and a financial reporting manager with U.S. GAAP and SEC reporting experience in 2010. We will continue to recruit experienced personnel to build a strong accounting and finance team. However, we cannot assure you that we will complete such implementation in a timely manner. See “Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Inventories

Inventories, consisting primarily of products available for sale and packaging materials, are accounted for using the first-in first-out method, and are valued at the lower of cost or market. This valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of each disposition category.

We provide fulfillment-related services in connection with certain of our dangdang.com marketplace program. Under this program, third-party sellers maintain ownership of their inventory, regardless of whether fulfillment is provided by us or the third-party seller, and therefore these products are not included in our inventories.

Share-Based Compensation

We have adopted FASB Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation,” to account for employee share-based compensation. In accordance with ASC 718, we determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We have elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are reversed. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

We have adopted two share incentive plans in 2004 and 2010, respectively. Under the 2004 plan, we may issue option awards to our directors, employees and other eligible persons. The exercise price, vesting and other conditions of individual awards are determined by the board of directors of our company and our executive chairwoman within the scope authorized by the board. Typically the awards are subject to three to four years’ service vesting condition and expire approximately 10 years after the grant date. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan. Under the 2010 plan, we may issue restricted share units, restricted shares and options awards to our directors, employees and other eligible persons. As of the date of this prospectus, no share-based awards have been granted under the 2010 plan.

We had the following option grants in 2008, 2009 and for the nine months ended September 30, 2010:

			Fair Value Per
	Number of Class A	Exercise Price	Class A
	Common Shares Underlying	Per Share	Common Share at
Grant Date	Options Grant	(US$)	the Grant Date (US$)

January 10, 2008—April 25, 2008	4,830,000	0.466	0.221
September 2, 2008	380,000	0.822	0.328
February 12, 2009—May 21, 2009	2,940,000	0.822	0.573
July 7, 2009—December 31, 2009	3,795,000	0.822	0.709
March 31, 2010	4,320,000	0.822	0.894
June 30, 2010	6,250,500	1.20	0.894

The fair value of each option award was estimated by us using the binomial option pricing model, with assistance from an independent third-party appraiser. We estimated the fair value of the options awarded on March 31, 2010 with reference to that of the options awarded on June 30, 2010, which was determined based on the valuation performed by the independent third-party appraiser. We believe the fair value of the options granted on June 30, 2010 is a good estimation of the fair value of the options awarded on March 31, 2010. We are ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was estimated based on the price volatility of the shares of comparable companies because our company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying Class A common shares over the expected term of the option. The risk-free rate was based on the market yield of U.S. dollar denominated PRC government bonds with maturity terms equal to the term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

The following table presents the assumptions used to estimate the fair values of the share options granted in the periods presented:

				For the nine months
				ended September 30,
	2007	2008	2009	2010

Expected volatility range	73.8%	76.4%—76.3%	77.8%—74.5%	70.5%
Risk-free interest rate	3.0%	4.6%—4.1%	3.1%—3.7%	4.1%
Dividend yield	0%	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5	1.5

The total share-based compensation expense during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 was RMB3.6 million, RMB2.4 million, RMB4.0 million (US$0.6 million) and RMB7.7 million (US$1.1 million), respectively.

In our determination of share-based compensation expenses for options granted for the two years ended December 31, 2009 and the nine months ended September 30, 2010 under the 2004 plan, we used the discounted cash flow method of the income approach as the primary approach and market approach as a second check to determine the fair value of our common shares at each grant date. This is consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “Practice Aid”). As our securities are not publicly traded or subject to any market evaluation of fair market value, we utilized valuation methodologies commonly used in the valuation of private company equity securities.

For the discounted cash flow method, we forecasted our free cash flows annually through the five years commencing from the valuation date and discounted them to their present value using discount rates of 25.5% to 18% to reflect the risks associated with achieving those forecasts as well as the time value of money. To reflect our business’s going-concern nature, we also considered a terminal value by assuming a terminal growth rate.

We used the option pricing method to allocate equity value to preferred and common shares, taking into account the guidance prescribed by the Practice Aid. The method treats common shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights, and the manner in which each security affects the others. We used two scenarios to value the Class A common shares. One scenario assumed an initial public offering in which the preferred shares would lose their liquidation preference and participation rights upon automatic conversion. A second scenario assumed there would be no initial public offering and the preferred shares would retain their rights and privileges. The probability of the two scenarios represents our expectations in addition to other outside factors such as the condition of the capital markets and the potential for our receiving a competitive merger and acquisition offer in lieu of an initial public offering. These estimates are consistent with the plans and estimates that we use to manage the business. We applied a marketability discount rate from 32% to 13% to reflect the lack of marketability of our Class A common shares.

Determining the fair value of our common shares required us to make complex and subjective judgments, assumptions, and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our common shares and the resulting share-based compensation expenses could have been different.

We believe that the increase in the fair value of our Class A common shares from US$0.573 per Class A common share as of May 21, 2009 to US$0.709 per Class A common share as of December 31, 2009 was primarily attributable to the following factors:

•	We reached profitability for the first time by the end of 2009, a key milestone in our history.

•	Our actual performance in 2009 demonstrated the execution capabilities of our management in achieving our internal forecasts. This reduced the perceived risk of realizing the financial forecast going forward and thus a reduced discount rate was used in the valuation as of December 31, 2009.

We believe that the increase in the fair value of our Class A common shares from US$0.709 per Class A common share as of December 31, 2009 to US$0.894 per Class A common share as of June 30, 2010 was primarily attributable to the following factors:

•	Our total net revenues reached RMB964.1 million in the six months ended June 30, 2010, representing a 55.4% increase in net revenues for the same period in 2009.

•	We experienced steady improvements in our business operations from December 31, 2009 to June 30, 2010, including our acquiring two million new customers, increasing the average daily unique visitors by approximately 350,000 and opening three new distribution centers during this period.

•	We hired Roger Huang, who has over 20 years’ experience in retail and e-commerce industry in China, as our chief operating officer and Conor Chia-hung Yang, who has over 15 years’ experience in finance, as our chief financial officer in March 2010.

We used the discounted cash flow method of the income approach to determine the fair value of our Class A common shares, consistent with the Practice Aid, for the purposes of assessing the grant date fair value of the share options for the three years ended December 31, 2009 and the six months ended June 30, 2010. As we have not had any option or other equity issuance or other events that would require a fair value assessment of our common shares since June 30, 2010, we did not engage the independent third-party appraiser to perform a fair value assessment as of a recent date. For the purposes of pricing our Class A common shares to be offered in this offering, we employed the guideline company method of market approach, which is commonly used by similar companies in pricing their common shares for initial public offerings. We compare our trading multiples with the trading multiples of publicly traded guideline companies and take into consideration the macroeconomic environment, market sentiment and equity market performance to derive the fair value of our Class A common shares. The trading performance of the guideline companies has also improved significantly since June 30, 2010, resulting in the expansion in their respective trading multiples and the increase in the fair value of our common shares since June 30, 2010. In addition, our improved operating and financial performance subsequent to June 30, 2010 provided more visibility and credibility in our valuation metrics based on future financial periods. Therefore, we believe that the guideline company method of market approach appropriately reflects the fair market value of our common shares at the time of the initial public offering. We believe that the increase in the fair value of our Class A common shares from US$0.894 per Class A common share as of June 30, 2010 to US$2.40 per Class A common share, or US$12.00 per ADS, which is the mid-point of the estimated range of the initial public offering price per ADS shown on the front cover of this prospectus was primarily attributable to the following market factors:

•	Improvement in the overall global economic outlook and the performance of the U.S. and global capital markets since June 30, 2010 has contributed to the increase in value of our Class A common shares. For example, the NASDAQ Composite Index increased by 17.5% from June 30, 2010 to November 16, 2010, following a decline of over 7.0% from January 1, 2010 to June 30, 2010. The stock price of Amazon.com, which we consider as our guideline company in the U.S., increased from US$109.26 as of June 30, 2010 to US$170.39 as of November 16, 2010, representing an increase of 55.9%.

•	U.S. publicly traded companies with operations primarily in China have recently benefited from the positive economic outlook, improved U.S. and global capital markets and strong investor demand. The number of initial public offerings in the U.S. by China-based issuers increased by nearly three times from the first half of 2010 to the period from July 1, 2010 to November 2010, and the share prices of these issuers generally showed significant improvements since July 1, 2010, significantly outperforming the overall stock performance of all issuers listed in the U.S. in recent months.

In addition, the increase in the fair value of our Class A common shares from US$0.894 per Class A common share as of June 30, 2010 to US$2.40 per Class A common share was, to a lesser extent, attributable to the following developments of our company:

•	Our net revenues increased by 17.7% to RMB606.7 million in the third quarter of 2010 from RMB515.7 million in the previous quarter.

•	During the third quarter of 2010, we acquired 1.4 million new customers, representing an approximately 28% sequential quarter-over-quarter increase, compared to 1.1 million during the previous quarter. The significant increase in new customers evidenced our ability to continuously expand our active customer base and achieve revenue growth.

•	We have launched a number of business initiatives since June 30, 2010, including warehouse space upgrades, distribution center expansion and next-day delivery services, that contributed to the further enhancement of the overall user experience of our services. In addition, we began to formulate our electronic book development plans in October 2010 in light of recent industry developments.

•	The imminent launch of this offering will provide us with additional capital and enhance our ability to access capital markets to grow our business, raise our profile and provide our shareholders with greater liquidity.

We believe that if we were to revisit the June 30, 2010 discounted cash flow valuation with the same projection as of June 30, 2010 while taking into consideration developments in our business and operating results since June 30, 2010, numerous factors, such as the weighted average cost of capital, for the June 30, 2010 discounted cash flow valuation would have changed, which will in turn indicate a fair value per Class A common share consistent with the estimated initial public offering price range on a per share basis.

Paragraph 113 of the AICPA Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” Therefore, we believe that the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our common shares as of various dates before this offering.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, we adopted ASC 740, Income taxes (Pre-codification: FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109), to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740 to beginning retained earnings. Interest and penalties recognized in accordance with ASC 740 is classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740, we recognize in our financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, which have not affected the income tax expenses for the three years ended December 31, 2009 and the nine months ended September 30, 2010 due to tax losses carried forward, may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit cannot be determined with certainty prior to the conclusion of the audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009	2010
		% of		% of			% of				% of
		Total Net		Total Net			Total Net				Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues	RMB	RMB	US$	Revenues
								(unaudited)
	(in thousands, except percentages)

Net revenues:
Product revenue
Media	409,023	91.5%	697,681	91.1%	1,297,120	193,875	89.0%	915,397	1,322,065	197,603	84.2%
General merchandise	36,894	8.3%	66,829	8.7%	152,976	22,865	10.5%	90,908	236,162	35,298	15.0%

	445,917	99.8%	764,510	99.8%	1,450,096	216,740	99.5%	1,006,305	1,558,227	232,901	99.2%
Other revenue	947	0.2%	1,550	0.2%	7,556	1,129	0.5%	3,315	12,550	1,876	0.8%

Total net revenues	446,864	100.0%	766,060	100.0%	1,457,652	217,869	100.0%	1,009,620	1,570,777	234,777	100.0%
Cost of revenues	(365,284)	(81.7)%	(638,817)	(83.4)%	(1,129,961)	(168,890)	(77.5)%	(795,380)	(1,223,963)	(182,940)	(77.9)%

Gross profit	81,580	18.3%	127,243	16.6%	327,691	48,979	22.5%	214,240	346,814	51,837	22.1%
Operating expenses(1):
Fulfillment	(85,802)	(19.2)%	(120,837)	(15.8)%	(201,270)	(30,083)	(13.8)%	(143,274)	(198,961)	(29,738)	(12.7)%
Marketing	(35,503)	(8.0)%	(40,766)	(5.3)%	(38,473)	(5,750)	(2.6)%	(27,290)	(55,485)	(8,293)	(3.5)%
Technology and content	(17,202)	(3.8)%	(26,436)	(3.5)%	(38,989)	(5,828)	(2.7)%	(26,917)	(44,151)	(6,599)	(2.8)%
General and administrative	(20,931)	(4.7)%	(26,991)	(3.5)%	(38,021)	(5,683)	(2.6)%	(26,255)	(46,583)	(6,963)	(3.0)%

Total operating expenses	(159,438)	(35.7)%	(215,030)	(28.1)%	(316,753)	(47,344)	(21.7)%	(223,736)	(345,180)	(51,593)	(22.0)%

Income (loss) from operations	(77,858)	(17.4)%	(87,787)	(11.5)%	10,938	1,635	0.8%	(9,496)	1,634	244	0.1%
Interest income	6,570	1.5%	7,740	1.0%	5,418	810	0.4%	3,122	5,719	855	0.3%
Other income (expenses), net	777	0.2%	(1,710)	(0.2)%	560	84	0.0%	1,141	(1,786)	(267)	(0.1)%

Total non-operating income	7,347	1.7%	6,030	0.8%	5,978	894	0.4%	4,263	3,933	588	0.3%

Income (loss) before income taxes	(70,511)	(15.7)%	(81,757)	(10.7)%	16,916	2,529	1.2%	(5,233)	5,567	832	0.3%
Income tax benefit	—		—	—	—	—	—	—	10,413	1,556	0.7%
Net income (loss)	(70,511)	(15.7)%	(81,757)	(10.7)%	16,916	2,529	1.2%	(5,233)	15,980	2,388	1.0%

Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	—	—	(1,779)	(266)	(0.1)%

Net (loss)\income attributable to common shareholders	(70,511)	(15.7)%	(81,757)	(10.7)%	16,916	2,529	1.2%	(5,233)	14,201	2,122	0.9%

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2007		2008		2009			2009	2010
		% of		% of			% of				% of
		Total Net		Total Net			Total Net				Total Net
	RMB	Revenues	RMB	Revenues	RMB	US$	Revenues	RMB	RMB	US$	Revenues
	(in thousands, except percentages)

Fulfillment	517	0.1%	469	0.1%	764	114	0.1%	556	784	117	0.1%
Marketing	111	0.0%	105	0.0%	131	20	0.0%	95	161	24	0.0%
Technology and content	266	0.0%	270	0.0%	479	71	0.0%	329	573	86	0.0%
General and administrative	2,746	0.6%	1,519	0.2%	2,623	392	0.2%	1,840	6,138	917	0.4%

Total share-based compensation expenses	3,640	0.7%	2,363	0.3%	3,997	597	0.3%	2,820	7,656	1,144	0.5%

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Total net revenues.  Our total net revenues increased by 55.6% from RMB1,009.6 million for the nine months ended September 30, 2009 to RMB1,570.8 (US$234.8 million) million for the nine months ended September 30, 2010. This increase was primarily attributable to increases in product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 44.4% from RMB915.4 million for the nine months ended September 30, 2009 to RMB1,322.1 million (US$197.6 million) for the nine months ended September 30, 2010 and product revenues from sales of general merchandise products increased by 159.8% from RMB90.9 million to RMB236.2 million (US$35.3 million) during the same period. Other revenues increased by 278.6% from RMB3.3 million for the nine months ended September 30, 2009 to RMB12.6 million (US$1.9 million) for the nine months ended September 30, 2010, primarily as a result of the increase of revenues generated from the dangdang.com marketplace program which was launched in July 2009.

The increase in revenues was primarily attributable to the increased number of active customers and orders. The total number of active customers and orders amounted to 6.8 million and 20.8 million, respectively, for the nine months ended September 30, 2010, as compared to 4.8 million and 15.6 million, respectively, for the nine months ended September 30, 2009. The increase in the number of active customers was largely due to an increase in the number of new customers from 2.8 million for the nine months ended September 30, 2009 to 3.4 million for the nine months ended September 30, 2010 and the enlarged active customer base as a result of our ability to retain existing customers.

Cost of revenues.  Our cost of revenues increased by 53.9% from RMB795.4 million for the nine months ended September 30, 2009 to RMB1,224.0 million (US$182.9 million) for the nine months ended September 30, 2010, primarily due to increases in the volume of media and general merchandise products we sold.

Gross profit.  Our gross profit increased by 61.9% from RMB214.2 million for the nine months ended September 30, 2009 to RMB346.8 million (US$51.8 million) for the nine months ended September 30, 2010 and our gross margin increased from 21.2% to 22.1% during the same periods. The increase was primarily attributable to the recognition of promotion fees charged to suppliers for services provided during the nine-month period ended September 30, 2010. In 2009, promotion fees were an annual program which were contractually agreed with suppliers and recognized in the fourth quarter. Starting from 2010, promotion fees became a quarterly arrangement and were contractually agreed with suppliers in the third quarter of the year.

Fulfillment expenses.  Our fulfillment expenses increased by 38.9% from RMB143.3 million for the nine months ended September 30, 2009 to RMB199.0 million (US$29.7 million) for the nine months ended September 30, 2010, primarily due to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 14.2% to 12.7% during the same period, primarily due to the significant increase in the number of orders which enabled us to negotiate better pricing terms with third-party couriers.

Marketing expenses.  Our marketing expenses increased by 103.3% from RMB27.3 million for the nine months ended September 30, 2009 to RMB55.5 million (US$8.3 million) for the nine months ended September 30, 2010. Our marketing expenses as a percentage of total net revenues increased from 2.7% to 3.5% during the same periods, primarily due to our increased spending on marketing activities in line with our business expansion.

Technology and content expenses.  Our technology and content expenses increased by 64.0% from RMB26.9 million for the nine months ended September 30, 2009 to RMB44.2 million (US$6.6 million) for the nine months ended September 30, 2010. Our technology and content expenses as a percentage of total net revenues increased slightly from 2.7% to 2.8% during the same periods. The increase in our technology and content expenses was primarily due to the increased headcount in our technology department from 120 as of September 30, 2009 to 202 as of September 30, 2010 and the upgrade of our technology infrastructure.

General and administrative expenses.  Our general and administrative expenses increased by 77.4% from RMB26.3 million for the nine months ended September 30, 2009 to RMB46.6 million (US$7.0 million) for the nine months ended September 30, 2010. Our general and administrative expenses as a percentage of total net revenues increased from 2.6%to 3.0% during the same periods. The increase in general and administrative expenses was primarily due to an increase in the number of personnel performing general and administrative functions, especially senior management personnel, from 74 as of September 30, 2009 to 128 as of September 30, 2010.

Interest income.  Our interest income increased by 83.2% from RMB3.1 million for the nine months ended September 30, 2009 to RMB5.7 million (US$0.9 million) for the nine months ended September 30, 2010, primarily due to the increased amount of bank deposits.

Net income (loss).  As a result of the above, we had net income of RMB16.0 million (US$2.4 million), or 1.0% of total net revenues, for the nine months ended September 30, 2010, as compared to a net loss of RMB5.2 million for the nine months ended September 30, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Total net revenues.  Our total net revenues increased by 90.3% from RMB766.1 million in 2008 to RMB1,457.7 million (US$217.9 million) in 2009. This increase was primarily due to increased product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 85.9% from RMB697.7 million in 2008 to RMB1,297.1 million (US$193.9 million) in 2009 and product revenues from sales of general merchandise products increased by 129.0% from RMB66.8 million in 2008 to RMB153.0 million (US$22.9 million) in 2009. Other revenues increased by 387.5% from RMB1.6 million in 2008 to RMB7.6 million (US$1.1 million) as we launched our dangdang.com marketplace program in 2009.

The increases in revenues resulted primarily from increases in the number of our active customers and the total number of orders. The number of active customers increased from 3.4 million in 2008 to 6.0 million in 2009 and the total number of orders increased from 9.8 million in 2008 to 22.2 million in 2009. The increase in the number of our active customers was largely attributable to an increase in the number of new customers from 2.3 million in 2008 to 3.9 million in 2009.

Cost of revenues.  Our cost of revenues increased by 76.9% from RMB638.8 million in 2008 to RMB1,130 million (US$168.9 million) in 2009, due primarily to increases in the volume of books and other products we sold.

Gross profit.  Our gross profit increased by 157.6% from RMB127.2 million in 2008 to RMB327.7 million (US$49.0 million) in 2009. Our gross margin increased from 16.6% in 2008 to 22.5% in 2009. This increase was primarily due to a decrease in our product procurement costs as a percentage of our product revenues as we received better pricing due to larger purchase volumes of media and general merchandise products in 2009.

Fulfillment expenses.  Our fulfillment expenses increased by 66.6% from RMB120.8 million in 2008 to RMB201.3 million (US$30.1 million) in 2009, due primarily to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 15.8% in 2008 to 13.8% in 2009 due primarily to the better pricing terms that we negotiated with third-party couriers.

Marketing expenses.  Our marketing expenses decreased by 5.6% from RMB40.8 million in 2008 to RMB38.5 million (US$5.8 million) in 2009, due primarily to our decreased advertising spending in 2009. Marketing expenses as a percentage of total net revenues decreased from 5.3% in 2008 to 2.6% in 2009 due primarily to improved effectiveness of our web-based advertising campaigns.

Technology and content expenses.  Our technology and content expenses increased by 47.7% from RMB26.4 million in 2008 to RMB39.0 million (US$5.8 million) in 2009, but decreased as a percentage of total net revenues, from 3.5% in 2008 to 2.7% in 2009. The increase in our technology and content expenses was due primarily to increased headcount in our technology department from 93 as of December 31, 2008 to 140 as of December 31, 2009.

General and administrative expenses.  Our general and administrative expenses increased by 40.9% from RMB27.0 million in 2008 to RMB38.0 million (US$5.7 million) in 2009, but decreased as a percentage of total net revenues, from 3.5% in 2008 to 2.6% in 2009. The increase in general and administrative expenses was due primarily to an increase in the number of personnel performing general and administrative functions from 70 as of December 31, 2008 to 93 as of December 31, 2009. The decrease of our general and administrative expenses as a percentage of our total net revenues was due to our improved operating leverage in 2009.

Interest income.  Our interest income decreased from RMB7.7 million in 2008 to RMB5.4 million (US$0.8 million) in 2009, due to decreases in the rates of our held-to-maturity investments in 2009.

Net income (loss).  As a result of the above, we had net income of RMB16.9 million (US$2.5 million) in 2009, or 1.2% of total net revenues, as compared to a net loss of RMB81.8 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Total net revenues.  Our total net revenues increased by 71.4% from RMB446.9 million in 2007 to RMB766.1 million in 2008. This increase was primarily due to increased product revenues from sales of our media and general merchandise products.

Revenues from sales of books and other media products increased by 70.6% from RMB409.0 million in 2007 to RMB697.7 million in 2008 and product revenues from sales of general merchandise products increased by 81.0% from RMB36.9 million in 2007 to RMB66.8 million in 2008. Other revenues increased by 77.8% from RMB0.9 million in 2007 to RMB1.6 million in 2008.

The increase in revenues resulted primarily from increases in the number of our active customers and the total number of orders. The number of active customers increased from 1.9 million in 2007 to 3.4 million in 2008 and the total number of orders increased from 5.3 million in 2007 to 9.8 million in 2008. The increase in the number of our active customers was largely attributable to an increase in the number of new customers from 1.4 million in 2007 to 2.3 million in 2008.

Cost of revenues.  Our cost of revenues increased by 74.9% from RMB365.3 million in 2007 to RMB638.8 million in 2008, due to increases in the volumes of books and other products we sold.

Gross profit.  Our gross profit increased from RMB81.6 million in 2007 to RMB127.2 million in 2008, due to our higher total net revenues. Our gross margin decreased from 18.3% in 2007 to 16.6% in 2008 primarily because of our strategy to offer better pricing terms to our customers to obtain more market share.

Fulfillment expenses.  Our fulfillment expenses increased by 40.8% from RMB85.8 million in 2007 to RMB120.8 million in 2008, due primarily to increased sales volume. Our fulfillment expenses as a percentage of total net revenues decreased from 19.2% in 2007 to 15.8%, due to more effective utilization of our warehouse facilities.

Marketing expenses.  Our marketing expenses increased by 14.9% from RMB35.5 million in 2007 to RMB40.8 million in 2008, due primarily to our increased advertising spending in 2008. Our marketing expenses as a percentage of total net revenues decreased from 8.0% in 2007 to 5.3% in 2008, due to improved effectiveness of our web-based advertising campaigns.

Technology and content expenses.  Our technology and content expenses increased by 53.5% from RMB17.2 million in 2007 to RMB26.4 million in 2008, but decreased as a percentage of total net revenues, from 3.8% in 2007 to 3.5% in 2008. This increase in our technology and content expenses was due primarily to expansion and upgrade of our information technology infrastructure in 2008 to accommodate increasing number of website users.

General and administrative expenses.  Our general and administrative expenses increased by 29.2% from RMB20.9 million in 2007 to RMB27.0 million in 2008, but decreased as a percentage of total net revenues, from 4.7% in 2007 to 3.5% in 2008. The increase in general and administrative expenses was due primarily to the increase in the number of personnel performing general and administrative functions from 58 as of December 31, 2007 to 70 as of December 31, 2008 and renovation of our office in 2008. The decrease of our general and administrative expenses as a percentage of our total net revenues was due to our improved operating leverage in 2008.

Interest income.  Our interest income increased by 16.7% from RMB6.6 million in 2007 to RMB7.7 million in 2008, due to increases in the rates of our held-to-maturity investments in 2008.

Net loss.  As a result of the above, we had a net loss of RMB81.8 million in 2008 as compared to net loss of RMB70.5 million in 2007.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations for the three-month periods ended on the dates indicated. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(RMB in thousands)

Revenues
Product revenue	265,264	285,800	333,200	387,305	443,791	445,602	511,806	600,819
Other revenue	545	662	683	1,970	4,241	2,770	3,876	5,904

Total net revenues	265,809	286,462	333,883	389,275	448,032	448,372	515,682	606,723
Cost of revenues	(220,899)	(229,519)	(261,060)	(304,801)	(334,581)	(357,958)	(413,344)	(452,661)

Gross profit	44,910	56,943	72,823	84,474	113,451	90,414	102,338	154,062
Operating expenses
Fulfillment	(41,212)	(46,165)	(46,646)	(50,463)	(57,996)	(54,684)	(67,793)	(76,484)
Marketing	(12,955)	(9,515)	(8,893)	(8,882)	(11,183)	(11,289)	(20,303)	(23,893)
Technology and content	(7,258)	(8,406)	(8,571)	(9,940)	(12,072)	(11,928)	(14,352)	(17,871)
General and administrative	(8,394)	(8,440)	(8,443)	(9,372)	(11,766)	(11,789)	(16,959)	(17,835)

(Loss) income from operations	(24,909)	(15,583)	270	5,817	20,434	724	(17,069)	17,979

Interest income	1,785	649	1,081	1,392	2,296	1,276	2,352	2,091
Other (expenses) income, net	(149)	11	48	1,082	(581)	(987)	(3,030)	2,231

(Loss) income before income taxes	(23,273)	(14,923)	1,399	8,291	22,149	1,013	(17,747)	22,301
Income tax benefit	—	—	—	—	—	—	—	10,413

Net (loss) income	(23,273)	(14,923)	1,399	8,291	22,149	1,013	(17,747)	32,714

Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	(1,779)	—

Net (loss) income attributable to common shareholders	(23,273)	(14,923)	1,399	8,291	22,149	1,013	(19,526)	32,714

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of total net revenues.

	For the Three Months Ended
	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2009	2009	2009	2009	2010	2010	2010

Revenues
Product revenue	99.8%	99.8%	99.8%	99.5%	99.1%	99.4%	99.2%	99.0%
Other revenue	0.2%	0.2%	0.2%	0.5%	0.9%	0.6%	0.8%	1.0%

Total net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	(83.1%)	(80.1%)	(78.2%)	(78.3%)	(74.7%)	(79.8%)	(80.1%)	(74.6%)

Gross profit	16.9%	19.9%	21.8%	21.7%	25.3%	20.2%	19.9%	25.4%
Operating expenses
Fulfillment	(15.5%)	(16.1%)	(14.0%)	(13.0%)	(12.9%)	(12.2%)	(13.2%)	(12.6%)
Marketing	(4.9%)	(3.3%)	(2.7%)	(2.3%)	(2.5%)	(2.5%)	(3.9%)	(3.9%)
Technology and content	(2.7%)	(2.9%)	(2.6%)	(2.6%)	(2.7%)	(2.7%)	(2.8%)	(3.0%)
General and administrative	(3.2%)	(3.0%)	(2.4%)	(2.3%)	(2.7%)	(2.6%)	(3.3%)	(2.9%)

(Loss) income from operations	(9.4%)	(5.4%)	0.1%	1.5%	4.5%	0.2%	(3.3%)	3.0%

Interest income	0.7%	0.2%	0.3%	0.4%	0.5%	0.3%	0.5%	0.3%
Other (expense) income, net	(0.1%)	0.0%	0.0%	0.3%	(0.1%)	(0.2%)	(0.6%)	0.4%

(Loss) income before income taxes	(8.8%)	(5.2%)	0.4%	2.2%	4.9%	0.3%	(3.4%)	3.7%
Income tax expense	—	—	—	—	—	—	—	1.7%

Net (loss) income	(8.8%)	(5.2%)	0.4%	2.2%	4.9%	0.3%	(3.4%)	5.4%

Deemed dividend on Series C convertible preferred shares	—	—	—	—	—	—	(0.4%)	—

Net (loss) income attributable to common shareholders	(8.8%)	(5.2%)	0.4%	2.2%	4.9%	0.3%	(3.8%)	5.4%

We have experienced continued growth in our quarterly total net revenues for the eight quarters in the period from October 1, 2008 to September 30, 2010. The growth was mainly driven by the steady increase in the product revenues from sales of our media and general merchandise products. During these quarters, we experienced continued increases in both the number of active customers and orders in each quarter except for a decrease in the first quarter of 2010 as compared to the fourth quarter of 2009 due to seasonality. Our business is affected by seasonality. We generally experience less user traffic and acquire fewer new customers during holiday periods in China, in particular during the first quarter of each year due to the slowdown of business during the Chinese New Year holiday season that effectively lasts more than half a month. Similar to other e-commerce companies in China, we normally have higher sales volume in the fourth quarter of each year.

Our cost of revenues have also increased continuously during the eight quarters in the period from October 1, 2008 to September 30, 2010, primarily due to steady increases in the volume of media and general merchandise products sold. Our cost of revenues as a percentage of total revenues decreased slightly in the three months ended December 31, 2009 and September 30, 2009 compared with other quarters in the corresponding year due to our recognition of promotion fees charged to suppliers for services provided during these periods. In 2009, promotion fees were an annual program which were contractually agreed with suppliers and recognized in the fourth quarter. Starting from 2010, promotion fees became a quarterly arrangement and were contractually agreed with suppliers in the third quarter of the year.

Liquidity and Capital Resources

To date, we have financed our operations primarily through investments from our shareholders and, beginning in 2009, cash flows from operations. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering.

As of December 31, 2007, 2008 and 2009 and September 30, 2010, we had RMB63.5 million, RMB66.5 million, RMB75.8 million (US$11.3 million) and RMB198.7 million (US$29.7 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, bank deposits that are unrestricted as to withdrawal and use, and highly liquid investments with original stated maturities of 90 days or less. In addition, we had RMB102.0 million, RMB50.0 million, RMB90.0 million (US$13.5 million) and RMB95.0 million (US$14.2 million) in held-to-maturity investments.

Held-to-maturity investments are investments with maturity terms of three to six months, which are subject to limited risks of principal loss.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2007	2008	2009		2009	2010
		RMB	RMB	US$
	RMB				RMB	RMB	US$
	(in thousands)

Net cash provided by (used in) operating activities	(39,660)	(37,417)	72,091	10,775	154,352	169,291	25,303
Net cash provided by (used in) investing activities	(114,812)	41,675	(62,828)	(9,391)	(160,700)	(45,610)	(6,817)
Net cash provided by (used in) financing activities	—	166	—	—	—	(619)	(92)
Net increase (decrease) in cash and cash equivalents	(156,088)	2,978	9,250	1,382	(6,367)	122,893	18,369
Cash and cash equivalents at beginning of year/period	219,619	63,531	66,509	9,941	66,509	75,759	11,323
Cash and cash equivalents at end of year/period	63,531	66,509	75,759	11,323	60,142	198,652	29,692

Operating Activities

Net cash generated from operating activities amounted to RMB169.3 million (US$25.3 million) for the nine months ended September 30, 2010, which was primarily attributable to a net income of RMB16.0 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB13.4 million and share-based compensation expense of RMB7.7 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB494.7 million and the increase in accrued expenses and other payables amounting to RMB36.8 million, partially offset by the increase in inventories of RMB389.8 million as a result of the increased purchases in line with our business expansion.

Net cash generated from operating activities amounted to RMB72.1 million (US$10.8 million) in 2009, which was primarily attributable to a net income of RMB16.9 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB12.7 million and share-based compensation expense of RMB4.0 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB245.8 million, partially offset by the increase in inventories of RMB239.9 million as a result of the increase in purchases for business expansion and the increase in accrued bonus and other payables amounting to RMB10.1 million and RMB24.3 million, respectively.

Net cash used in operating activities amounted to RMB37.4 million in 2008, which was primarily attributable to a net loss of RMB81.8 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB8.1 million and share-based compensation expense of RMB2.4 million, and a decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB136.4 million, partially offset by the increase in inventories of RMB131.2 million as a result of the increase in purchases for business expansion and the increase of other payables amounting to RMB7.6 million.

Net cash used in operating activities amounted to RMB39.7 million in 2007, which was primarily attributable to a net loss of RMB70.5 million, adjusted for certain non-cash expenses consisting principally of depreciation expense of RMB4.6 million and share-based compensation expense of RMB3.6 million, and decrease in working capital. The decrease in working capital was primarily attributed to the increase in trade payables of RMB106.7 million, partially offset by the increase in inventories of RMB76.4 million as a result of the increase in purchases for business expansion.

Investing Activities

Net cash used in investing activities amounted to RMB45.6 million (US$6.8 million) for the nine months ended September 30, 2010, which was primarily attributable to (1) purchases of held-to-maturity investments of RMB1,126.5 million (US$168.4 million) and (2) purchases of plant and equipment of RMB40.6 million (US$6.1 million), partially offset by proceeds of RMB1,121.5 million (US$167.6 million) received from maturity of held-to-maturity investments.

Net cash used in investing activities amounted to RMB62.8 million (US$9.4 million) in 2009, which was primarily attributable to (1) purchases of held-to-maturity investments of RMB863.0 million (US$129.0 million) and (2) purchases of plant and equipment of RMB22.8 million (US$3.4 million), partly offset by proceeds of RMB823.0 million (US$123.0 million) received from maturity of held-to-maturity investments.

Net cash generated from investing activities amounted to RMB41.7 million in 2008, which was primarily attributable to proceeds of RMB639.0 million received from maturity of held-to-maturity investments, partly offset by (1) purchases of held-to-maturity investments of RMB587.0 million and (2) purchases of plant and equipment of RMB10.3 million.

Net cash used in investing activities amounted to RMB114.8 million in 2007, which was primarily attributable to (1) purchases of held-to-maturity investments of RMB505.0 million and (2) purchases of plant and equipment of RMB12.8 million, partly offset by proceeds of RMB403.0 million received from maturity of held-to-maturity investments.

Financing Activities

Net cash used in financing activities amounted to RMB0.6 million (US$0.1 million) for the nine months ended September 30, 2010, primarily attributable to the initial public offering costs paid of RMB3.8 million (US$0.6 million), partially offset by proceeds we received from employees’ exercise of share options of RMB3.2 million (US$0.5 million).

Net cash provided by financing activities amounted to RMB166,000 in 2008, reflecting the proceeds we received from employees’ exercise of share options in 2008. We did not have any financing activities in 2007 or 2009.

Capital Expenditures

Our capital expenditures amounted to RMB12.8 million, RMB10.3 million, RMB22.8 million (US$3.4 million) and RMB40.6 million (US$6.1 million) in 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively. In the past, our capital expenditures consisted principally of expansion and updates of our fulfillment network and IT infrastructure. We expect to increase our capital expenditures in these areas in the rest of 2010 and 2011.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years
	(in RMB thousands)

Operating lease obligations	99,846	36,295	55,184	8,367	—

The following table sets forth our contractual obligations and commercial commitments as of September 30, 2010:

	Payment Due by Period
		Less than	1-3	3-5	More than
	Total	1 Year	Years	Years	5 Years

Operating lease obligations	355,411	61,007	89,579	49,972	154,853

Our operating lease obligations increased significantly from December 31, 2009 to September 30, 2010 primarily because of the new warehouses that we rented or entered into lease agreements to rent in the nine months ended September 30, 2010.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Over the past several years, inflation in China has fluctuated, but has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 4.8% and 5.9% in 2007 and 2008, respectively, and decreased 0.7% in 2009. In the first five months of 2010, the consumer price index increased 2.5%.

Market Risks

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits, which are unrestricted as to withdrawal and use, and held-to-maturity investments. As of September 30, 2010, we held RMB95.0 million (US$14.2 million) held-to-maturity investments, all of which will mature by the end of 2010. These held-to-maturity investments paid interest ranging from 2.5% to 3.0% per annum upon maturity. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to the U.S. dollar proceeds of this offering, most or substantially all of which we expect to convert into Renminbi over time for the uses discussed elsewhere under “Use of Proceeds.” As the impact of foreign currency risk on our operations was not material in the past, we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and Renminbi, because we use Renminbi as our functional and reporting currency while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated significantly against the U.S. dollar over the following several years. However, the

People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since reaching a high against the U.S. dollar in July 2008, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies such as Euro, in tandem with the U.S. dollar, and like the U.S. dollar it has depreciated against most other freely traded currencies since March 2009. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, acquisitions, or other uses within the PRC, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of September 30, 2010, we had RMB-denominated cash balances of RMB173.3 million (US$25.9 million) and USD-denominated cash balances of US$3.8 million as well as small amounts of cash balances denominated in Euro and Hong Kong dollar.

Recent Accounting Pronouncements

In May 2009, the FASB issued SFAS No. 165 Subsequent Events (subsequently codified by ASC No. 855 (“ASC 855”) names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). The statement also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. We adopted ASC 855 from fiscal year 2009. In February 2010, Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements was issued to remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements, effective from issuance of the final update. The adoption of ASC 855 and related update will not have a significant impact on our consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS 167 (“SFAS 167”) (subsequently codified by ASU 2009-17), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The adoption of ASU 2009-17 will not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and are to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-13 has no impact on our financial statements prior to December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASU 2010-06 will not have a material impact on our consolidated financial statements.

INDUSTRY OVERVIEW

According to the National Bureau of Statistics of China, China’s GDP per capita grew from RMB14,185 (US$2,091.7) in 2005 to RMB25,188 (US$3,714.2) in 2009, representing a CAGR of 15.4%. China’s economic growth has resulted in increasing disposable income which in turn has driven the growth in consumer demand for goods and services.

Annual Disposable Income Growth in China
RMB

Source: National Bureau of Statistics of China, 2010

However, China’s domestic consumption is still relatively muted as China’s economic growth still largely depends on fixed asset investment and exports. According to the China Statistical Yearbook, consumption made up only 34.5% of China’s total GDP in 2008, which was significantly lower than the 70.1% figure in the United States in the same year. We believe that one of the long-term priorities of the PRC government is to increase the importance of domestic consumption to China’s economic growth relative to fixed asset investment and exports.

Growth of China’s Retail Market

In recent years, China’s increasingly affluent population has shifted spending from basic daily necessities towards lifestyle products and services. As a result, China’s retail market has experienced substantial growth over the last few years. According to Euromonitor International, total retail sales in China grew from RMB4.2 trillion (US$619.3 billion) in 2005 to RMB6.3 trillion (US$929.0 billion) in 2009, representing a CAGR of 10.7%, whereas retail sales only grew at a CAGR of 1.6% in the United States during the same period. As China seeks to further increase domestic consumption, retail sales are projected to grow to RMB8.5 trillion (US$1.3 trillion) in 2013, according to Euromonitor International. The retail market in China is still relatively fragmented and there are few nationwide retailers with significant scale. According to Euromonitor International, the combined market share of China’s top 20 retailers was only 8.2% in 2009, compared to 50.9% in the United Kingdom, 45.1% in Germany, 46.5% in France and 39.1% in the United States.

Total Retail Sales in China
RMB in trillions

Source: Euromonitor International, 2010

Growth of the Book Market in China

According to OpenBook Co., Ltd., a provider of information services for China’s book market, China’s book market (excluding newspapers, magazines and textbooks) grew from RMB23.4 billion (US$3.5 billion) in 2005 to RMB31.3 billion (US$4.6 billion) in 2009.

China’s Book Market Size (Excluding Newspapers, Magazines and Textbooks)
RMB in billions

Source: OpenBook Co., Ltd., June 2010

Datamonitor estimated that on a per capita basis, consumers in the United States spent over 20 times more on books than consumers in China. As the economic development and disposable income growth in China continue, we believe that book purchases in China will continue to grow.

Similar to the broader retail market, the book retail market in China is fragmented. The majority of book retailers in China are individual book stores or local book store chains within a province or city. According to China Publishing Today, total book sales of the largest bookstore in China were only RMB540 million in 2009, which represented approximately 1.7% of the total book market. In comparison, the book retail market in the United States is more concentrated, with Barnes & Noble, the largest bookstore chain, accounting for a 29.3% market share, according to IBISWorld. According to Datamonitor, the book market in the United States was US$25.7 billion in 2008. We believe the small scale of traditional book retailers limits consumer selection because it is difficult for these retailers to carry large inventories.

Emergence of China’s e-Commerce Market

China currently has the largest number of internet users in the world, according to IDC. IDC estimates that the number of internet users in China will grow from 384.8 million in 2009 to 574.5 million in 2013, representing a CAGR of 12.0%. The increasing functionality, accessibility and overall usage of the internet have made it an increasingly popular medium for conducting commerce. B2C refers to vendors selling goods or services directly to consumers via the internet and includes transactions conducted through a vendor’s own website or other online sales platforms. C2C refers to electronically-facilitated transactions between consumers, which are generally conducted through a third-party intermediary platform which connects the consumers. According to iResearch, the number of B2C and C2C e-commerce users in China grew from 55 million in 2007 to 109 million in 2009, and the number is projected to grow to 245 million from 2009 to 2013, representing a CAGR of 22.4%. Driven by the increases in the number of users and purchase volume per online shopper, total B2C and C2C e-commerce transaction value in China is expected to increase at an even faster rate from RMB263 billion (US$38.8 billion) in 2009 to RMB1,269 billion (US$187.1 billion) in 2013, representing a CAGR of 48.2%, according to iResearch.

According to iResearch, 46.0% of China’s internet population bought books and other media products online, which is the second-highest among all product categories in 2008.

Percentage of Internet Users with Online Purchase Experience in China in 2008

Source: iResearch, 2009

Growth of China’s B2C e-Commerce Market

China’s B2C e-commerce market is expected to grow at a faster rate than the overall e-commerce market in the coming years. iResearch estimates that total transaction value in the B2C e-commerce market (excluding B2C third-party merchant marketplace) will grow from RMB14.5 billion (US$2.1 billion) in 2009 to RMB201.2 billion (US$29.7 billion) in 2013, representing a CAGR of 93.0%.

According to Euromonitor International, B2C e-commerce sales as a percentage of total retail sales was 0.2% for China in 2009. However, in the United States, where e-commerce is a more developed channel for retail sales, B2C e-commerce as a percentage of total retail sales was 3.5% for the same period. We believe that B2C e-commerce in China will increase as a percentage of total retail sales as it becomes more accepted and gradually overcomes key challenges in areas such as consumer preference, fulfillment, logistics and payment.

Transaction Value of China B2C e-Commerce Market	B2C e-Commerce as % of Total Retail
(Excluding B2C Third-Party Merchant Marketplace)	Sales in 2009
RMB in billions	%

Source: iResearch, 2010	Source: Euromonitor International, 2010

The rapid growth of China’s B2C e-commerce market and the success of B2C e-commerce companies is driven by a number of factors:

•	Increased Trust and Confidence: Consumers have become increasingly confident about purchasing products through the internet. B2C e-commence has contributed to this trend as a handful of B2C e-commerce companies have established well-known brands that are reputable and trusted by consumers. Consumers generally perceive transactions at B2C websites as more secure and safer than C2C websites, according to China Internet Network Information Center.

•	High Level of Convenience: B2C e-commerce provides consumers the convenience to browse and shop online at any time and any place. In addition, B2C e-commerce companies are able to provide consumers with a large amount of product information in a uniform and user-friendly format. This enables consumers to search and compare products more quickly and easily on B2C websites.

•	Broad Selection: By carrying inventory in large-scale distribution centers, B2C e-commerce companies are able to offer broader product selection and availability at the point of sale than traditional retailers or C2C operators. This is especially important for product categories such as books where a large number of titles exist and consumers’ personal preferences vary widely. In addition, a large selection also appeals to consumers in mid- or small-size cities where physical retail stores with comprehensive product offerings may not be available.

•	Attractive Pricing: Rent, personnel and other facility-related expenses of retail outlets represent a meaningful portion of the total operating expenses of conventional brick-and-mortar retailers. Without having to maintain costly stores and inventories across the country, B2C companies have lower operating costs and therefore are able to offer more competitive pricing to consumers. Many B2C e-commerce companies in China have been able to use pricing as a means to attract new customers and increase sales volume.

•	Improved Fulfillment and Payment Alternatives: Historically, delivery and payment methods were major challenges for the development of B2C e-commerce in China. Over the past decade, a number of B2C e-commerce companies have successfully created their own fulfillment networks comprised of inter-city transportation companies and local delivery service providers. In particular, local delivery service providers, which typically handle product delivery and cash-on-delivery payment collection, and in some cases collect products for repair or returns, enable last mile delivery services at low cost. In addition, the increasing adoption of debit and credit cards as well as third-party online payment solutions is expected to further accelerate the growth of the B2C e-commerce market in China in the years to come.

BUSINESS

Overview

We are a leading business-to-consumer, or B2C, e-commerce company in China. Our brand dangdang.com is the number-one ranked brand among China’s B2C e-commerce companies for awareness, trusted online shopping experience and price-competitiveness, according to a consumer survey conducted by iResearch in May 2010 at our request.

Since our inception, we have focused on selling books online. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. As of September 30, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We also offer other media products and selected general merchandise categories on our website, including beauty and personal care products, home and lifestyle products, and baby, children and maternity products. In July 2009, we launched the dangdang.com marketplace program, which allows third-party merchants to sell their general merchandise products alongside our products.

We have developed a large and loyal customer base through our continuing focus on creating an enjoyable online shopping experience for our customers. We had six million active customers in 2009. Our average daily unique visitors increased from approximately 910,000 in 2009 to 1,240,000 in the nine months ended September 30, 2010. Our average daily unique visitors further increased to 1,610,000 in September 2010. In the three months ended December 31, 2007, 2008 and 2009 and the three months ended September 30, 2010, approximately 66%, 71%, 77% and 78%, respectively, of our product revenues, were generated from repeat customers. During the nine months ended September 30, 2010, we acquired approximately 3.4 million new customers. We believe that our wide product selection, competitive pricing, rapid and reliable fulfillment and user-friendly and intuitive interface customized for consumers in China are the key attributes of the dangdang.com customer experience.

As a pioneer in China’s e-commerce market with over a decade of operating history, we have developed deep supply chain management expertise and strong and, in some cases, exclusive relationships with over 1,000 suppliers throughout China, which enable us to offer a wide selection of quality products at competitive prices. We have also built our nationwide fulfillment and delivery capabilities, high-quality customer service support and a scalable technology infrastructure to provide a compelling online shopping experience to our customers. Through our extensive fulfillment and delivery network, we offer cash-on-delivery payment service in over 750 cities and towns in China, a popular payment option for Chinese consumers. We also offer our customers other payment options including online payment, wire transfer and postal remittance.

We have grown significantly since we commenced our operations. Our total net revenues increased from RMB446.9 million in 2007 to RMB1,457.7 million (US$217.9 million) in 2009, representing a compound annual growth rate, or CAGR, of 80.6%. For the nine months ended September 30, 2010, our total net revenues amounted to RMB1,570.8 million (US$234.8 million), representing a 55.6% increase from RMB1,009.6 million for the nine months ended September 30, 2009. We incurred a net loss of RMB70.5 million in 2007 and a net loss of RMB81.8 million in 2008. We achieved a net profit of RMB16.9 million (US$2.5 million) in 2009 and a net profit of RMB16.0 million (US$2.4 million) for the nine months ended September 30, 2010. We intend to continue to leverage our brand recognition, large and loyal customer base, proven supply chain management expertise and fulfillment and delivery capabilities to further capture opportunities in China’s B2C e-commerce market. However, the successful execution of our strategies and business plans involves challenges, risks and uncertainties as described in “—Our Challenges,” “Risk Factors” and other parts of this prospectus.

Our Strengths

We believe that our first-mover advantage and local expertise have enabled us to address the unique challenges and capitalize on opportunities in China’s B2C e-commerce market. We believe the following strengths have contributed to our success and differentiate us from our competitors:

Leading B2C e-Commerce Company in China

We are a leading B2C e-commerce company in China. Based on publicly available information, we believe that we are the largest book retailer in China in terms of revenues. Our strong brand and our nationwide consumer reach and fulfillment capabilities make us attractive to suppliers and logistics service providers as well as consumers. We have capitalized on our leadership position and scale to attract and maintain a large customer base and to achieve favorable pricing, payment and return terms with our suppliers. We have also leveraged our market presence to successfully expand into new product categories and to develop our online marketplace business.

Large and Loyal Customer Base

We had a large and growing customer base with six million active customers in 2009. Our large and growing customer base allows us to gather an increasing amount of data on customer preferences and shopping habits to more effectively plan and manage our product offerings as well as inventory and related marketing efforts. Our focus on providing a high quality customer experience has generated a high level of customer loyalty. In the three months ended December 31, 2007, 2008 and 2009 and the three months ended September 30, 2010, approximately 66%, 71%, 77% and 78%, respectively, of our product revenues, were generated from repeat customers. Our ability to increase such repeat purchases has become increasingly important as we expand our general merchandise product offerings beyond our core strength of selling books and other media products.

Strong and Trusted Brand

The strength and popularity of the dangdang.com brand is among our most important competitive advantages. We have developed our brand as a symbol of value, selection and convenience over the past decade by striving to provide customers with a consistently pleasant and reliable shopping experience. Our brand has been popularized and reinforced primarily through word-of-mouth, supplemented by targeted marketing campaigns. Dangdang.com was the number-one ranked brand among China’s B2C e-commerce companies for awareness, trusted online shopping experience and price-competitiveness, according to a consumer survey conducted by iResearch in May 2010 at our request. Our widely recognized and trusted brand generates more direct traffic to our web site and facilitates our strategic expansion into new product categories and new services, such as the expansion of our general merchandise product offerings and the launch of our dangdang.com marketplace program.

Supply Chain Management Expertise

As an early mover in the e-commerce market in China with over a decade of operating history, we have developed deep supply chain management expertise, which enables us to offer a wide selection of quality products at competitive prices. Our supply chain management expertise allows us to more effectively procure products and improve the efficiency of our fulfillment and delivery operations.

•	Selection. Our strong relationships with an extensive network of over 1,000 suppliers throughout China provide us with access to a wide variety of popular and hard-to-find products as well as a significant selection of products for which we, in some cases, are the exclusive online retailer. As of September 30, 2010, we offered approximately 590,000 book titles on our website, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China.

•	Pricing, Payment and Product Return Policies. Our effective supply chain management together with our scale enable us to negotiate favorable pricing and payment terms and return policies. This allows us to offer our customers highly competitive prices that typically represent a meaningful discount to the cover price of a book or other media products or the price at which a general merchandise product is sold in physical retail stores. We also track our pricing relative to our competitors and ensure that we are offering attractive prices and value to our customers.

Capital-efficient Business Model

We have developed a scalable business model that has enabled us to grow in a capital-efficient and cost-effective manner. We are typically able to negotiate favorable long credit terms with our suppliers that allow us to collect payment from our customers for products sold before paying our suppliers. In addition, we generally lease our logistics centers to minimize our up-front capital expenditure outlays. To expand our fulfillment network in a cost-effective way, we work with third-party logistics service providers instead of developing these services internally. We also carefully monitor our marketing spending to ensure that we will achieve our customer acquisition cost objectives. As a result, we were able to achieve our current scale and profitability with a total of only US$40.7 million in capital raised through the issuance of convertible preferred shares since our inception.

Proven Fulfillment and Delivery Capabilities

We believe that reliable and timely product delivery is a critical component of providing a compelling online shopping experience. Our network comprises ten logistics centers strategically located in six cities across China that are capable of handling approximately 165,000 orders per day. Our internally developed picking, packing and inventory management systems have enabled us to achieve high order accuracy and delivery speed at significant volumes and, during 2009 approximately 90% of our orders were processed within 24 hours after the orders were placed online. We have leveraged our scale to develop relationships with 104 logistics service providers, expanding the geographic coverage of our shipping capabilities and improving the quality and efficiency of our services. Our extensive fulfillment and delivery network allows us to offer cash-on-delivery payment service, a popular payment option for consumers in China, in over 750 cities and towns in China, given the relatively low usage of credit cards and other online payment methods in China.

Experienced Management Team

Our management team combines extensive experience in the e-commerce, media and retail industries with proven track record of successful execution in the e-commerce sector. We believe our management team’s collective experience and strong execution capabilities position us to respond to the fast-changing e-commerce industry dynamics and capture significant growth opportunities.

Our Strategies

Our goal is to become the dominant online retailer in China. We plan to achieve our goal through the following key strategies:

Strengthen Our Leading Position in the Online Book Retailing Market

We intend to continue to increase the breadth and selection of our book offerings to further enhance customer satisfaction and loyalty while continuing to attract new customers. We believe that our operating expertise, extensive title selection, competitive pricing and enjoyable customer experience provide us with competitive advantages as we seek to further extend our leadership position in the online book retailing market. We also believe that there are many attractive opportunities for market share expansion in the book retailing market, such as expansion into electronic books and students’ supplementary learning materials. Although the electronic book market in China is still nascent, we intend to work with publishers and potential electronic reading device partners to aggregate digital content and develop online digital media delivery capabilities. We believe we can leverage our online platform and experience in book retailing to provide effective digital distribution solutions for publishers and a primary source of electronic content for electronic reading device partners when the electronic book market in China further develops.

Selectively Broaden Our General Merchandise Product Offerings

We intend to selectively broaden our general merchandise product categories to provide additional selection to our customers. Since our inception, we have selectively expanded our product offerings from books to other media products and more recently to certain general merchandise products categories. In evaluating new product categories, we conduct a detailed review of several factors including market size and opportunity, growth prospects, suitability of the products for online retailing and delivery and our pricing advantage compared to our competitors. We also rely on the insights we gather from analyzing the purchasing behavior and shopping preferences of our existing customer base. We have expanded our category selection both by working with suppliers to provide us with new products that we directly sell to our customers and by expanding the dangdang.com marketplace program. We intend to continue to pursue this dual-pronged approach to category and product diversification. By expanding our product offerings, we believe that we will be able to increase the number of orders placed per customer and continue to improve repeat purchase activity among our customers.

Continue to Enhance the dangdang.com Customer Experience

We intend to continue to enhance the dangdang.com customer experience to further strengthen our brand and increase customer loyalty. We plan to continue to improve our website by developing new features and functionality that provide our customers with a unique and personalized online shopping experience and facilitate more informed purchase decisions. We also intend to invest in our customer service, fulfillment and delivery capabilities to further improve the speed and accuracy of product delivery and the convenience of product returns.

Invest in Long-term Growth

We intend to continue to focus on our pricing, infrastructure and customer base to support our long-term growth. We plan to keep prices of our products competitive, especially in our newer general merchandise categories. We believe that our customer base is generally price sensitive and providing attractive product pricing will help us increase our market share and continue to diversify our product offerings. In addition, we plan to invest in our infrastructure by opening more logistics centers, acquiring and developing additional information technology systems to expand our technology capacity, and developing our human resource and employee training functions to support the ongoing growth and development of our workforce. Finally, we intend to increase our marketing and advertising spending to continue to acquire new customers and to promote increased purchase activity on our website.

Pursue Strategic Alliance and Acquisition Opportunities

In addition to growing our business through internal initiatives, we may pursue selected strategic alliance and acquisition opportunities to expand our product categories and selection and to enhance our consumer experience. We intend to pursue strategic alliance and acquisition opportunities that are complementary to our existing e-commerce operations and that can accelerate our business growth.

Our Website

On our dangdang.com website, we sell books and other media products and general merchandise that we source from publishers, manufacturers and distributors in China. In July 2009, we introduced the dangdang.com marketplace program, under which third-party merchants can sell general merchandise products alongside our products and customers can purchase these products through the same checkout process.

Our website features a user-friendly and intuitive interface designed for consumers in China that allows them to conveniently search for, find and purchase the products they are looking for. In addition, we launched a mobile version of our website in 2009 to better serve our customers. We have designed our website to create a reliable, secure, enjoyable and convenient online shopping experience for our customers in order to promote brand loyalty and repeat purchases.

•	Browsing. Our website provides users with useful information on the products for sale, such as a description of the product and, in many cases, images of the product. Our website also offers the following popular features: dangdang.com Best Sellers, Special Sale, Also Buy, Also View Browsing History and Online Reading. The dangdang.com Best Sellers feature allows users to view the most purchased items in the past. A user can sort the best selling items by product category and by period of time. The Special Sale feature allows users to view promotional items with deep per-item or volume discounts or free gifts on offer all on one webpage. The Also Buy and Also View features allow users who are interested in one particular product to obtain personalized recommendations based on the viewing or purchasing records of other customers who have also viewed or bought the same product. The Browsing History feature allows users to revisit the items they have browsed. The Online Reading feature at Dangdang bookstore allows users to view the first several chapters of new arrival books.

•	Searching and Sorting. Our customers are able to search for more than 590,000 book titles and over 40,000 other media products and approximately 460,000 general merchandise items on our website. For books, we provide a selection of search tools based on title, author, publisher, ISBN, price range and discount, publication date and on-shelf date. For other media products and general merchandise, we provide search tools based on different criteria such as product category, price, brand, size and color. Users can also sort products by popularity, price, arrival date and rating of third-party merchants.

•	Product Reviews and Online Community. We encourage our customers to write and post their reviews and comments on products on the relevant product page after each purchase. These provide valuable and independent information to other customers who are interested in these products. In addition, we created the dangdang.com online community in 2007, in which users can read and post reviews on books, music, TV shows and movies and initiate or participate in discussions in different forums. The online community provides users of our website with an interactive experience that is intended to encourage them to return to our website frequently, which we believe in turn promotes user loyalty and increases repeat purchases. We had approximately 27.8 million registered users of our online community as of September 30, 2010.

•	Personalized Services. We offer a personalized e-commerce experience by enabling our users to build online shopper profiles reflecting their tastes and interests and by delivering targeted product recommendations based on users’ browsing and purchase histories and their wish lists. Each of our customers has a unique user name and password, which allows him or her to track order status and check bonus points accumulated from previous purchases. To facilitate our customers’ checkout process, we generate their preferred delivery address, shipping method and payment option at checkout based on information they have previously provided. Even before customers log into their account, our system can recognize them by their browsing histories stored in the cookie and make personalized recommendations based on their browsing histories. We also analyze each customer’s purchase patterns and send personalized e-mail notices periodically, updating them on new product launches and promotional and marketing events.

•	Checking Out. To purchase products at dangdang.com, our customers simply click to add an item to their virtual shopping cart. Customers can add or remove items in their shopping cart before making a final purchase decision. First-time purchasers need to set up a Dangdang account and fill out contact information, shipping and payment details. Existing customers can access their preferred checkout options by logging into their accounts. Our information system automatically confirms each order by e-mail within seconds after the order is placed and updates customers by e-mail or mobile phone text message, or SMS, shortly after orders are shipped.

Our Product Offerings

Books and Other Media Products

Since our inception, we have focused on selling books online. As of September 30, 2010, we offered more than 590,000 book titles, including more than 570,000 Chinese language titles, which we believe is the largest selection of Chinese language titles available both online and offline from a single retailer in China. We also offer imported foreign language titles and Chinese and foreign language music CDs, VCDs and DVDs.

General Merchandise

In recent years, we have gradually expanded the product offerings at our dangdang.com website from books and other media products to include six major categories of general merchandise: beauty and personal care products; home and lifestyle products; baby, children and maternity products; electronics; apparel and accessories; and footwear, handbags and luggage.

Among the six major categories of general merchandise available at our dangdang.com website, we focus on expanding our own offerings in selected categories and we invite third-party merchants to sell all product categories to our customers through our dangdang.com marketplace program. We currently have approximately 460,000 stock keeping units, or SKUs, of general merchandise products for sale at our website, including approximately 50,000 SKUs of products we sell directly to customers and approximately 410,000 SKUs of products offered by third-party merchants.

We collect and analyze data on our existing and potential customers’ purchase patterns and preferences to identify their needs and demands. The analysis of this data guides our selection of new product categories. In this way, we can improve our customers’ shopping experience and satisfaction, generate online traffic and convert traffic into orders, and quickly increase sales for newly introduced products.

Product Sourcing and Pricing

Product Procurement

We source our products from domestic publishers, manufacturers and distributors. Our nationwide e-commerce distribution platform and comprehensive database of customer preferences and shopping habits enable us to provide significant value to our suppliers, helping them reach our sizeable customer base and target their product offerings more effectively. As a result, we have strong relationships with a network of over 1,000 suppliers across China. For our books and other media products, we have long-term relationships with a number of strategic suppliers, who, in some cases, have given us exclusive rights to sell certain popular or hard-to-find books and other media products on more favorable terms within certain prescribed periods. To obtain these favorable terms, we usually commit to meet certain minimum sales target requirements. Due to our large purchase volume, quick product turnover and timely payment, we are able to negotiate favorable supply terms, such as lower procurement prices and shorter lead times, from our suppliers. We typically negotiate and enter into supply agreements on an annual basis. None of our suppliers accounted for more than 5% of the total value of our products in any of the past three years ended December 31, 2009 or the nine months ended September 30, 2010.

We have implemented a strict and methodical selection process for our suppliers. For books and other media products, we review the background of a distributor or a publisher including its qualifications, business operation licenses, reputation and product offerings. For general merchandise, we first review a manufacturer’s or distributor’s qualifications, business operation licenses and trademark registration certificates or license agreements in relation to any branded products, then conduct due diligence and background checks on the potential supplier’s client base, sales and other financial performance. If a supplier satisfies our criteria, we will initiate discussions on the supply agreement and compare the terms with those offered by our other comparable suppliers. We generally enter into supply agreements with suppliers who can provide us with the most competitive prices, payment credit and product return terms.

For the dangdang.com marketplace program, our product management team is responsible for generating new ideas for developing and expanding product categories, or sub-categories under a product category. Once a new category or sub-category idea is formed, the product management team will work with our marketing team to launch marketing campaigns on our website and hold third-party merchants recruitment meetings to attract third-party merchants. We apply the same selection criteria and review process to third-party merchants as we do to our own general merchandise suppliers. Our third-party merchants include distributors of well-known international consumer product brands.

In addition to the supplier selection process, we have adopted quality assurance and control procedures for our products and third-party products delivered through our fulfillment and delivery network. We inspect multiple product samples delivered to our logistics centers before accepting delivery and we inspect all products to be delivered from our logistics centers to our customers before making shipments. We reject or return products that are not in good condition or that we believe are defective. We believe that our strict supplier selection process and quality control procedures enable us to ensure product quality of products sold on our website and enhance our brand image and help build customer loyalty.

Pricing

We typically price our books or other media products at a meaningful discount to the cover price and other products at competitive discounts to comparable products sold in physical retail stores. Our competitive pricing is supported by the cost savings from our network of high-quality and reputable suppliers across China and the absence of physical retail space and related overhead. For third-party products sold on our website, we provide third-party merchants with guidance on the maximum price for each product to ensure that their prices are competitive with those offered by our competitors. We also track prices of selected key items that other online retailers also sell. If we find any major online retailer selling these items at lower prices, we will adjust our prices accordingly to ensure that we offer the best available prices for these key items to our customers.

Payment and Fulfillment

Payment and Delivery

We provide our customers the flexibility to choose from a number of payment and delivery options.

Our payment options include cash on delivery, online payment, wire transfer and postal remittance. Most of our customers prefer cash on delivery. Under this option, our third-party courier companies deliver products to customers’ designated addresses and collect payment on site. We have built an extensive distribution network to deliver products and provide our cash-on-delivery payment option to customers in over 750 cities and towns across China. This payment method not only provides our customers with a secure and convenient payment option, but has also enabled us to reduce our operating expenses as we can combine payment and delivery services by using the same third-party courier companies without incurring additional fees. Our website also supports online payment with credit cards and debit cards issued by major banks in China as well as payment through third-party online payment agents.

Our delivery options include courier delivery, express courier delivery, and ordinary mail delivery and express mail service, or EMS. Ordinary mail delivery and EMS are operated by China Post nationwide and provide the broadest coverage, including remote localities in China and places outside China. We usually charge our customers a per-parcel delivery fee based on the delivery method they choose and the size of each parcel and provide free shipping for each order exceeding a pre-determined amount.

Customers who choose cash on delivery can inspect products before payment and reject some or all of the products shipped. Third-party courier personnel collect payment only for the accepted products and return the remaining products to our logistics centers. We believe that our extensive cash on-delivery service, together with our on-site return policy, increase the attractiveness of shopping on our website.

Fulfillment

Our strategically located central and regional logistics centers and our extensive distribution network are essential to our success. We have two central logistics centers located in Beijing and eight regional logistics centers strategically located in five major cities outside Beijing. Our logistics centers have warehouse space totaling approximately 180,000 square meters in size and are capable of handling over 165,000 orders per day.

In most cases, orders are automatically allocated to a nearby logistics center for fulfillment and parcels are delivered directly to the customers from that center. In the event that a specific item in the order is not available in the nearby logistics center, the unfulfilled part of the order will be automatically routed through our computer system to the central logistics center and delivered separately from the central logistics center to the relevant regional logistics centers, and finally to the customers. We process approximately 90% of orders through our distribution network within 24 hours after the orders are placed online.

We monitor each step of the fulfillment process from the time a product is inspected and stocked up to when the product is delivered to a customer to maintain a high level of shipping accuracy.

We had a nationwide delivery network that currently consist of 104 third-party inter-city transportation companies and third-party courier companies, and China Post for ordinary mail delivery and EMS. We leverage our large scale of operations and reputation to obtain favorable contractual terms from third-party transportation and courier companies. In order to reduce the risk of reliance on any single service provider, we typically contract with two or more courier companies in each major city. We regularly monitor and review the third-party transportation and courier companies’ performance and their compliance with our contractual terms. In addition, we typically require third-party transportation and courier companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

Third-party merchants participating our dangdang.com marketplace program can use our fulfillment service and cash-on-delivery coverage to deliver their products to customers for a fee or arrange delivery separately. If a third-party merchant chooses to arrange delivery separately, we will closely monitor the speed and service quality through customer surveys and feedback from our customers to ensure customer satisfaction. Currently, approximately 32% of the third-party merchants use our delivery and cash-on-delivery fulfillment services.

Customer Service

We believe that our ability to establish and maintain a large and loyal customer base and encourage repeat visits and purchases depends, in part, on the strength of our customer service operations. We value communication and feedback from our customers in order to continually improve our customers’ shopping experience.

At dangdang.com, we provide our customers with an array of online self-service features. For example, a customer can use the “my-account” website features to track the order and shipment status, review estimated delivery dates, cancel unshipped items, change delivery information and payment options, combine orders and return items.

In addition, our customers can contact customer service representatives through real-time online chat or through our customer service e-mail address around the clock, or through our customer service hotline 16 hours a day, seven days a week. Our customer service center, located in Beijing, had 171 employees as of September 30, 2010. They are trained to address customer inquiries, handle customers’ requests to exchange or return products and resolve customer complaints. We maintain service quality by placing emphasis on careful selection of personnel and regularly monitoring the performance of our representatives. Each new representative is required to complete a two-month mandatory training program, including in-class instruction and exams and on-the-job coaching, and representatives also attend regular training sessions conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

We have a flexible product exchange and return policy. Our customers can exchange or return books and other media products purchased on our website within 15 days of receipt of the products or return products within seven days of receipt. For most books and other media products, a customer does not need to give any reason for exchange or return. For electronics, a customer may typically exchange or return a product with quality problems after providing us with a quality verification report issued by a third-party quality verification agent. Once a customer submits an exchange or return application request online, and a quality verification report if needed, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. For customers in major cities in China, we will arrange courier pick-up for the returned products from the customer within three to seven working days after our customer service representatives process the request. Depending on the customer’s payment method, we will either return the purchase amount in cash at the time of courier pick-up or credit the customer’s credit card, debit card or Dangdang account.

Marketing and Promotion

We seek to strengthen the dangdang.com brand name and build strong customer loyalty through our marketing and promotional efforts.

We believe that the most efficient form of marketing is to improve the customer experience, which drives word-of-mouth and repeat customer visits. We intend to build customer loyalty by delivering personalized services through innovative technologies as well as creative and flexible merchandising. We have accumulated extensive data on our customers over the past decade, and we analyze this data to predict their potential needs and purchasing trends, and direct different marketing campaigns to them. We believe that our sophisticated data analysis facilitates our targeted marketing efforts and increases repeat purchases and purchase value per customer.

In addition, we employ a variety of programs and marketing activities to promote our brand and our products:

•	Paid search. We utilize various popular search engines and internet portals in China. We pay for keywords or phrases relevant to our business and products so that users who search for these keywords or phrases will be directed to our website or to our advertisements.

•	Affiliate marketing program. We expand our market presence through our affiliate marketing program, which enables affiliated websites to earn commissions by directing their users to purchase our products through embedded hyperlinks to our website.

•	Loyalty program. We provide a variety of incentives to our existing customers. Our customers can obtain bonus points for each purchase and receive information on our latest products and marketing events and may be eligible to receive free trial coupons for new products. When our customers’ accumulated purchases within 12 months reach pre-set thresholds, they will be upgraded to gold or diamond member status and will be entitled to additional incentives such as special discounts on subsequent purchases. We also periodically send personalized e-mails and SMS messages to our customers to draw their attention to our latest products and marketing events.

•	Social media and other tools. We conduct marketing campaigns and offer special promotional discounts on products from time to time. In addition, we utilize the online community on our website and that of popular social networking sites for customers to share their online shopping experience. We also employ other marketing channels to reach existing and potential customers.

Technology

We have implemented numerous website management, search, customer interaction, and order processing and fulfillment services and systems using a combination of our own proprietary technologies and commercially available licensed technologies. We focus our internal development efforts on creating and enhancing the features and functionality of our website and order processing and fulfillment systems to deliver a high-quality customer experience.

We have adopted a service-oriented architecture and distributed data processing technologies in our systems. Our systems are mainly composed of front-end and back-end modules with different functions. Each module operates independently and is not affected by the performance of other modules.

Our front-end modules, which refer to modules supporting our user-interface websites, include user account management, the dangdang.com home page, search functions, category browsing, product display pages, online shopping cart, the checkout process, order management functions, dangdang.com marketplace program and our online community.

Our back-end modules, which refer to modules supporting our business operations, include our order processing system, personalized product recommendation system, e-mail delivery system, SMS delivery system and direct mail system. We use a set of applications in our back-end modules for accepting and validating customer orders, placing and tracking orders with suppliers, managing and assigning inventory to customer orders and ensuring proper shipment of products to customers. Our order processing system handles millions of items, various status inquiries and multiple shipment methods. In addition, our e-mail delivery system and SMS delivery system allow us to maintain ongoing automated e-mail and SMS communications with customers throughout the ordering process at a negligible incremental cost. These systems automate many routine communications, facilitate management of customer e-mail inquiries and allow customers to check order status and change their e-mail address, password and payment and shipping preferences.

We believe that our module-based systems are highly scalable, which enables us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers demands without affecting the operation of existing modules and incurring significant additional costs. In addition, we have adopted in-house developed database management technologies to maximize the scalability of our systems. Furthermore, we upgrade our servers from time to time to increase their data handling capacities.

We have also adopted rigorous security policies and measures, including our self-developed dual-key and server-specific encryption technology, to protect our proprietary information database.

Competition

The online retail environment in China is intensely competitive. Our current or potential competitors include: (1) other B2C e-commerce companies, such as Amazon.cn/Joyo and Taobao Mall; (2) physical retailers, catalog retailers, publishers, distributors and manufacturers of our products, many of which possess significant brand recognition, sales volume and customer bases, and some of which currently sell, or in the future may sell, products or services through the internet; and (3) a number of indirect competitors, including internet portals and internet search engines that are involved in online commerce, either directly or in collaboration with other retailers. We may also in the future experience competition from the increasingly popular electronic books and digital content, which have already impacted the book market in the U.S. and other countries.

We believe that the principal competitive factors in our market segments include brand recognition, selection, price, convenience, customer service, speed of fulfillment capacities and ease of use. For services we offer to business and individual sellers under the dangdang.com marketplace program, additional competitive factors include the quality of our services and tools as well as the speed of performance for our services. See “Risk Factors—Risks Related to Our Business—We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and customers.”

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade-secret protection and confidentiality and/or license agreements with our employees, suppliers, partners and others to protect our proprietary rights. As of September 30, 2010, we registered 50 domain names, including dangdang.com, dangdang.com.cn and dangdang.cn, and 33 trademarks and service marks in China.

Employees

As of September 30, 2010, we had 1,142 full-time employees, including 790 in fulfillment, 22 in marketing, 202 in technology and content and 128 in general and administrative. We had a total of 708, 469 and 386 employees as of December 31, 2009, 2008 and 2007, respectively. We also employ independent contractors and temporary personnel from time to time. As of September 30, 2010, we employed approximately 1,349 temporary personnel through third-party contractors.

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and self-development, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We design and implement in-house training programs tailored to each job function and set of responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and operational procedures.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

Facilities

Our headquarters are located in Beijing and we maintain leased warehouse facilities in Beijing, Shanghai, Guangzhou, Chengdu, Wuhan and Zhengzhou. The following table sets forth a summary of the leased properties as of September 30, 2010:

Location	Space	Usage of Property
	(in thousands of square meters)

Beijing	67.4	Office space, Data centers and Warehouses
Shanghai	34.5	Warehouses
Guangzhou	29.9	Warehouses
Chengdu	20.7	Warehouse
Wuhan	15.5	Warehouse
Zhengzhou	20.9	Warehouse

We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our equipment, facilities, inventories and other properties. In addition, we provide group accident insurance and supplementary medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time become a party to various legal, arbitration or administrative proceedings arising in the ordinary course of our business.

PRC REGULATION

Online commerce in China is subject to a number of laws and regulations. This section summarizes all material PRC regulations relevant to our business and operations in China and the key provisions of such regulations.

Corporate Laws and Industry Catalogue Relating to Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of the PRC, or the Company Law, effective in 1994, as amended in 1999, 2004 and 2005, respectively. The Company Law is applicable to our PRC subsidiaries and affiliated PRC entities unless the PRC laws on foreign investment have stipulated otherwise.

The establishment, approval, registered capital requirement and day-to-day operational matters of wholly foreign-owned enterprises, such as our PRC subsidiary, Dangdang Information, are regulated by the Wholly Foreign-owned Enterprise Law of the PRC effective in 1986, as amended in 2000, and the Implementation Rules of the Wholly Foreign-owned Enterprise Law of the PRC effective in 1990, as amended in 2001.

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. For example, sales and distribution of audio and video products are among the restricted categories and only contractual joint ventures in which Chinese partners holding majority interests can engage in the distribution of audio and video products in China. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Regulations Relating to Foreign-invested Enterprises Engaging in Retail Businesses

As an online retailer, we are subject to regulations relating to foreign-invested enterprises engaging in the retail business. In April 2004, the Ministry of Commerce issued the Administrative Measures on Foreign Investment in Commercial Fields, or the Measures. Pursuant to the Measures, foreign investors are permitted to engage in the distribution services by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Measures.

In addition to the Measures, special rules and regulations may apply to the distribution of certain specific products. In 2003, the Ministry of Commerce and General Administration of Press and Publication issued the Measures for the Administration of Foreign-Invested Distribution Enterprises of Books, Newspapers, and Journals. According to this rule, a foreign invested enterprise needs to obtain approvals from both the General Administration of Press and Publication and the Ministry of Commerce, or their respective local counterparts, to engage in the distribution of books, newspapers and journals. Dangdang Information has obtained approvals from the General Administration of Press and Publication and the relevant commerce authorities for its business operations with respect to the distribution of books and journals.

Regulations Relating to Telecommunications Services

In September 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, to regulate telecommunications activities in China. The telecommunications industry in China is governed by a licensing system based on the classifications of the telecommunications services set forth under the Telecommunications Regulations.

The Ministry of Industry and Information Technology together with the provincial-level communications administrative bureaus, supervises and regulates the telecommunications industry in China. The Telecommunications Regulations divide the telecommunications services into two categories: infrastructure telecommunications services and value-added telecommunications services. The operation of value-added telecommunications services is subject to the examination, approval and the granting of licenses by the Ministry of Industry and Information Technology or the provincial-level communications administrative bureaus. According to the Catalogue of Classification of Telecommunications Businesses effective in April 2003, provision of information services through the internet, such as the operation of our dangdang.com website, is classified as value-added telecommunications services.

Regulations Relating to Foreign Investment in Value-Added Telecommunications Industry

According to the Administrative Rules for Foreign Investment in Telecommunications Enterprises issued by the State Council effective in January 2002, as amended in September 2008, a foreign investor may hold no more than a 50% equity interest in a value-added telecommunications services provider in China and such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the former Ministry of Information Industry in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain an internet content provider, or ICP, license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, certain relevant assets, such as the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If an ICP license holder fails to comply with the requirements in the Circular and also fails to remedy such non-compliance within a specified period of time, the Ministry of Information Industry or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP license. To comply with the Circular, Dangdang Information plans to transfer certain domain names to Dangdang Kewen.

Regulations Relating to Internet Information Services and Content of Internet Information

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, to regulate the provision of information services to online users through the internet. According to the Internet Measures, internet information services are divided into two categories: services of an operative nature and services of a non-operative nature. Our business conducted through our dangdang.com website involves operating internet information services, which requires us to obtain an ICP license. If an internet information service provider fails to obtain an ICP license, the relevant local branch of the Ministry of Information Industry may levy fines, confiscate its income or even block its website. Due to the PRC law restriction that foreign investors cannot hold more than a 50% equity interest in a value-added telecommunications services provider, we hold our ICP license through our affiliated PRC entity, Dangdang Kewen. Dangdang Kewen currently holds an ICP license issued by Beijing Communications Administration, a local branch of the Ministry of Information Industry and an approval from Beijing Communications Administration to operate an online bulletin board. Our ICP license will expire in October 2014 and we will renew such license prior to its expiration date.

The Internet Measures further specify that the internet information services regarding, among others, news, publication, education, medical and health care, pharmacy and medical appliances are required to be examined, approved and regulated by the relevant authorities. Internet content providers are prohibited from providing services beyond that included in the scope of their business license or other required licenses or permits. Furthermore, the Internet Measures clearly specify a list of prohibited content. Internet content providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record and report to the relevant authorities.

In May 2010, the State Administration for Industry and Commerce issued the Interim Measures for the Trading of Commodities and Services through the Internet effective in July 2010, which requires internet service providers that operate internet trading platforms to register and verify online shop owners’ identities along with their business credentials, establish mechanisms to ensure safe online transactions, protect online shoppers’ rights, and prevent the sale of counterfeit goods. We are subject to this rule as a result of our operation of the dangdang.com marketplace program.

Regulations Relating to Privacy Protection

As an internet content provider, we are subject to regulations relating to protection of privacy. Under the Internet Measures, internet content providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet content providers that violate the prohibition may face criminal charges or administrative sanctions by PRC security authorities. In addition, relevant authorities may suspend their services, revoke their licenses or temporarily suspend or close down their websites. Furthermore, under the Administration of Internet Bulletin Board Services issued by the Ministry of Information Industry in November 2000, internet content providers that provide electronic bulletin board services must keep users’ personal information confidential and are prohibited from disclosing such personal information to any third party without the consent of the users, unless otherwise required by law. The regulation further authorizes relevant telecommunication authorities to order internet content providers to rectify any unauthorized disclosure. Internet content providers could be subject to legal liabilities if unauthorized disclosure causes damages or losses to internet users. However, the PRC government retains the power and authority to order internet content providers to provide the personal information of internet users if the users post any prohibited content or engage in illegal activities through the internet. We believe that we are currently in compliance with these regulations in all material aspects.

Regulations Relating to Internet Publishing

We are subject to regulations relating to internet publishing. In June 2002, General Administration of Press and Publication and Ministry of Information Industry jointly issued the Interim Provisions on Internet Publishing, or the Internet Publishing Regulations. The Internet Publishing Regulations require that all entities engaging in internet publishing, such as our company, obtain approval from General Administration of Press and Publication before conducting any internet publishing business. “Internet publishing” is broadly defined in the Internet Publishing Regulations as any act of online dissemination of works created by ICP license holders or others that such ICP license holders select, edit and process and subsequently post on the internet or transmit to users via the internet for browsing, reading, using or downloading by the public. These works include content from books, newspapers, periodicals, audio-video products, electronic publications that have already been formally published or works that have been made public in other media or from the browsed and processed works relating to literature, art, natural science, social science, engineering technology and others. The Internet Publishing Regulations include a requirement for internet publishing organizations to have professional editorial personnel examine the contents being published to ensure that they comply with applicable laws. If any entity engaging in internet publishing fails to obtain an internet publishing certificate from the General Administration of Press and Publication, the relevant press and publication authorities may terminate its business, levy fines or confiscate its income, or its facilities or other materials used for internet publishing. Dangdang Kewen is in the process of applying for an internet publishing certificate from General Administration of Press and Publication.

Regulations Relating to Book Wholesale and Retail

We are also subject to regulations relating to the wholesaling and retailing of books. Under the Administrative Measures for the Publication Market which were promulgated by the General Administration of Press and Publication and became effective in September 2003, as amended in June

2004, any entity or individual engaging in book wholesale or retail must obtain an approval from the competent press and publication administrative authority and receive the Publication Operation Permit. An enterprise that has obtained approval to engage in the book wholesaling business is not required to obtain any special permission if it utilizes the internet and other information networks to conduct the book wholesale business. Both Dangdang Information and Dangdang Kewen have obtained a Publication Operation Permit.

Regulations Relating to Audio-Video Product Wholesale and Retail

We are also subject to the Administrative Measures for the Wholesale, Retail and Rental of Audio-Video Products issued by Ministry of Culture and effective in December 2006, under which any entity or individual engaging in the wholesale, retail or rental of audio-video products shall obtain permission from the relevant local culture authorities. Entities engaging in the wholesaling of audio-video products shall obtain the Audio-Video Product Business Permit from the culture administrative authority at provincial level. The Audio-Video Product Business Permit for retail or rental shall be approved by the competent county-level culture administrative authority. Dangdang Kewen has obtained an Audio-Video Product Business Permit.

Regulations Relating to Taxation

Up through December 31, 2007, our PRC subsidiaries and affiliated entities were subject to PRC enterprise income tax at the statutory rate of 33% on their PRC taxable income.

In January 2008, the PRC Enterprise Income Tax Law took effect. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, unless where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a non-resident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises” clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities.

Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Please see “Risk Factors—Risks Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Regulations Relating to Foreign Exchange

Pursuant to the Regulations on the Administration of Foreign Exchange issued by the State Council and effective in 1996, as amended in January 1997 and August 2008, respectively, current account transactions, such as sale or purchase of goods, are not subject to PRC governmental control or restrictions. Certain organizations in the PRC, including foreign-invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of the PRC State Administration of Foreign Exchange, or SAFE, is required for capital account transactions.

In August 2008, SAFE issued a circular on the conversion of foreign currency into Renminbi by a foreign-invested company that regulates how the converted Renminbi may be used. The circular requires that the registered capital of a foreign-invested enterprise converted into Renminbi from foreign currencies may only be utilized for purposes within its business scope. For example, such converted amounts may not be used for investments in or acquisitions of other companies, which can inhibit the ability of companies to consummate such transactions. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi registered capital of foreign-invested enterprises converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been utilized. Violations may result in severe penalties, such as heavy fines.

Regulations Relating to Labor

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

In the PRC, workers dispatched by an employment agency are normally engaged in temporary, auxiliary or substitute work. Pursuant to the PRC Labor Contract Law, an employment agency is the employer for workers dispatched by it and shall perform an employer’s obligations toward them. The employment contract between the employment agency and the dispatched workers, and the placement agreement between the employment agency and the company that receives the dispatched workers shall be in writing. Furthermore, the company that accepts the dispatched workers shall bear joint and several liability for any violation of the Labor Contract Law by the employment agencies arising from their contracts with dispatched workers. An employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee is not agreeable to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, An employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation time at the request of the employer shall be compensated at three times their normal salaries for each waived vacation day.

Pursuant to the Regulations on Occupational Injury Insurance effective in 2004 and the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective in 1995, PRC companies must pay occupational injury insurance premiums and maternity insurance premiums for their employees. Pursuant to the Interim Regulations on the Collection and Payment of Social Insurance Premiums effective in 1999 and the Interim Measures concerning the Administration of the Registration of Social Insurance effective in 1999, basic pension insurance, medical insurance and unemployment insurance are collectively referred to as social insurance. Both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

Regulations on Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds at their discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents or Citizens

Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued in October 2005 by SAFE and its supplemental notices, PRC citizens or residents are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC citizens or residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Please see “Risk Factors — Risks Relating to Doing Business in China — The inability of our PRC resident shareholders to complete their registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

M&A Rules

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, to regulate foreign investment in PRC domestic enterprises. The M&A rules, among other things, requires an overseas special purpose vehicle, or SPV, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of CSRC prior to publicly listing their securities on an overseas stock exchange. We believe, based on the opinion of our PRC legal counsel, Commerce & Finance Law Offices, that while the CSRC generally has jurisdiction over overseas listings of SPVs like us, CSRC’s approval is not required for this offering given the fact that our current corporate structure was established before the M&A Rules became effective. There remains some uncertainty as to how this regulation will be interpreted or implemented in the context of an overseas offering. If the CSRC or another PRC regulatory agency subsequently determines that approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency.

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. See “Risk Factors—Risks Relating to Doing Business in China—PRC laws and regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

SAFE Regulations on Employee Share Options

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Share Holding Plan or Share Option Plan of Overseas Listed Company, or the Share Option Rule. Pursuant to the Share Option Rule, Chinese citizens who are granted share options by an overseas publicly listed company are required to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted share options will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC employees to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Peggy Yu Yu	45	Co-Founder, Executive Chairwoman
Guoqing Li	46	Co-Founder, Director and Chief Executive Officer
Ruby Rong Lu	39	Director
Ke Zhang	57	Independent Director
Xiaolong Li	46	Independent Director Appointee*
Roger Huang	48	Chief Operating Officer
Hubert Shio-Hsien Tai	41	Chief Technology Officer
Conor Chia-hung Yang	47	Chief Financial Officer
Danqian Yao	39	Vice President
Shengqing Jiang	58	Vice President

Note:

*	Appointment effective immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Ms. Peggy Yu Yu is our co-founder and has been our executive chairwoman since our inception. Prior to that, Ms. Yu served as the vice president of Beijing Science & Culture Publishing Co. Ltd. from 1996 to 1999 and steered the company’s transition from trade to professional publishing. She worked as an independent financial advisor on various corporate finance transactions for China Non-Ferrous Metals Import & Export Co., China Science Group and other corporations between 1992 and 1996. Between 1986 and 1991, she worked for UPS, Garick Corporation, Babcock & Wilcox in the US and China. Ms. Yu received an MBA degree from New York University in 1992 and a bachelor’s degree in English from the Branch Campus of Beijing Foreign Language Institute Beijing in 1986.

Mr. Guoqing Li is our co-founder and director and has been our chief executive officer since our inception. Mr. Li has extensive experience in China’s publishing industry. Prior to co-founding our company, he was the editor-in-chief of several book series and introduced many international titles to China. From 1987 to 1992, he worked in the Rural Development Research Center of the PRC State Council and the Ministry of Agriculture, where he conducted studies on China’s various social issues. Mr. Li received his bachelor’s degree in sociology from Peking University in China in 1987.

Ms. Ruby Rong Lu has been a director of our company since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of directors of several other DCM portfolio companies, including VanceInfo Technologies, Inc., a NYSE-listed IT outsourcing company, and Wikinvest, Inc., a user generated financial information website in the United States. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics with honors from the University of Maryland.

Mr. Ke Zhang has been our director since November 2010. Mr. Zhang has also been the chairman and chief partner of ShineWing Certified Public Accountants since 1999. From 1993 to 1999, Mr. Zhang was deputy managing partner and managing partner of Coopers & Lybrand CIEC. Prior to that, Mr. Zhang served as the managing director of CITIC Certified Public Accountants from 1987 to 1992 and project manager and director of China International Economic Consultants Inc., a member of CITIC Group, from 1982 to 1986. Mr. Zhang currently serves as an independent director of Air China Limited and China Coal Energy Company Limited, two

companies dual-listed on the Hong Kong Stock Exchange and Shanghai Stock Exchange, SEEC Media Group Limited, a company listed on the Hong Kong Stock Exchange and Huarong Securities Co., Ltd., a privately owned company. Mr. Zhang received his bachelor’s degree in economics from Renmin University of China in 1982.

Mr. Xiaolong Li will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Li currently serves as a director of two privately held companies in China. Mr. Li has more than 20 years of experience in the industry of information technology and telecommunications. He founded 263 Network Communication Company Limited, a company currently listed on the Shenzhen Stock Exchange, in 1999 and has been its chairman since then. Prior to that, he founded Beijing Jingxun Public Information Technology Company Limited in 1997 and was its executive director until 1999. In 1992, he founded Beijing Haicheng Telecommunication Technology Company Limited and was its chairman until 1997. Mr. Li attended the undergraduate program in software engineering in Beijing University of Technology.

Mr. Roger Huang has been our chief operating officer since March 2010. Prior to joining our company, Mr. Huang took various consulting roles in the e-commerce industry in China during 2009. He served as the vice president of operations at taobao.com from 2007 to 2008. Mr. Huang worked as the executive vice president of Home World Hypermarket Group from 2005 to 2007 and the vice president of Beijing Hualian Supermarket Group from 2002 to 2004. Mr. Huang was a deputy buying director and the vice president of operations at METRO/Makro from 1998 to 2002 and worked as general manager of Lotus Supercenter from 1997 to 1998. Mr. Huang received his MBA degree from University of Canberra in 1996 and bachelor’s degree in history from Xiamen University in 1982.

Mr. Hubert Shio-Hsien Tai has been our chief technology officer since June 2006. Before joining our company, Mr. Tai was a manager of Yahoo! Inc. in Hong Kong in charge of regional e-commerce program and engineering from April 2005 to May 2006. Prior to that, between March 1999 and April 2005, Mr. Tai worked at eBay as a technology architect, focusing on the area of database and messaging infrastructure. Mr. Tai also worked as a senior consultant at Anderson Consulting from 1998 to 1999 and as a consultant at Oracle Professional Service from 1994 to 1998. Mr. Tai received his master’s degree in electrical engineering from University of Southern California in 1993 and bachelor’s degree in electrical engineering from California Institute of Technology in 1992.

Mr. Conor Chia-hung Yang has served as our chief financial officer since March 2010. Prior to joining our company, he was the chief financial officer of Airmedia Group, a Nasdaq-listed company, from March 2007 to March 2010 and the chief executive officer of Rock Mobile Corporation from 2004 to February 2007. From 1999 to 2004, Mr. Yang served as the chief financial officer of the Asia Pacific region for CellStar Asia Corporation. Mr. Yang was an executive director of Goldman Sachs (Asia) L.L.C. from 1997 to 1999 and the chief investment officer of Sherwood Inc. from 1996 to 1997. Prior to that, Mr. Yang was a vice president of Lehman Brothers Asia Limited from 1994 to 1996 and an associate at Morgan Stanley Asia Limited from 1992 to 1994. Mr. Yang currently serves as an independent director and the chairman of the audit committee of IFM Investments Limited, an NYSE-listed real estate services provider. Mr. Yang received his MBA degree from University of California, Los Angeles in 1992 and his bachelor’s degree in food science from Fu Jen University in Taiwan in 1985.

Mr. Danqian Yao has served as our vice president of the media department since January 2010. From March 2006 to 2009, Mr. Yao led a team to provide procurement services for media products to our company when he was employed by Beijing Kewen Cambridge Book Co., Ltd., a company he joined in 1997. Mr. Yao worked in Beijing Huaqing Automation Co., Ltd., Changsha branch, from 1994 to 1997. Mr. Yao received his bachelor’s degree in management information system from Huazhong University of Science and Technology in 1991.

Mr. Shengqing Jiang has served as our vice president of the warehouse department since December 2009. Mr. Jiang joined our company in July 2008 and has been in charge of the management of our nationwide warehouses facilities. Prior to joining us, Mr. Jiang worked at the warehouse and transportation department and the logistics center of Shanghai Xinhua Media Co., Ltd. from 1979 to 2008, including as the general manager of its logistics center from 1998 to 2008. Mr. Jiang received his junior college degree in law from Dalian Naval Academy in 2001.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts, such as a criminal conviction or guilty plea to a felony or to an act of fraud, misappropriation or embezzlement, willful misconduct or gross negligence to our detriment, or a material failure to perform his or her duties. We may also terminate a senior executive officer’s employment without cause by giving a two-month notice. A senior executive officer is entitled to severance payments and benefits if his or her employment agreement is terminated without cause or due to a change of control event involving our company. A senior executive officer may terminate his or her employment at any time by giving one month’s notice if a material reduction in the officer’s responsibilities or annual salary occurs.

Each senior executive officer has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment. If an officer breaches the above contractual obligations in relation with confidentiality and intellectual property, we are entitled to seek legal remedies.

Each officer has also agreed to refrain from competing with us, directly or indirectly, for one year after his or her termination of employment.

Board of Directors

Our board of directors currently consists of four directors. One additional independent director will join the board upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director who is interested in a contract must declare the nature of his or her interest at a meeting of the board of directors. Maples and Calder, our Cayman Islands counsel, advises us that there are no set procedures under Cayman Islands law on how a director should make such a disclosure, and the manner and extent of the detail in which a director is required to disclose his or her interests will depend on the circumstances surrounding the particular contract being considered, including, inter alia, how the director’s interest would or may affect the director in fulfilling his duties to us. In making such a disclosure, the director must act in good faith and must provide all material information to the other members of the board of directors. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Under the shareholders agreement and our memorandum and articles of association currently in effect, the holders of a majority of our common shares have the right to appoint two directors of the board, and the holders of a majority of our outstanding series A and series C preferred shares each have the right to appoint one director. Such shareholders’ right to appoint directors will automatically terminate upon the completion of this offering. Among our four existing directors, Ms. Peggy Yu Yu and Mr. Guoqing Li were appointed by the holders of a majority of our common shares, Ms. Ruby Rong Lu was appointed by the holders of a majority of our series C preferred shares and Mr. Ke Zhang was appointed by our board of directors. Mr. Xiaolong Li, our new independent director, has been appointed by the holders of a majority of our series A preferred shares.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of Mr. Ke Zhang, Mr. Xiaolong Li and Ms. Peggy Yu Yu, and will be chaired by Mr. Ke Zhang. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Ke Zhang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee.  Our compensation committee will consist of Ms. Ruby Rong Lu, Mr. Ke Zhang and Mr. Xiaolong Li, and will be chaired by Ms. Ruby Rong Lu. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee will consist of Mr. Guoqing Li, Mr. Ke Zhang and Mr. Xiaolong Li, and will be chaired by Mr. Guoqing Li. Mr. Ke Zhang and Mr. Xiaolong Li satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Neither we nor our subsidiaries or affiliated entities have entered into any service contracts with our directors which provided for benefits upon termination of their services. For share incentive grants to our officers and directors, see “— Share Incentive Plans.”

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2004 plan and the 2010 plan. The purpose of these two share incentive plans is to motivate, retain and attract certain officers, employees, directors and other eligible persons by linking their personal interests with the success of our business and with those of our shareholders.

The 2010 Plan

Under the 2010 plan, the maximum number of shares in respect of which options, restricted shares, or restricted share units may be granted is 10,362,270 shares. As of the date of this prospectus, no awards have been granted under the 2010 plan.

The following paragraphs summarize the terms of the 2010 plan.

Types of Awards.  The following briefly describe the principal features of the various awards that may be granted under the 2010 plan.

•	Options. Options provide for the right to purchase a specified number of our Class A common shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our Class A common shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting consequences, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our Class A common shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then subject to the discretion of the plan administrator, we shall pay the holder in the form of cash or unrestricted Class A common shares or a combination of both after the last day of the restriction period as specified in the award agreement.

Plan Administration.  The plan administrator is our board or a committee of one or more members of our board.

Award Agreement.  Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price.  The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.  We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards.  The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions.  Awards for options, restricted shares or restricted share units may not be transferred in any manner by the award holder and may be exercised only by such holders, subject to limited exceptions. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of Employment or Service.  In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment or service if the award recipient does not exercise the options during this period. Any restricted shares and restricted share units that are at the time of termination subject to restrictions will generally be forfeited and automatically transferred to and reacquired by us at no cost to us.

Termination and Amendment of the Plan.  Unless terminated earlier, the 2010 plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The 2004 Plan

Under the 2004 plan, the maximum number of shares in respect of which options, restricted shares, or unrestricted shares may be granted is 53,286,540. As of the date of this prospectus, a total of options to purchase an aggregate number of 32,843,600 Class A common shares have been granted and are outstanding. Upon effectiveness of the 2010 plan, no options or other incentive shares may be granted under the 2004 plan.

The following paragraphs summarize the terms of the 2004 plan.

Types of Awards.  The following briefly describe the principal features of the various awards that may be granted under the 2004 plan.

•	Option awards. Options provide for the right to purchase a specified number of our common shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. Subject to the discretion of the plan administrator, the option exercise price may be paid, in cash, in our Class A common shares which have been held by the option holder for at least six months, by a reduction in the number of common shares otherwise deliverable pursuant to the options, through a cashless exercise, by a promissory note or by any combination of the foregoing.

•	Share awards. Two types of share awards are available under the 2004 plan, restricted share awards and unrestricted share awards. A restricted share award is the grant of our Class A common shares which are subject to certain restrictions and may be repurchased by us upon termination of employment or service before vesting. Unless otherwise determined by our plan administrator, holders of restricted shares shall be entitled to cash dividend and voting rights associated with being our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

Plan Administration.  The plan administrator is our board of directors, or one or more committees designated by our board of directors or another committee (within its designated authority). The plan administrator will determine the provisions and terms and conditions of each grant.

Award Agreement.  Options, restricted shares, or unrestricted shares granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price.  The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted by the administrator for the benefit of any eligible person.

Eligibility.  We may grant awards to our directors, officers, employees, consultants and advisers or those of any related entities.

Term of the Awards.  The term of each option grant, restricted share award and unrestricted share award shall not exceed 10 years from the date of the grant.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule or conditions, which is set forth in the award agreement.

Transfer Restrictions.  Awards for options, restricted shares or unrestricted shares may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. Restricted shares may be subject to transfer restrictions as set forth in the award agreement during the period of restriction.

Termination of Employment or Service.  In the event that an award recipient ceases employment with us or ceases to provide services to us, any unvested options will automatically terminate and any vested options will generally terminate after a period of time following the termination of employment if the award recipient does not exercise the options during this period and any restricted shares that are at the time subject to restrictions will generally be repurchased by us for a price at the lower of fair market value at the time of termination or original purchase price without interest.

Termination and Amendment of the Plan.  Unless terminated earlier, the 2004 plan will terminate automatically in 2014. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this prospectus, the outstanding options that our executive officers and directors beneficially own under our share incentive plans.

	Class A
	Common shares	Exercise
	Underlying Options	Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration

Peggy Yu Yu	924,530	0.065	December 20, 2004	December 20, 2014
	1,386,790	0.183	December 20, 2004	December 20, 2014
	800,000	1.20	June 30, 2010	June 30, 2020
Guoqing Li	1,386,920	0.065	December 20, 2004	December 20, 2014
	3,557,530	0.183	December 20, 2004	December 20, 2014
	2,400,000	1.20	June 30, 2010	June 30, 2020
Roger Huang	*	0.822	March 31, 2010	March 31, 2020
Hubert Shio-Hsien Tai	200,000	0.466	January 8, 2007	December 31, 2016
	1,000,000	0.466	March 20, 2008	December 31, 2017
	400,000	0.822	May 21, 2008	December 31, 2018
Conor Chia-hung Yang	*	0.822	March 31, 2010	March 31, 2020
Danqian Yao	*	0.065	December 20, 2004	December 20, 2014
	*	0.183	December 20, 2004	December 20, 2014
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Shengqing Jiang	*	0.822	February 12, 2009	December 31, 2018
	*	0.822	May 21, 2009	December 31, 2018
	*	0.822	December 31, 2009	December 31, 2019
Total	17,123,270

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 5,067,500 Class A common shares.

As of the date of this prospectus, other individuals as a group held options to purchase 15,620,330 Class A common shares of our company, with exercise prices ranging from US$0.065 to US$1.20 per Class A common share.

PRINCIPAL AND SELLING SHAREHOLDERS

The following tables set forth information concerning the beneficial ownership of our common shares by different classes as of the date of this prospectus, assuming conversion of all of our series A, series B, and series C convertible preferred shares into Class B common shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our common shares; and

•	each selling shareholder.

The calculations in the tables below assume that there are 323,554,210 common shares outstanding as of the date of this prospectus, including 313,494,210 Class B common shares and 10,060,000 Class A common shares, and 389,554,210 common shares outstanding immediately after the completion of this offering, including 297,870,870 Class B common shares and 91,683,340 Class A common shares, and that the underwriters do not exercise their over-allotment option.

Class A Common Shares

As of the date of this prospectus, we have 10,060,000 Class A common shares outstanding which are beneficially owned by seven shareholders, including three of our executive officers. In addition, we have granted options to purchase a total of 32,843,600 Class A common shares to our directors, executive officers and other employees and will offer 66,000,000 Class A common shares in this offering, assuming the underwriters do not exercise their over-allotment option.

Class B Common Shares

As of the date of this prospectus, we assume that we have 313,494,210 Class B common shares outstanding, including 137,549,950 Class B common shares issuable upon conversion of all outstanding series A, B and C convertible preferred shares at the conversion rate of one preferred share to one Class B common share.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this prospectus, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Total
Voting
	Class A		Class B				Class A		Class B		Power
	Common Shares		Common Shares		Class A		Common Shares		Common Shares		After
	Beneficially Owned Prior		Beneficially Owned Prior		Common Shares		Beneficially		Beneficially		This
	to This Offering		to This Offering		Being Sold in This Offering		Owned After This Offering		Owned After This Offering		Offering
	Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)	Number	%(5)	%(6)

Directors and Executive Officers:**
Peggy Yu Yu	3,135,840(7)	11.2	15,270,000(8)	4.9	—		3,135,840	3.3	15,270,000	5.1	5.1
Guoqing Li	13,755,770(9)	44.9	118,876,660(10)	37.9	6,500,000	7.6	7,255,770	14.2	118,876,660	39.9	39.0
Ruby Rong Lu	—		27,371,400(11)	8.7	—		—		27,371,400	9.2	8.9
Ke Zhang(12)	—		—		—		—		—		—
Xiaolong Li(13)	—		—		—		—		—		—
Roger Huang	—		—		—		—		—		—
Hubert Shio-Hsien Tai	3,660,000(14)	13.6	—		—		3,660,000	3.9	—		—
Conor Chia-hung Yang	—		—		—		—		—		—
Danqian Yao	*	*	—		—		*	*	—		—
Shengqing Jiang	*	*	—		—		*	*	—		—
All directors and executive officers as a group	21,419,110	61.1	161,518,060	51.5	6,500,000	7.6	14,919,110	14.8	161,518,060	54.2	53.0

											Total
											Voting
	Class A		Class B				Class A		Class B		Power
	Common Shares		Common Shares		Class A		Common Shares		Common Shares		After
	Beneficially Owned Prior		Beneficially Owned Prior		Common Shares		Beneficially		Beneficially		This
	to This Offering		to This Offering		Being Sold in This Offering		Owned After This Offering		Owned After This Offering		Offering
	Number	%(1)	Number	%(2)	Number	%(3)	Number	%(4)	Number	%(5)	%(6)

Principal and Selling Shareholders:
Science & Culture International Limited	—		97,000,000(15)	30.9	—		—		97,000,000	32.6	31.7
Kewen Holding Co. Limited(16)	6,500,000(17)	25.3	21,876,660	7.0	6,500,000	7.6	—		21,876,660	7.3	7.1
Tiger Global Private Investment Partners, L.P. and affiliate†	—		75,000,000(18)	23.9	—		—		75,000,000	25.2	24.5
DCM IV, L.P. and affiliate†	—		27,371,400(19)	8.7	—		—		27,371,400	9.2	8.9
IDG Technology Venture Investment, Inc.†	—		21,428,570(20)	6.8	—		—		21,428,570	7.2	7.0
LCHG (Asia) Partners, LLC and affiliate†	12,500,000(21)	48.7	—		12,500,000	14.7	—		—		—
AGI-GTA-No. 1 Investment Partnership(22)†	—		10,948,560	3.5	—		—		10,948,560	3.7	3.6
China Enterprise Investments No. 4 Limited(23)†	—		14,285,710	4.6	—		—		14,285,710	4.8	4.7

Notes:

*	Less than 1% of our outstanding share capital.

**	Except for Ms. Ruby Rong Lu, Mr. Xiaolong Li and Mr. Ke Zhang, the business address of our directors and executive officers is c/o 4/F, Tower C, The 5th Square, No. 7 Chaoyangmen North Avenue, Dongcheng District, Beijing 100010, People’s Republic of China.

†	These shareholders have granted the underwriters an over-allotment option to purchase an aggregate of 11,250,000 Class A common shares from them. These shareholders will convert part of their Class B common shares into Class A common shares and sell these shares if the underwriters exercise the over-allotment option in full.

(1)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including Class A common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by the sum of 25,683,340, being the sum of the total number of Class A common shares outstanding as of the date of this prospectus and the total number of Class A common shares to be converted and sold by all selling shareholders immediately prior to this offering, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by 313,494,210, being the sum of the total number of Class B common shares outstanding as of the date of this prospectus including the number of Class B common shares issuable upon conversion of all outstanding series A, B and C convertible preferred shares at the conversion rate of one preferred share to one Class B common share.

(3)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares to be converted and sold by the selling shareholder at the time of this offering, by the sum of 85,000,000, being the total number of Class A common shares to be sold by us and the selling shareholders in this offering, assuming the underwriters do not exercise their over-allotment option.

(4)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A common shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by 91,683,340, being the sum of the total number of Class A common shares outstanding immediately after the closing of this offering, and the number of Class A common shares underlying share options held by such person or group that are exercisable within 60 days of the date of this prospectus.

(5)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class B common shares beneficially owned by such person or group, including Class B common shares that such person or group has the right to acquire within 60 days of the date of this prospectus, by 297,870,870, being the sum of the total number of Class B common shares outstanding immediately after the closing of this offering.

(6)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B common shares held by such person or group with respect to all outstanding shares of our Class A and Class B common shares as a single class. Each holder of Class A common shares is entitled to one vote per Class A common share. Each holder of our Class B common shares is entitled to ten votes per Class B common share. Our Class B common shares are convertible at any time by the holder into Class A common shares on a share-for-share basis.

(7)	Represents 3,135,840 Class A common shares held by Ms. Yu.

(8)	Represents 13,000,000 Class B common shares and 2,270,000 Class B common shares held by individual shareholders who authorize Ms. Yu to vote these shares on their behalf under power of attorney. These individual shareholders are employees or former employees of our company.

(9)	Represents 3,376,660 Class A common shares beneficially owned by Mr. Li through Kewen Holding Co. Limited, 3,123,340 Class A common shares that Kewen Holding Co. Limited elects to convert from the Class B common shares that it holds immediately prior to the completion of this offering and 7,255,770 Class A common shares issuable upon exercise of options within 60 days of the date of this prospectus.

(10)	Represents 21,876,660 Class B common shares held by Mr. Li through Kewen Holding Co. Limited and 95,571,430 Class B common shares held by Science & Culture International Limited and 1,428,570 Class B common shares issuable upon conversion of the same number of series A convertible preferred shares held by Science & Culture International Limited. Mr. Li is the sole director and shareholder of Kewen Holding Co. Limited, which holds 60% of the shares in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein.

(11)	Represents 26,692,580 Class B common shares issuable upon conversion of the same number of series C convertible preferred shares held by DCM IV, L.P. and 678,820 Class B common shares issuable upon conversion of the same number of series C convertible preferred shares held by DCM Affiliates Fund IV, L.P. Ms. Lu is a director of our company appointed by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. She disclaims beneficial ownership with respect to the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of her pecuniary interest therein. The business address for Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(12)	The business address for Mr. Zhang is c/o 9th Floor, Fu Hua Mansion, 8 Chaoyangmen North Avenue, Dongcheng District, Beijing 100027, China.

(13)	The business address for Mr. Li is 16/F, Jianda Building, 14 Dongtucheng Road, Chaoyang District, Beijing, China.

(14)	Represents 2,510,000 Class A common shares and 1,150,000 Class A common shares issuable upon exercise of options within 60 days of the date of this prospectus.

(15)	Represents 95,571,430 Class B common share and 1,428,570 Class B common shares issuable upon conversion of the same number of series A convertible preferred shares held by Science & Culture International Limited, a limited liability company incorporated in the British Virgin Islands. Mr. Guoqing

Li is the sole director of Kewen Holding Co. Limited, which holds majority interests in Science & Culture International Limited. Mr. Li disclaims beneficial ownership with respect to the shares held by Science & Culture International Limited except to the extent of his pecuniary interest therein. The business address of Science & Culture International Limited is offices of Offshore Incorporation Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16)	Kewen Holding Co. Limited is indirectly wholly owned by a family trust set up by Guoqing Li as a settlor. The business address of Kewen Holding Co. Limited is Offshore Incorporations Limited of P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(17)	Represents 3,376,660 Class A common shares held by Kewen Holding Co. Limited and 3,123,340 Class A common shares that Kewen Holding Co. Limited elects to convert from the Class B common shares held by Kewen Holding Co. Limited prior to the completion of this offering.

(18)	Represents 30,892,120 Class B common shares and 43,836,610 Class B common shares issuable upon conversion of the same number of series B convertible preferred shares held by Tiger Global Private Investment Partners, L.P. and 112,140 Class B common shares and 159,130 Class B common shares issuable upon conversion of the same number of series B convertible preferred shares held by Tiger Technology II, L.P. Both Tiger Global Private Investment Partners, L.P. and Tiger Technology II, L.P. are ultimately controlled by Mr. Charles P. Coleman III. The business address of these two entities is c/o Tiger Global Management, L.L.C., 101 Park Avenue 48th Floor, New York, NY 10178, the United States.

(19)	Represents 26,692,580 Class B common shares issuable upon conversion of the same number of series C convertible preferred shares held by DCM IV, L.P. and 678,820 Class B common shares issuable upon conversion of the same number of series C convertible preferred shares held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Dixon R. Doll, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(20)	Represents 21,428,570 Class B common shares issuable upon conversion of the same number of series A convertible preferred shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., whose majority shareholder and controlling person is Patrick J. McGovern. Mr. McGovern disclaims beneficial ownership of shares held by IDG Technology Venture Investment, Inc., except to the extent of his pecuniary interest therein. The business address of IDG Technology Venture Investment, Inc. is One Exeter Plaza, Penthouse Suite, Boston, MA 02116, the United States.

(21)	Represents the number of Class A common shares that each of LCHG (Asia) Partners LLC and LCHG (Asia) S.A. (also known as Luxembourg Cambridge Holding Group (Asia) S.A.) elects to convert the Class B common shares that such entity currently holds or is issuable upon the automatic conversion of the preferred shares held by such entity immediately prior to the completion of this offering. All such converted Class A common shares will be sold in this offering. Specifically, the number of Class A common shares corresponds to 7,142,860 Class B common shares issuable upon conversion of the same number of series A convertible preferred shares held by LCHG (Asia) Partners, LLC and 5,357,140 Class B common shares held by LCHG (Asia) S.A. The sole voting and investment power over the shares held by LCHG (Asia) Partners, L.L.C. is exercised by James D. Jameson, the manager of LCHG (Asia) Partners, L.L.C. Mr. Jameson disclaims beneficial ownership of the shares held by LCHG (Asia) Partners, L.L.C., except to the extent of his pecuniary interest therein. The business address of (Asia) Partners, L.L.C. is 24 Dockside PMB 83, Key Largo, Florida 33039, United States. The sole voting and investment power over the shares held by LCHG (Asia) S.A. is exercised by James D. Jameson, Thomas Davidson and Rolf Ruhfus, the directors of LCHG (Asia) S.A. Each of the directors disclaims beneficial ownership of the shares held by LCHG (Asia) S.A., except to the extent of each person’s pecuniary interest therein. The business address of Luxembourg Cambridge Holding Group (Asia) S.A. is 19, Rue de Bitbourg, L-1273 Luxembourg.

(22)	Represents 10,948,560 Class B common shares issuable upon conversion of the same number of series C convertible preferred shares held by AGI-GTA-No. 1 Investment Partnership. The general partner of AGI-GTA-No.1 Investment Partnership is Fidel Partners Inc., whose ultimate voting and investment power is exercised by Yuji Kikuchi, the president and chief executive officer and the ultimate shareholder as well. The business address of AGI-GTA-No.1 Investment Partnership is 501-2-3-4 Fukasawa, Setagaya-Ku, Tokyo, Japan.

(23)	Represents 14,285,710 Class B common shares issuable upon conversion of the same number of series A convertible preferred shares held by China Enterprise Investments No. 4 Limited. China Enterprise Investments No. 4 Limited is ultimately owned and controlled by Ms. Fu Leyue. Ms. Fu Leyue disclaims beneficial ownership of shares held by China Enterprise Investments No. 4 Limited except to the extent of her pecuniary interest therein. The business address of China Enterprise Investments No. 4 Limited is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

As of the date of this prospectus, 10.2% of our outstanding common shares on an as-converted basis are held by five record holders in the United States, including four record holders holding 9.7% of our outstanding Class B common shares on an as-converted basis and one record holder holding 25.0% of our outstanding Class A common shares. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We will issue Class A common shares represented by our ADSs in this offering. All of our shareholders as of September 10, 2010 will hold our Class B common shares upon the closing of this offering and may choose to convert their Class B common shares into the same number of Class A common shares at any time. See “Description of Share Capital—Common Shares” for a more detailed description of our Class A common shares and Class B common shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our common shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements

Please see “Corporate History and Structure” for a description of the contractual arrangements among Dangdang Information, Dangdang Kewen and its shareholders.

Transactions with Our Directors and Executive Officers

In June 2007, our PRC subsidiary Dangdang Information entered into a loan agreement with Ms. Peggy Yu Yu, our co-founder and executive chairwoman of the board, and Mr. Guoqing Li, our co-founder, director and chief executive officer. Under the loan agreement, Ms. Yu and Mr. Li borrowed RMB2.4 million from us. The loan was fully repaid in 2009.

Transactions with Affiliates

We purchase certain media products from Beijing Kewen Cambridge Book Co., Ltd., or Kewen Cambridge. Kewen Cambridge is an entity indirectly controlled by family members of Mr. Guoqing Li. In 2007, 2008 and 2009 and in the nine months ended September 30, 2010, we purchased media products from Kewen Cambridge totaling RMB1.9 million, RMB1.8 million RMB4.3 million (US$0.6 million) and RMB3.6 million (US$0.5 million), respectively, which accounted for less than 1% of our cost of sales of media products during these periods.

In March 2006, our PRC subsidiary Dangdang Information entered into an operation agreement with Kewen Cambridge, pursuant to which we engaged Kewen Cambridge to distribute media products related to economics and management, and children on our dangdang.com website from January 1, 2006 to December 31, 2010, which automatically renews for subsequent three year terms. Pursuant to an amendment to the operation agreement, Beijing Kewen Guolue Information Technology Co., Ltd., or Kewen Guolue, assumed part of Kewen Cambridge’s responsibilities under the operation agreement during the contract years from 2007 to 2009, and was added as a party to the operation agreement. Kewen Guolue is an entity indirectly controlled by family members of Mr. Guoqing Li. Pursuant to the operation agreement and its amendments, we agreed to pay Kewen Cambridge and Kewen Guolue service fees equal to 3% of the revenues of the related media products sold on our website. We paid service fees totaling RMB4.3 million, RMB7.8 million, RMB5.1 million (US$0.7 million) and RMB2.8 million (US$0.4 million) to Kewen Cambridge in 2007, 2008 and 2009 and in the nine months ended September 30, 2010, respectively, and service fees of RMB8.2 million (US$1.2 million) and RMB4.4 million (US$0.7 million) to Kewen Guolue in 2009 and in the nine months ended September 30, 2010. In August 2010, we entered into an amendment to the operation agreement to modify the service scope of Kewen Cambridge and Kewen Guolue and to revise the service fees from a percentage of our relevant revenues to a fixed amount of RMB28.9 million plus remuneration of employees of these two entities for the period from January 1, 2010 to December 31, 2012. The amendment also provides that the operation agreement will terminate on December 31, 2012 and will not be renewed.

In January 2000, we entered into two separate advisory agreements with each of Tripod Enterprises Holding Limited and Kewen Holdings Co., Ltd., pursuant to which we engaged Tripod Enterprises and Kewen Holdings to provide certain advisory services in reviewing and revising financing documentation and assisting in our potential initial public offering. A direct family member of Ms. Peggy Yu Yu is the sole director and shareholder of Tripod Enterprises. Mr. Guoqing Li is the sole director and shareholder of Kewen Holdings. Under these two advisory agreements, we paid consulting fees of RMB1.5 million, RMB1.4 million and RMB1.4 million (US$0.2 million) to each of Tripod Enterprises and Kewen Holdings in 2007, 2008 and 2009, respectively. We did not pay such consulting fees in 2010 and terminated both advisory agreements in August 2010.

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentives

See “Management—Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital is divided into 862,450,050 common shares with a par value of US$0.0001 each, of which 548,955,840 common shares are designated as Class A common shares and 313,494,210 are designated as Class B common shares and 137,549,950 preferred shares with a par value of US$0.0001 each, of which 44,285,710 preferred shares are designated as series A convertible preferred shares, 43,995,740 preferred shares are designated as series B convertible preferred shares, and 49,268,500 preferred shares are designated as series C convertible preferred shares. As of the date of this prospectus, there are 175,944,260 Class B common shares, 44,285,710 series A convertible preferred shares, 43,995,740 series B convertible preferred shares, and 49,268,500 series C convertible preferred shares issued and outstanding. All preferred shares will be automatically converted into 137,549,950 Class B common shares upon the completion of this offering.

We plan to adopt new amended and restated memorandum and articles of association, which will become effective upon the completion of this offering. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares.

Common Shares

General.  Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. All of our outstanding common shares are fully paid. Certificates representing the common shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that we have funds lawfully available for such purpose and immediately after the payment, we will be able to satisfy our liabilities as they become due in the ordinary course of business.

Conversion.  Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time Ms. Peggy Yu Yu and Mr. Guoqing Li and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.

Voting Rights.  In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy. Shareholders may attend any shareholders’ meeting in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy. We currently do not allow shareholders to vote electronically.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors. Advance notice of at least seven calendar days is required for the convening of shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any authorized but unissued shares.

Transfer of Shares.  Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their common shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any calendar year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of common shares on a pro-rata basis, or otherwise as determined by the liquidator with the sanction of a special resolution of the shareholders.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Under the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may, before the issue of such shares, be determined by a special resolution, provided:

(a)	no share can be redeemed unless it is fully paid up;

(b)	no share can be redeemed such that there are no shares outstanding; and

(c)	no share can be redeemed after we have commenced liquidation.

The payment of the redemption price may be made out of profits, or, subject to us being able to pay our debts as they fall due in the ordinary course of business immediately after such payment, be made out of the share premium account or capital (including capital redemption reserve).

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Register of Members.  Under Cayman Islands law, we must keep a register of members and there shall be entered therein:

(a) the names and addresses of the members, and a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b) the date on which the name of any person was entered on the register as a member; and

(c) the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members shall be immediately updated to reflect the issue of shares by us to The Bank of New York Mellon as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the shares set against their name.

History of Securities Issuances

The following is a summary of our securities issuance during the past three years.

“DCM entities” refers to DCM IV, L.P. and DCM Affiliates Fund IV, L.P. “Walden International entities” refers to Pacven Walden Ventures V, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P., Pacven Walden Ventures V-QP Associates Fund, L.P. and WIIG-Nikko IT LLC.

In June 2006, we issued a total number of 40,419,170 series C convertible preferred shares to our series C shareholders, including DCM entities, AGI-GTA-No. 1 Investment Partnership, Walden International entities, Crimson Group, Inc. and Mr. Hiroshi Mikitani. In connection with the issuance of series C convertible preferred shares, we agreed to adjust the series C conversion price if our revenues and net income in 2006 did not reach certain pre-agreed thresholds. We did not meet the thresholds in 2006. Instead of adjusting the series C conversion price as previously agreed, our shareholders decided to issue an aggregate of additional 8,849,330 series C convertible preferred shares to our then existing series C shareholders at the consideration of US$0.0001 per share. As a result, in June 2010, we issued 4,916,310 series C convertible preferred shares to DCM entities, 1,966,520 series C convertible preferred shares to AGI-GTA-No. 1 Investment Partnership, 1,311,000 series C convertible preferred shares to Walden International entities, 327,750 series C convertible preferred shares to Crimson Group, Inc., and 327,750 series C convertible preferred shares to Mr. Hiroshi Mikitani. Upon issuance of the additional series C convertible preferred shares, the shareholding of series C shareholders as a percentage of our total share capital on a fully-diluted basis increased by approximately 2.4%.

In June 2010, we issued 300,000 common shares to three individuals in consideration of their past services to us. Such common shares were re-designated as Class B common shares in September 2010.

In addition, we have granted options to purchase our Class A common shares to certain of our directors, executive officers, employees and consultants. As of the date of this prospectus, the aggregate number of our

Class A common shares underlying our outstanding options is 32,843,600. See “Management—Share Incentive Plans.” In October 2010, we issued 9,960,000 Class A common shares to six individuals, including three of our executive officers, upon their exercise of vested share options.

Shareholders Agreement

In connection with our issuance of series A, series B, and series C convertible preferred shares, we and all our shareholders entered into a second amended and restated shareholders agreement in June 2006.

Under the shareholders agreement and our fifth amended and restated memorandum and articles of association, our series A, series B, and series C convertible preferred shareholders are entitled to registration rights and certain preferential rights, including non-cumulative dividend rights, liquidation preference, veto rights on certain corporate matters, right of second refusal and co-sale right in the event that any of our founders, Ms. Peggy Yu Yu, Mr. Guoqing Li and Science & Culture International Limited, proposes to sell, pledge or otherwise transfer any of our shares and our company does not fully exercise its right of first refusal. In addition, the holders of a majority of our outstanding series A and series C preferred shares each have the right to appoint one director of our company. Except for the registration rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our second amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  At any time beginning six months after the effective date of the registration statement to which this prospectus is a part, upon a written request from the holders of at least 30% of the registrable securities held by our preferred shareholders, we shall file a registration statement on a form other than Form F-3 covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering, if the offering covers at least 35% of the then outstanding registrable securities or if the reasonable anticipated offering price to the public, net of selling expenses, would exceed US$10.0 million. Registrable securities include, among others, our common shares not previously sold to the public and common shares issued or issuable upon conversion of the preferred shares.

However, we are not obligated to proceed with a demand registration if we have already effected two demand registrations or we have, within any twelve months period, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights.  When we are eligible for registration on Form F-3, upon a written request from our the holders of at least 30% of the registrable securities held by our preferred shareholders, we shall file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we have already effected two registrations on Form F-3 in any 12-month period, or the dollar amount of securities to be sold is of an aggregate price to the public of less than US$1.0 million. We have the right to defer filing of a registration statement on Form F-3 for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us or a requesting holder had an opportunity to participate in any registration effected within six months of the request, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our common shares on a form that would be suitable only for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration.  We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

Termination of Obligations.  We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the completion of this offering, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

Exempted Company

We are an exempted company with limited liability under the Companies Law. Under the Companies Law, the liability of the members of a “limited liability” company formed under the Companies Law may be limited to the amount, if any, unpaid on the shares respectively held by them, provided that the memorandum of association contains a declaration that the liability of its members is so limited. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and (e) an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Differences in Corporate Law

The Companies Law is modeled after companies legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of all significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court)

if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Meetings.  As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors.  Under the Delaware General Corporation Law, or the DGCL, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (i) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (iii) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Consent.  Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Cayman Islands law and our post-offering articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  The DGCL does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our memorandum and articles of association provide shareholders any right to bring business before a meeting or requisition a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.  Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors can be removed by a special resolution of shareholders.

Transactions with Interested Shareholders.  The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among others, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Because no comparable statute exists under Cayman Islands law, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents.  Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our memorandum and articles of association may be amended with a special resolution.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons in connection with actions, suits or proceedings to which they are party or are threatened to be made a party by reason of their acting as our directors, officers, employees or agents. To be entitled to indemnification, these persons must have acted in good faith and in the best interest and not contrary to the interest of our company, and must not have acted in a manner willfully or grossly negligent and, with respect to any criminal action, they must have had no reasonable cause to believe their conduct was unlawful.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent five Class A common shares (or a right to receive five Class A common shares) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The depositary’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A common shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You ay also find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the Class A common shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on Class A common shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class A common shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation” for more details.  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any Class A common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Class A common shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class A common shares. The depositary may sell a portion of the distributed Class A common shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional Class A common shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the Class A common shares on your behalf. The depositary will then deposit the Class A common shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by Class A common shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary would continue to hold any property received in respect of deposited shares that is not distributed as deposited securities under the deposit agreement, in its account with the custodian or in another place it determines, for the benefit of ADS holders until that property can be distributed to ADS holders or otherwise disposed of for their benefit. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Class A common shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit Class A common shares or evidence of rights to receive Class A common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A common shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary to vote the number of deposited Class A common shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the next sentence. If we ask for your instructions but the depositary does not receive your instructions by the cutoff date it sets, the depositary will give us a discretionary proxy to vote the Class A common shares underlying your ADSs as to all matters at the shareholders’ meeting unless:

•	we instructed the depositary we do not wish to receive a discretionary proxy;

•	we informed the depositary that there is substantial opposition to the particular matter; or

•	the particular matter would have a material adverse impact on shareholders.

If we ask for your voting instructions, we will give the depositary notice of the meeting and details of the matters to be voted upon at least 30 days prior to the meeting date.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing Class A common
shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A common shares and the Class A common shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of Class A common shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A common shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or Class A common share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A common shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•   Change the nominal or par value of our Class A common shares

•   Reclassify, split up or consolidate any of the deposited securities

•   Distribute securities on the Class A common shares that are not distributed to you

•   Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver Class A common shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability to ADS holders

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of Class A common shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A common shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, which consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Class A common Shares Underlying your ADRs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class A common shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class A common shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Class A common shares.

•	When you owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A common shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying Class A common shares. This is called a pre-release of the ADSs. The depositary may also deliver Class A common shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class A common shares are delivered to the depositary. The depositary may receive ADSs instead of Class A common shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the Class A common shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release generally to a number that represents not more than 30% of the shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement shall not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 85,000,000 outstanding Class A common shares represented by 17,000,000 ADSs, representing approximately 21.8% of our outstanding common shares, assuming no exercise of the over-allotment option granted to the underwriters. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be listed on the New York Stock Exchange, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers, our existing shareholders and certain of our option holders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our common shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our common shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. Furthermore, all of our directors, executive officers, existing shareholders, and holders of the options to purchase our Class A common shares are restricted by our agreement with the depositary from depositing common shares in our ADS program or having new ADSs issued during the same period. After the expiration of the 180-day period, the common shares or ADSs held by our directors, executive officers and existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

All of our common shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately 3,895,542 common shares immediately after this offering; or

•	the average weekly trading volume of our common shares in the form of ADSs or otherwise, on the New York Stock Exchange, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our common shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such common shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A common shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A common shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce and Finance Law Offices, our PRC counsel and, to the extent that it sets forth specific legal conclusions under United States federal income tax law, except as otherwise provided, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation in April 2009 clarified that dividends and other income paid by such “resident enterprises” will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. Under the PRC implementation regulations to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the recent circular mentioned above specifies that certain PRC-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although substantially all of our operations and management are currently based in the PRC, given that our Cayman holding company is incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would treat our Cayman holding company as a PRC resident enterprise for PRC enterprise income tax purposes. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of an overseas company controlled by PRC individuals, as in our case, under the applicable PRC laws and regulations. As a result, neither we nor our PRC counsel can be certain as to whether we will be classified as a PRC resident enterprise. If the PRC tax authorities determine that Dangdang Holding, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of

ADSs or Class A common shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes.

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A common shares by a U.S. Holder (as defined below) that will hold ADSs or Class A common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any state or local tax considerations. This summary, moreover, does not address the United States federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership our ADSs or Class A common shares and, except for the cross-references below to PRC tax law and potential PRC taxes, does not discuss any non-United States tax considerations. Each U.S. Holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or Class A common shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or Class A common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or Class A common shares, the U.S. Holder is urged to consult its tax advisors regarding an investment in our ADSs or Class A common shares.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. U.S. Holders should be aware, however, that the U.S. Treasury has expressed concerns that parties to whom American depositary shares are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rent annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. In addition, cash is categorized as a passive asset and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Dangdang Kewen as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of Dangdang Kewen but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated, U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Dangdang Kewen for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Accordingly, assuming that we are the owner of Dangdang Kewen for United States federal income tax purposes, we believe that we primarily operate an active online retailing business in China and do not expect to be a PFIC for the current taxable year. Our expectation is based on assumptions as to our projections of the value of our ADSs and outstanding Class A common shares during the year and our use of the proceeds of the initial public offering of our ADSs and of the other cash that we will hold and generate in the ordinary course of our business throughout the current taxable year. Despite our expectation, there can be no assurance that we will not be a PFIC for the current taxable year and/or later taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if we do not spend sufficient amounts of the proceeds of the initial public offering of our ADSs, if our market capitalization at any time in the future is lower than projected, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, though we believe that a majority of our assets (by value) and the income derived from such assets do not constitute passive assets and income under the PFIC rules, there is no assurance that the United States Internal Revenue Service will agree with us. As they are inherently factual matters, our special United States counsel expresses no opinion with respect to our expectations contained in this paragraph.

Furthermore, because there are uncertainties in the application of the relevant rules as described above, it is possible that the Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or Class A common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or Class A common shares. In connection with filing an annual report with the U.S. Securities and Exchange Commission, we expect to disclose to our shareholders whether or not we expect to be a PFIC for the relevant year.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Common Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, a non-corporate recipient of dividend income will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates applicable to ordinary income provided that certain holding period requirements are met (61 days of ownership without risk of loss reduction during the 121-day period beginning 60 days before the ex-dividend date).

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The U.S. Treasury Department has determined that the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with respect to Taxes on Income, or the U.S.-PRC Tax Treaty, meets the requirements described above. We believe that we would be a qualified foreign corporation for United States federal income tax purposes because the ADSs are expected to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States. Furthermore, we believe that we will qualify for the benefits under the U.S.-PRC Tax Treaty and that we are not currently and are not likely to become in the near future, a PFIC. However, the eligibility requirements for foreign corporations are technical and uncertain and therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances. In the event that we are deemed to be a PRC “resident enterprise” under PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC Tax Treaty. See “Taxation—Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our common shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A common shares. U.S. Holders are urged to consult their tax advisors regarding the availability under the U.S.-PRC Tax Treaty of a reduced withholding tax rate on dividends in their particular circumstances. Dividends received on the ADSs or Class A common shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s particular facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize capital gain or loss upon the sale or other disposition of ADSs or Class A common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A common shares. Any capital gain or loss will be long-term if the ADSs or Class A common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A common shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A common shares. Under the PFIC rules the:

•	excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A common shares;

•	amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A common shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our Class A common shares, provided that the ADSs are, as expected, listed on the New York Stock Exchange and that the ADSs are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder will continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Under the U.S. Tax Code, if it were available, a qualified electing fund election, or a “QEF election,” could also ameliorate certain of the tax consequences referred to above. Pursuant to a QEF election with respect to ADSs or common shares and any subsidiary of the company that is treated as PFIC, an electing U.S. Holder would report for United States federal income tax purposes the U.S. Holder’s pro rata share of each PFIC’s ordinary earnings and net capital gain, if any, for each taxable year for which it is a PFIC that ends with or within his or her taxable year, regardless of whether or not the U.S. Holder’s received any distributions on their ADSs or common shares. However, because we do not expect to make available the information necessary for U.S. Holders to report income and gain in a manner consistent with the requirements for the QEF election, U.S. Holders will not be able to make a valid QEF election with respect to us or our subsidiaries.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, U.S. Holders are urged to consult their tax advisors regarding any reporting requirements that may apply to them. In the case of a U.S. Holder who has held ADSs or Class A common shares during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs or Class A common shares (or any portion thereof), and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or Class A common shares, if such ADSs or Class A common shares are not held on his or her behalf by a U.S. financial institution. For example, the new law requires an individual U.S. Holder to file an attachment to his or her tax return reporting interests in specified foreign financial assets (including stock of a non-U.S. company) when the aggregate value of such interests exceed $50,000 during any taxable year. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so. U.S. Holders are urged to consult their tax advisors regarding their tax filing requirements with respect to an investment in our common shares or ADSs.

In addition, dividend payments with respect to the ADSs or Class A common shares and proceeds from the sale, exchange or redemption of the ADSs or Class A common shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, the number of ADSs indicated in the table below.

Number
Underwriter	of ADSs

Credit Suisse Securities (USA) LLC
Morgan Stanley & Co. International plc
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Cowen and Company, LLC
Total	17,000,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$      per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 300,000 additional ADSs from us and 2,250,000 ADSs from certain selling shareholders at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

If the underwriters’ option is exercised in full, the total price to the public of all the ADSs sold would be US$      million, the total underwriting discounts and commissions would be US$      million or     % of the total offering amount, the net proceeds to us would be US$      million (after deducting the estimated offering expenses payable by us), and the net proceeds to the selling shareholders would be US$      million. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
Underwriting Discounts and Commissions		Full		Full
to Be Paid by	No Exercise	Exercise	No Exercise	Exercise

E-Commerce China Dangdang Inc.	US$	US$	US$	US$
Selling shareholders	US$	US$	US$	US$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately US$3.2 million. Expenses include the SEC and the Financial Industry Regulatory

Authority, or FINRA, filing fees, the New York Stock Exchange listing fee, and printing, legal, accounting and miscellaneous expenses. The underwriters will reimburse a portion of our expenses.

The underwriters have informed us and the selling shareholders that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Morgan Stanley & Co. International plc will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. Incorporated.

We have applied to have our ADSs listed on the New York Stock Exchange under the symbol “DANG.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for such common shares or ADSs or enter into a transaction which would have the same effect;

•	enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any common shares, ADSs or any securities convertible into or exercisable or exchangeable for common shares or ADSs; or

•	publicly disclose the intention to make any offer, sale, pledge, disposition or filing,

whether any such transaction described above is to be settled by delivery of common shares, ADSs, or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of Class A common shares or ADSs to the underwriters in this offering;

•	the issuance of Class A common shares or the grant of options to purchase Class A common shares under our share incentive plans; and

•	the issuance by us of Class A common shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of the selling shareholders, our directors and executive officers, our existing shareholders and certain of our option holders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common shares or ADSs or any securities convertible into or exercisable or exchangeable for such common shares or ADSs, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common shares or ADSs, whether any of these transaction is to be settled by delivery of common shares or ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement.

The restrictions described in the preceding paragraph do not apply to:

•	transactions relating to Class A common shares, ADSs or other securities acquired in open market transactions after the closing of this offering of the ADSs; and

•	certain other transfers of common shares or ADSs, including to immediate family members, trusts, partners, members or controlled affiliates.

In addition, each of the selling shareholders, our directors and executive officers, our existing shareholders and certain of our option holders has agreed that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any common shares or ADSs or any security convertible into or exercisable or exchangeable for common shares or ADSs.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period;

in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our selling shareholders, directors, executive officers, our existing shareholders and certain of our option holders, such extension is waived by the representatives on behalf of the underwriters. Furthermore, all of our directors, executive officers, existing shareholders, and holders of the options to purchase our Class A common shares are restricted by our agreement with the depositary from depositing common shares in our ADS program or having new ADSs issued during the same period.

In order to facilitate this offering of ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position in our ADSs for their own account. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make internet distributions on the same basis as other allocations.

From time to time, certain of the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, for which they have received or will receive customary fees and commissions.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,020,000 of the ADSs being offered in this prospectus for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Piper Jaffray & Co. through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010-3629, United States. The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom.

Pricing of the Offering

Prior to this offering, there has been no public market for our common shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price are the future prospects of our company and our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material relating to the ADSs may be distributed or published, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

Australia.  This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to containing the prior consent of the underwriters for any such offer; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Japan.  The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.  The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32 of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance.

Singapore.  This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

United Kingdom.  An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the ADSs must be complied with in, from or otherwise involving the United Kingdom.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee and the New York Stock Exchange listing fee, all amounts are estimates. A portion of the expenses will be reimbursed by the underwriters.

SEC registration fee	US$	18,121
New York Stock Exchange listing fee		125,000
FINRA filing fee		25,915
Printing expenses		250,000
Legal fees and expenses		1,300,000
Accounting fees and expenses		1,000,000
Miscellaneous		500,000

Total	US$	3,219,036

The selling shareholders will bear their respective legal expenses relating to this offering.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the Class A common shares represented by the ADSs offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Jun He Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of E-Commerce China Dangdang Inc. as of December 31, 2008 and 2009, and for each of the three years ended December 31, 2009 appearing in this prospectus and Registration Statement have been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The offices of Ernst & Young Hua Ming are located at 16/F, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, 100738, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits under the Securities Act with respect to underlying Class A common shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon effectiveness of the registration statement to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. For the fiscal year ending December 31, 2010, our annual report on Form 20-F will be due within six months following the end of that year. For the fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within four months after the end of each fiscal year. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our Class A common shares. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the internet at the SEC’s website at www.sec.gov.

E-COMMERCE CHINA DANGDANG INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
E-Commerce China Dangdang Inc.:

We have audited the accompanying consolidated balance sheets of E-Commerce China Dangdang Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, cash flows and changes in shareholders’ deficit for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of E-Commerce China Dangdang Inc. at December 31, 2008 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young Hua Ming

Beijing, People’s Republic of China

November 17, 2010

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		December 31,
	Notes	2008	2009
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		66,509	75,759	11,323
Held-to-maturity investments	3	50,000	90,000	13,452
Inventories	4	300,813	540,744	80,823
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2008 and 2009, respectively)		8,025	11,764	1,758
Prepaid expenses and other current assets	5	17,489	51,963	7,767
Amounts due from related parties	10	4,013	3,130	468

Total current assets		446,849	773,360	115,591

Fixed assets, net	6	16,972	27,058	4,045
Prepaid expenses		—	487	73

TOTAL ASSETS		463,821	800,905	119,709

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable		372,253	618,062	92,379
Deferred revenue		15,759	38,519	5,757
Accrued expenses and other current liabilities	7	38,322	80,731	12,067
Amounts due to related parties	10	10,899	16,105	2,407

Total current liabilities		437,233	753,417	112,610

Total liabilities		437,233	753,417	112,610

Commitments and contingencies	12
Convertible preferred shares:
Series A convertible preferred shares (par value of US$0.0001 per share; 44,285,710 shares authorized as at December 31, 2008 and 2009; 44,285,710 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB42,375 and RMB42,321 (US$6,200), respectively)	13	51,314	51,314	7,670
Series B convertible preferred shares (par value of US$0.0001 per share; 43,995,740 shares authorized at December 31, 2008 and 2009; 43,995,740 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB51,259 and RMB51,194 (US$7,500), respectively)	13	57,001	57,001	8,520
Series C convertible preferred shares (par value of US$0.0001 per share; 40,419,170 shares authorized at December 31, 2008 and 2009; 40,419,170 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB184,534 and RMB184,361 (US$27,009), respectively)	13	209,716	209,716	31,345
Shareholders’ (deficit) equity:
Common shares (par value of US$0.0001 per share at December 31, 2008 and 2009; 500,000,000 shares authorized at December 31, 2008 and 2009; 175,644,260 shares issued and outstanding at December 31, 2008 and 2009)		151	151	23
Additional paid-in capital		119,005	123,002	18,385
Accumulated other comprehensive loss		(13,116)	(13,129)	(1,962)
Accumulated deficit		(397,483)	(380,567)	(56,882)

Total shareholders’ (deficit) equity		(291,443)	(270,543)	(40,436)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT		463,821	800,905	119,709

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		Year Ended December 31,
	Notes	2007	2008	2009
		RMB	RMB	RMB	US$

Net revenues
Product revenue	8	445,917	764,510	1,450,096	216,740
Other revenue		947	1,550	7,556	1,129

Total net revenues		446,864	766,060	1,457,652	217,869
Cost of revenues (including purchases from a related party amounting to RMB1,945, RMB1,757 and RMB4,280 (US$627) for the years ended December 31, 2007, 2008 and 2009, respectively)	10	(365,284)	(638,817)	(1,129,961)	(168,890)

Gross profit		81,580	127,243	327,691	48,979
Operating expenses:
Fulfillment (including service fees paid to related parties amounting to RMB4,261, RMB7,797 and RMB13,275 (US$1,945) for the years ended December 31, 2007, 2008 and 2009, respectively)	10	(85,802)	(120,837)	(201,270)	(30,083)
Marketing		(35,503)	(40,766)	(38,473)	(5,750)
Technology and content		(17,202)	(26,436)	(38,989)	(5,828)
General and administrative (including consulting fees paid to related parties amounting to RMB2,922, RMB2,734 and RMB2,732 (US$400) for the years ended December 31, 2007, 2008 and 2009, respectively)	10	(20,931)	(26,991)	(38,021)	(5,683)

(Loss) income from operations		(77,858)	(87,787)	10,938	1,635
Interest income		6,570	7,740	5,418	810
Other income (expenses), net		777	(1,710)	560	84

(Loss) income before income taxes		(70,511)	(81,757)	16,916	2,529
Income tax expense	9	—	—	—	—

Net (loss) income		(70,511)	(81,757)	16,916	2,529

Loss per share:
Basic	14	(0.40)	(0.47)	—	—
Diluted	14	(0.40)	(0.47)	—	—
Shares used in loss per share computation:
Basic	14	175,644,260	175,644,260	175,644,260	175,644,260
Diluted	14	175,644,260	175,644,260	175,644,260	175,644,260

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net (loss) income	(70,511)	(81,757)	16,916	2,529
Adjustments to reconcile net (loss) income to net cash from operating activities:
Doubtful accounts written off	473	—	—	—
Depreciation of fixed assets	4,614	8,057	12,742	1,904
Share-based compensation	3,640	2,363	3,997	597
Changes in operating assets and liabilities:
Increase in inventories	(76,361)	(131,196)	(239,931)	(35,861)
Increase in accounts receivable	(6,300)	(100)	(3,739)	(559)
Increase in prepaid expenses and other current assets	(4,367)	(1,621)	(34,474)	(5,153)
Decrease in due from related parties	872	1,906	883	132
Increase in other non-current assets	—	—	(487)	(73)
Increase in accounts payable	106,724	136,435	245,809	36,740
(Decrease) increase in deferred revenue	(77)	13,227	22,760	3,402
Increase in accrued expenses and other current liabilities	1,325	15,663	42,409	6,339
Increase (decrease) in amounts due to related parties	308	(394)	5,206	778

Net cash (used in) provided by operating activities	(39,660)	(37,417)	72,091	10,775

Cash flows from investing activities:
Purchases of fixed assets	(12,812)	(10,325)	(22,828)	(3,412)
Proceeds received from maturity of held-to-maturity investments	403,000	639,000	823,000	123,010
Purchases of held-to-maturity investments	(505,000)	(587,000)	(863,000)	(128,989)

Net cash (used in) provided by investing activities	(114,812)	41,675	(62,828)	(9,391)

Cash flows from financing activities:
Proceeds from amounts received in advance of stock options exercised	—	166	—	—

Net cash provided by financing activities	—	166	—	—

Effect of exchange rate changes on cash and cash equivalents	(1,616)	(1,446)	(13)	(2)

Net (decrease) increase in cash and cash equivalents	(156,088)	2,978	9,250	1,382
Cash and cash equivalents at beginning of the year	219,619	63,531	66,509	9,941

Cash and cash equivalents at end of the year	63,531	66,509	75,759	11,323

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares)

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Capital	Loss	Deficit	Deficit
		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2007	175,644,260	151	112,836	(10,054)	(245,215)	(142,282)
Comprehensive loss
Net loss	—	—	—	—	(70,511)	(70,511)
Foreign currency translation adjustment	—	—	—	(1,616)	—	(1,616)

Total comprehensive loss						(72,127)
Share-based compensation	—	—	3,640	—	—	3,640

Balance at December 31, 2007	175,644,260	151	116,476	(11,670)	(315,726)	(210,769)
Comprehensive loss
Net loss	—	—	—	—	(81,757)	(81,757)
Foreign currency translation adjustment	—	—	—	(1,446)	—	(1,446)

Total comprehensive loss						(83,203)
Amounts received in advance of stock options exercised	—	—	166	—	—	166
Share-based compensation	—	—	2,363	—	—	2,363

Balance at December 31, 2008	175,644,260	151	119,005	(13,116)	(397,483)	(291,443)
Comprehensive income
Net income	—	—	—	—	16,916	16,916
Foreign currency translation adjustment	—	—	—	(13)	—	(13)

Total comprehensive income						16,903
Share-based compensation	—	—	3,997	—	—	3,997

Balance at December 31, 2009	175,644,260	151	123,002	(13,129)	(380,567)	(270,543)

Balance at December 31, 2009 in US$		23	18,385	(1,962)	(56,882)	(40,436)

See accompanying notes to consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 1 —	ORGANIZATION AND BASIS OF PRESENTATION

E-Commerce China Dangdang Inc. (the “Company”) is a limited company incorporated on January 7, 2000 and domiciled in the Cayman Islands. The accompanying consolidated financial statements include the financial statements of the Company, its subsidiary and an affiliated PRC entity (“Affiliated PRC Entity”), an entity controlled through contractual arrangements.

The Company is principally engaged in the sales of books, audio-visual products, periodicals, consumer electronics and other general merchandise on the internet. The Company’s principal operations and geographic markets are in the People’s Republic of China (“PRC”).

Details of the Company’s subsidiary and its Affiliated PRC Entity as of December 31, 2009 are as follows:

Percentage of
	Date of	Place of	Ownership by
Company	Establishment	Establishment	the Company	Principal Activities

Beijing Dangdang Information Technology Co., Ltd. (“Dangdang Information”)	July 8, 1997	PRC	100%	Sales of books on the internet
Beijing Dangdang Kewen E-Commerce Co., Ltd. (“Dangdang Kewen”)	August 24, 2004	PRC	Nil	Sales of audio-visual products, periodicals, consumer electronics and other general merchandise on the internet

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in internet content, the Company operates its website and provides online sales in the PRC through Dangdang Kewen. The equity interests of Dangdang Kewen are legally held directly by Ms. Yu Yu and Mr. Guoqing Li, shareholders and directors of the Company. The effective control of Dangdang Kewen is held by Dangdang Information through a series of contractual arrangements (the “Contractual Agreements”). As a result of the Contractual Agreements, Dangdang Information maintains the ability to control Dangdang Kewen, is entitled to substantially all of the economic benefits from Dangdang Kewen and is obligated to absorb all of Dangdang Kewen’s expected losses. Therefore, the Company consolidates Dangdang Kewen in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (Pre-codification: Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51).

The following is a summary of the Contractual Agreements:

Loan agreement

The shareholders of Dangdang Kewen, namely Ms. Yu Yu and Mr. Guoqing Li, entered into a loan agreement with Dangdang Information in December 2004. Under this loan agreement, Dangdang Information granted an interest-free loan of RMB2.0 million to Ms. Yu Yu and Mr. Guoqing Li, collectively, for their capital contributions to Dangdang Kewen. Dangdang Information will make further loans to Dangdang Kewen to support the continued development of its business operations. The term of the loan is from December 2004 until the date when Dangdang Information requests repayment. Dangdang Information may request repayment of the loan with 30 days’ advance notice. The loan is not repayable at the discretion of the shareholders.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 1 —	ORGANIZATION AND BASIS OF PRESENTATION (continued)

Exclusive call option agreement

The shareholders of Dangdang Kewen entered into an option agreement with Dangdang Information in December 2004, under which the shareholders of Dangdang Kewen jointly and severally granted to Dangdang Information an option to purchase their equity interests in Dangdang Kewen. Under the option agreement, Dangdang Information will make loans to the founders pursuant to the development of the business operations of Dangdang Kewen. The purchase price will be set off against the loan repayment under the loan agreement. Dangdang Information may exercise such option at any time until it has acquired all equity interests of Dangdang Kewen or freely transfer the option to any third party and such third party may assume the rights and obligations of the option agreement.

Exclusive technical support service agreement

Dangdang Information and Dangdang Kewen entered into an exclusive technical support service agreement in May 2006, under which Dangdang Kewen engages Dangdang Information as its exclusive provider of technical platform and technical support, maintenance and other services. Dangdang Kewen shall pay to Dangdang Information service fees determined based on the revenues of Dangdang Kewen. Dangdang Information shall exclusively own any intellectual property arising from the performance of this agreement. This agreement has no definite term and can only be terminated mutually by the parties in written agreement. During the term of the agreement, Dangdang Kewen may not enter into any agreement with third parties for the provision of identical or similar service without prior consent of Dangdang Information.

Share pledge agreement

The shareholders of Dangdang Kewen entered into a share pledge agreement with Dangdang Information in December 2004 under which the shareholders pledged all of their equity interests in Dangdang Kewen to Dangdang Information as collateral for all of their payments due to Dangdang Information and to secure their obligations under the above agreements. Dangdang Kewen is prohibited from declaring any dividend during the term of the pledge. The shareholders of Dangdang Kewen may not transfer or assign the shares, the rights and obligations in the share pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Dangdang Information without Dangdang Information’s preapproval. Dangdang Information is entitled to transfer or assign in full or in part the shares pledged. In the event of default, Dangdang Information as the pledgee, will be entitled to request immediate repayment of the loan or to dispose of the pledged equity interests through transfer or assignment.

In July 2010, the Contractual Agreements were supplemented with the following terms:

•	Each shareholder of Dangdang Kewen has executed a power of attorney to appoint Dangdang Information as the irrevocable proxy to act on his or her behalf on all matters pertaining to Dangdang Kewen and to exercise all of his or her rights as a shareholder of Dangdang Kewen, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of his or her equity interests in Dangdang Kewen;

•	With respect to the share pledge agreement, distributions are not permitted, however, to the extent there is a distribution, including but not limited to any loans, the shareholders of Dangdang Kewen have to remit amounts in full to Dangdang Information immediately;

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 1 —	ORGANIZATION AND BASIS OF PRESENTATION (continued)

•	With respect to the share pledge agreement, Dangdang Information shall provide the necessary financial support to Dangdang Kewen to fund any losses incurred by Dangdang Kewen during the term of the pledge and not request for repayment if Dangdang Kewen is unable to do so;

•	With respect to the exclusive technical support service agreement, the annual fee can be set and revised annually by Dangdang Information unilaterally with reference to the performance of Dangdang Kewen; and

•	With respect to the option agreement, the purchase price of the equity interests in Dangdang Kewen is equal to the original capital contribution amount.

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiary and its Affiliated PRC Entity in which it has a controlling financial interest. A controlling financial interest is typically determined when the Company holds a majority of the voting equity interest in an entity. However, as Dangdang Information demonstrates its ability to control Dangdang Kewen through the Company’s rights to all the residual benefits Dangdang Kewen and Dangdang Information’s obligation to fund losses of Dangdang Kewen, the entity is included in the consolidated financial statements. All significant intercompany balances and transactions between the Company, Dangdang Information and Dangdang Kewen have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to, sales returns, vendor and customer incentives, allowances for doubtful accounts, lower of cost and market of inventories, useful lives of long-lived assets, realization of deferred tax assets, share-based compensation expense and uncertain tax positions. Actual results could materially differ from those estimates.

Foreign currency translation and transactions

The functional currency of the Company is the United States dollar (“US$”). Dangdang Information and Dangdang Kewen determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters (Pre-Codification: Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation). The Company uses the RMB as its reporting currency. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ deficit.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operations.

Convenience translation

Amounts in U.S. dollars (“US$”) are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6905 to US$1.00 on September 30, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. All highly liquid investments with original stated maturity of three months or less are classified as cash equivalents.

Held-to-maturity investments

The Company accounts for its investments in accordance with ASC 320, Investments-Debt and Equity Securities (Pre-Codification: SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities). According to ASC 320, the investments in debt securities are accounted for as either “held-to-maturity”, “trading” or “available-for-sale”.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and are stated at amortized cost. For individual securities classified as held-to-maturity securities, the Company evaluates whether a decline in fair value below the amortized cost basis is other than temporary in accordance to ASC 320, Investments — Debt and Equity Securities (Pre-codification: FASB Staff Position FAS 115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments). If the decline in fair value is judged to be other than temporary, the cost basis of the individual security would be written down to its fair value as a charge to the consolidated statements of operations. No impairment loss was recognized on the held-to-maturity securities for any of years presented.

Inventories

Inventories, consisting of products available for sale and packaging material, are accounted for using the first-in first-out method, and are valued at the lower of cost or market. This valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at realizable value. The Company considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Fixed assets, net

Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life	Residual Value

Electronic equipment	3 years	0%
Office equipment	3-8 years	0%
Vehicles	3 years	0%
Leasehold improvements	The shorter of the expected life of leasehold improvements and the lease term	0%

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterment that extends the useful lives of plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the assets and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of a group of long-lived assets may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available for the long-lived assets. No impairment charge was recognized for any of the years presented.

Fair value

Financial assets and liabilities of the Company primarily comprise of cash and cash equivalents, accounts receivables, other receivables, amounts due from/to related parties, accounts payable, other payables and held-to-maturity investments. As at December 31, 2008 and 2009, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The carrying values of the Series A and C convertible preferred shares are the issuance price at their respective issuance dates less the attributable issuance costs (note 13). The carrying value of the Series B convertible preferred shares is based on its relative fair value with the common shares that were issued concurrently. Pursuant to the respective convertible preferred share agreements, the convertible preferred shares are not redeemable until the occurrence of a deemed liquidation event. There is no accretion to their respective redemption values until it is probable a deemed liquidation event is to occur.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures (Pre-codification: SFAS No. 157, Fair Value Measurements). ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Company’s financial condition, results of operations, or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

There were no financial instruments subject to fair value measurement as at December 31, 2008 and 2009.

Revenue

The Company’s principal business is to sell media products and general merchandise sourced from publishers, manufacturers and distributors in China and operate the dangdang.com marketplace program, under which third-party merchants sell general merchandise on the Company’s website.

Consistent with the criteria of Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Customers place their order for products online fixing the related selling price and shipping charge. Payment for the purchased product is made either before delivery or upon delivery. Revenue, net of discounts and return allowances, are recorded when title passes to customers upon delivery. Return allowances, which reduce product revenue, are estimated based on historical experience. Shipping charges to customers are included in product revenue and totaled RMB12,629, RMB10,047, and RMB3,211 (US$480) for the years ended December 31, 2007, 2008, and 2009, respectively.

Other revenue primarily consists of fees charged to third-party merchants participating in the Company’s marketplace program. The fees are derived from a service charge to participate in the program for a designated period of time, a percentage of the transaction value and a fixed commission.

Fee revenue is recognized ratably over the period of the arrangement, generally up to one year. Fees from transactions are recognized when the transaction is complete and collectability is reasonably assured.

In accordance with ASC 605, Revenue Recognition (Pre-Codification: EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent), the Company records product sales and related costs on a gross

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

basis when it is the primary obligor in a transaction. When the Company is not the primary obligor in a transaction and is instead acting as an agent, such as in transactions on the Company’s marketplace program, fees earned are recorded on a net basis.

Revenue is recorded net of value-added and business taxes.

The Company periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may be granted to customers to incentivize a current purchase. Alternatively, coupons may be given to a customer that has made a purchase of a minimum value but for which may only be used in a future purchase. Discounts for current purchases are treated as a reduction of revenue for the related transaction. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, Revenue Recognition (Pre-Codification: EITF 00-21, Revenue Arrangements with Multiple Deliverables) as the right does not represent a significant and incremental discount to the customer. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized.

The Company records deferred revenue when it sells gift cards. The Company records revenue when a customer redeems the gift card. Gift cards are generally valid for one year from the date of issuance. Unredeemed amounts are recorded in other revenue when the gift card expires.

Loyalty programs

Customers may earn loyalty points from the purchase of merchandise from the Company. Points are earned based on the amount and types of merchandise purchased and expire at the end of the next calendar year. Customers may redeem the loyalty points for discount coupons to be used on future purchases of selected items on the Company’s website or exchanged for discount coupons for third-party products or services. The Company does not pay nor has any obligations to the third-party providers. Instead, such program allows third-party providers a channel to the Company’s customers. In addition, customers may attain a tiered membership status based on the value of merchandise purchased over the past twelve months. Membership status entitles the holder to certain discounts on future purchases of selected items on the Company’s website. Membership status is subject to renewal every twelve months. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

Cost of revenue

Cost of revenue represents cost of goods sold including the purchase price of consumer products and content sold by the Company as well as packaging supplies. Dangdang Information is subject to business tax and other surcharges on the revenue earned for exclusive technical support provided to Dangdang Kewen, pursuant to the Contractual Agreements (note 1). Such business tax and other surcharges have been insignificant for the years presented.

Rebates and promotion fees

The Company has agreements to receive cash consideration from certain of its vendors, including rebates for products it sells over a period of time as well as for promoting vendors’ products during the year. The rebates are not sufficiently separable from the Company’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Company to sell vendors’ products. The Company accounts for the rebates received from its vendors as a reduction to the price it pays for the products purchased and therefore the

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Company records such amounts as a reduction of “cost of revenues” in the consolidated statements of operations. Rebates are based on the volume of sales to the Company’s customers for a specified period and are recognized when the volume thresholds are met and the amount of rebate is determinable. Promotion fees are calculated based on the volume of products sold through the Company and are recorded as a reduction of “cost of revenues” when the service has been performed and the amount is known.

Fulfillment

Fulfillment costs represent those costs incurred in out-bound shipping and operating and staffing the Company’s fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; and responding to inquiries from customers. Fulfillment costs also include amounts payable to third parties that assist the Company in fulfillment and customer service operations. Out-bound shipping costs totaled RMB51,040, RMB72,409 and RMB119,279 (US$17,828) for the years ended December 31, 2007, 2008, and 2009, respectively.

Marketing

Marketing costs consist primarily of advertising, promotion relating to marketing activities and payroll and related expenses for personnel engaged in marketing, business development and selling activities.

Advertising costs, which consist primarily of online advertising, are expensed as incurred, and totaled RMB33,285, RMB37,849, RMB34,757 (US$5,195), in the years ended December 31, 2007, 2008, and 2009, respectively.

Technology and content

Technology and content expenses consist principally of payroll and related expenses for employees involved in category expansion, editorial content, and systems support, as well as costs and depreciation associated with the computing, storage and telecommunications infrastructure used internally and supporting online activities.

Technology and content costs are expensed as incurred. Software development costs are also expensed as incurred as the costs qualifying for capitalization have been insignificant.

General and administrative

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; and other general corporate costs.

Leases

The Company enters into operating leases wherein payments are recognized as an expense on a straight-line basis over the lease term. The Company had no capital leases for any of the years stated herein.

Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income (Pre-Codification: SFAS No. 130, Reporting Comprehensive Income) requires that all items that are required to

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For the years presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statement of changes in shareholders’ deficit.

Income tax

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

On January 1, 2007, the Company adopted ASC 740, Income taxes (Pre-codification: FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109), to account for uncertainties in income taxes. There was no cumulative effect of the adoption of ASC 740 to beginning retained earnings. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of operations as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

The Company’s employees and directors participate in the Company’s share-based scheme. The Company applies ASC 718, Compensation-Stock Compensation (Pre-Codification: SFAS No. 123(R), Share-Based Payment) to account for its employee share-based payments.

In accordance with ASC 718, the Company determines whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards are

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

reversed. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

Loss per share

Loss per share is calculated in accordance with ASC 260, Earnings Per Share (Pre-Codification: SFAS No. 128, Earnings Per Share). Basic loss per common share is computed by dividing loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participate securities base on their participating rights. Diluted loss per common share reflects the potential dilution that could occur if securities to issue common shares were exercised. The dilutive effect of convertible preferred shares and outstanding share-based awards is reflected in the diluted loss per share by application of the if-converted method and treasury stock method respectively. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

Segment reporting

The Company follows ASC 280, Segment Reporting (Pre-Codification: SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information). The Company’s chief operating decision maker, who has been identified as the executive chairwoman of the board of directors and the chief executive officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company operates and manages its business as a single segment through the provision of a single class of global services for accelerating and improving the delivery of content and applications over the Internet. As the Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, other receivables and held-to-maturity investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2009, substantially all of the Company’s cash and cash equivalents were deposited in financial institutions located in the Mainland China and Hong Kong, which management believes are of high credit quality. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Concentration of customers and suppliers

There are no revenues from customers or purchases from suppliers which individually represent greater than 10% of the total revenues for the three years ended December 31, 2009.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Currency convertibility risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation of the U.S. dollar against RMB was approximately 6.46%, 6.43% and 0.09% in 2007, 2008 and 2009, respectively. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Business risk

Foreign ownership of Internet-based businesses is subject to significant restrictions under current PRC laws and regulations. Foreign investors are not allowed to own more than 50% equity interest in any entity with an Internet content distribution business. Currently, the Company conducts its operations in China through a series of contractual arrangements entered into among Dangdang Information, Dangdang Kewen and its shareholders. The relevant regulatory authorities may find the current ownership structure, contractual arrangements and businesses to be in violation of any existing or future PRC laws or regulations. If so, the relevant regulatory authorities would have broad discretion in dealing with such violations.

Recent accounting pronouncements

In May 2009, the FASB issued SFAS No. 165 Subsequent Events (subsequently codified by Accounting Standards Codification No. 855 (“ASC 855”) names the two types of subsequent events either as recognized subsequent events or non-recognized subsequent events and modifies the definition of subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities that do not widely distribute their financial statements). The statement also requires disclosing the date through which an entity has evaluated subsequent events and the basis for that date. SFAS No. 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company adopted ASC 855 from fiscal year 2009. In February 2010, Accounting Standards Update (“ASU”) 2010-09 Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements was issued to remove the requirement for an SEC filer to disclose a date in both issued and revised financial statements, effective from issuance of the final update. The Company

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

does not believe that ASC 855 and related update will have a significant impact on its consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS No. 167, (subsequently codified by ASU 2009-17), Amendments to FASB Interpretation No. 46(R), which amends guidance regarding consolidation of variable interest entities to address the elimination of the concept of a qualifying special purpose entity. SFAS No. 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of the variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, SFAS No. 167 requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. SFAS No. 167 is effective for interim and annual reporting periods beginning after November 30, 2009. The Company does not expect that the adoption of ASU 2009-17 will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC sub-topic 605-25 (“ASC 605-25”), Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and are to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company early adopted the new guidance as of January 1, 2009. The adoption of ASU 2009-13 has no impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC 820 to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect that the adoption of ASU 2010-06 will have a material impact on its consolidated financial statements.

Note 3 —	HELD-TO-MATURITY INVESTMENTS

As at December 31, 2008, the held-to-maturity investment of the Company was related to a fixed income investment established by a bank in the PRC and was stated at amortized cost. The annual interest rate of the investment was 5.3% per annum and the investment matured in January, 2009.

As at December 31, 2009, the held-to-maturity investments of the Company were related to fixed income investments established by banks in the PRC. The interest rates ranged from 3.2% to 4.0% per annum. The investments mature over various dates in 2010.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 4 —	INVENTORIES

	As at December 31,
	2008	2009
	RMB	RMB	US$

Media products	289,914	505,324	75,529
General merchandise	7,561	29,486	4,407
Packing materials and others	3,338	5,934	887

	300,813	540,744	80,823

Note 5 —	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As at December 31,
	2008	2009
	RMB	RMB	US$

Prepayments to suppliers	4,671	4,909	734
Rental, insurance and other expenses	1,530	3,091	462
Rebates and promotion fees receivable	6,750	25,646	3,833
Warehouse deposits	1,225	4,687	701
Interest receivable	1,796	2,007	300
Value-added tax receivable, net	—	10,610	1,586
Other receivables	1,517	1,013	151

	17,489	51,963	7,767

Note 6 —	FIXED ASSETS, NET

Fixed assets consist of the following:

	As at December 31,
	2008	2009
	RMB	RMB	US$

Electronic equipment	30,004	37,615	5,622
Office equipment	884	10,436	1,560
Vehicles	254	498	75
Leasehold improvements	2,162	4,481	670

	33,304	53,030	7,927
Less: accumulated depreciation	(16,332)	(25,972)	(3,882)

Fixed assets, net	16,972	27,058	4,045

Depreciation expense was RMB4,614, RMB8,057 and RMB12,742 (US$1,904) for the years ended December 31, 2007, 2008 and 2009, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 7 —	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at December 31,
	2008	2009
	RMB	RMB	US$

Accrued expenses	20,154	27,312	4,082
Accrued payroll	2,051	12,988	1,941
Other tax payables	3,202	9,006	1,346
Deposits from service providers	4,278	15,874	2,373
Sales refund payable	4,970	14,463	2,162
Other payables	3,667	1,088	163

	38,322	80,731	12,067

Note 8 —	PRODUCT REVENUE

	Year Ended December 31
	2007	2008	2009
	RMB	RMB	RMB	US$

Media products	409,023	697,681	1,297,120	193,875
General merchandise	36,894	66,829	152,976	22,865

	445,917	764,510	1,450,096	216,740

Note 9 —	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

Prior to January 1, 2008, PRC enterprise income tax (EIT), was generally assessed at the rate of 33% of taxable income.

In March 2007, a new enterprise income tax law (the “New EIT Law”) in the PRC was enacted which was effective on January 1, 2008. The New EIT Law generally applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises.

Dividends paid by PRC subsidiaries of the Company out of the profits earned after December 31, 2007 to non-PRC tax resident investors would be subject to PRC withholding tax. The withholding tax is 10%, unless a foreign investor’s tax jurisdiction has a tax treaty with China that provides for a lower withholding tax rate.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 9 —	INCOME TAX EXPENSE (continued)

Income (loss) before income taxes consists of:

	Year Ended December 31
	2007	2008	2009
	RMB	RMB	RMB	US$

Non-PRC	(5,799)	(6,540)	(8,135)	(1,216)
PRC	(64,712)	(75,217)	25,051	3,745

	(70,511)	(81,757)	16,916	2,529

There was no current or deferred income tax expense for the three years ended December 31, 2009.

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

	Year Ended December 31
	2007	2008	2009
	RMB	RMB	RMB	US$

Income tax computed at applicable tax rates (2007: 33%, 2008 and 2009: 25%)	(23,269)	(20,439)	4,229	632
Effect of different tax rates in different jurisdictions	1,914	1,635	2,033	304
Non-deductible expenses	864	3,429	386	58
Effect of tax rate changes	10,717	—	—	—
Effect of expired tax losses	1,753	1,196	8	1
Changes in valuation allowance	8,021	14,179	(6,656)	(995)

	—	—	—	—

The PRC income tax returns for fiscal year 2005 through fiscal year 2009 remain open for examination.

The components of deferred taxes are as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Deferred tax assets, current portion
Accrued expenses	3,581	13,739	2,054
Inventories	4,299	3,852	576
Provisions	118	118	18

Total deferred tax assets, current portion	7,998	17,709	2,648
Valuation allowance	(7,998)	(17,709)	(2,648)

Deferred tax assets, current portion, net	—	—	—

Deferred tax assets, non-current portion
Fixed assets	1,585	2,470	369
Net operating losses	36,333	19,081	2,852

Total deferred tax assets, non-current portion	37,918	21,551	3,221
Valuation allowance	(37,918)	(21,551)	(3,221)

Deferred tax assets, non-current portion, net	—	—	—

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 9 —	INCOME TAX EXPENSE (continued)

As of December 31, 2009, the Company had net operating losses of approximately RMB76,322 (US$11,408), related to Dangdang Information and Dangdang Kewen, which can be carried forward to offset future net profit for income tax purposes. The net operating loss carry forwards as of December 31, 2009 will expire in years 2010 to 2014 if not utilized.

The changes in unrecognized tax benefits are as follows:

	December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Balance at January 1	—	1,083	547	82
Additions based on tax positions of the current year	1,083	—	4,117	615
Reductions for tax positions of prior years	—	(536)	—	—

Balance at December 31	1,083	547	4,664	697

At December 31, 2007, 2008, and 2009, the Company had approximately RMB1,083, RMB547, and RMB4,664 (US$697) of unrecognized tax benefits related to uncertain tax positions, none of which would affect the annual effective tax rate if recognized due to the temporary nature of certain uncertain tax positions and the Company’s full valuation allowance position. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

There is no need for the Company to accrue interest or penalty associated with the uncertain tax positions, and, accordingly, no such accruals have been made in the Company’s account.

The PRC tax law provides a 3-5 years statute of limitation and the Company’s income tax returns are subject to examination by tax authorities during that period.

Note 10 —	RELATED PARTY TRANSACTIONS

a) Related parties

Name of Related Parties	Relationship with the Company

Ms. Yu Yu	Shareholder and executive chairwoman of the Company
Mr. Guoqing Li	Shareholder, director and chief executive officer of the Company
Beijing Kewen Cambridge Book Co., Ltd. (“BKCB”)	Entity indirectly controlled by family members of Mr. Guoqing Li
Beijing Kewen Guolue Information Technology Co., Ltd. (“BKGI”)	Entity indirectly controlled by family members of Mr. Guoqing Li
Tripod Enterprises Holding Limited	Entity directly controlled by family member of Ms. Yu Yu
Kewen Holding Co. Limited	Entity directly controlled by Mr. Guoqing Li

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 10 —	RELATED PARTY TRANSACTIONS (continued)

b) The Company had the following related party transactions for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Purchases of goods
BKCB	1,945	1,757	4,280	640

Service fees paid
BKCB	4,261	7,797	5,129	767
BKGI	—	—	8,146	1,218

Consulting fees paid
Tripod Enterprises Holding Limited	1,461	1,367	1,366	204
Kewen Holding Co. Limited	1,461	1,367	1,366	204

Loan to
Ms. Yu Yu and Mr. Guoqing Li	2,400	—	—	—

Repayment of loans from
Ms. Yu Yu and Mr. Guoqing Li	120	1,900	380	57

The purchases from BKCB, service fees paid to BKCB and BKGI and consulting fees paid to Tripod Enterprises Holding Limited, Kewen Holding Co. Limited were determined by the mutually agreed amounts and payment terms.

The loan to Ms. Yu Yu and Mr. Guoqing Li was unsecured, interest-free and repayable on demand. The balance was fully repaid in 2009.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 10 —	RELATED PARTY TRANSACTIONS (continued)

c) The balances between the Company and its related parties as at December 31, 2008 and 2009 are listed below:

	As at December 31,
	2008	2009
	RMB	RMB	US$
Due from related parties:
BKCB	3,633	3,128	468
BKGI	—	2	—
Ms. Yu Yu	380	—	—

	4,013	3,130	468

Due to related parties:
BKCB	2,586	3,683	550
BKGI	—	1,377	206
Tripod Enterprises Holding Limited	4,226	5,592	836
Kewen Holding Co., Limited	4,087	5,453	815

	10,899	16,105	2,407

Outstanding balances at the balance sheet dates were unsecured, interest-free, and no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.

Note 11 —	EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and Affiliated PRC Entity of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB5,406, RMB7,569 and RMB9,719 (US$1,453) for the years ended December 31, 2007, 2008 and 2009, respectively.

Note 12 —	COMMITMENTS AND CONTINGENCIES

The Company leases office and fulfillment centers under non-cancelable operating leases. Rental expenses under the operating leases were RMB7,751, RMB11,843 and RMB16,792 (US$2,510) for the years ended December 31, 2007, 2008, and 2009, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 12 —	COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

Year Ended December 31,	RMB	US$

2010	36,295	5,425
2011	25,273	3,777
2012	17,633	2,636
2013	12,278	1,835
2014	6,515	974
Thereafter	1,852	277

	99,846	14,924

Note 13 —	CONVERTIBLE PREFERRED SHARES

Convertible preferred shares as at December 31, 2009 consisted of the following:

		Shares Authorized
Issue	Issuance Date	and Outstanding	Proceeds Net of Issuance Costs
			RMB	US$

Series A convertible preferred shares	February 28, 2000	44,285,710	51,314	6,200
Series B convertible preferred shares	February 25, 2004	43,995,740	78,294	9,459
Series C convertible preferred shares	June 27, 2006	40,419,170	209,716	27,009

		128,700,620	339,324	42,668

The holders of Series A, B and C convertible preferred shares (collectively, “Convertible Preferred Shares”) have various rights and preferences as follows:

Voting

In a shareholders’ meeting, the holder of each common share issued and outstanding have one vote in respect of each common share held, and the holder of each Convertible Preferred Share is entitled to the number of votes equal to the number of common shares into which such Convertible Preferred Shares could be converted.

Dividends

Each holder of Series A, B and C convertible preferred shares is entitled to dividends at the rate of US$0.0112, US$0.0172 and US$0.0534 per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), respectively prior and in preference to any declaration or payment of any dividend (payable other than in common shares) on the common shares. Such dividends are payable only when, as, and if declared by the board of directors and are non-cumulative. After the holders of the Series A, B and C convertible preferred shares have received the full dividend preferences as set forth above, any additional dividends or distributions declared by the board of directors out of funds legally available are distributed ratably among all holders of common shares and holders of the Series A, B and C convertible preferred shares on an as-converted basis.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 13 —	CONVERTIBLE PREFERRED SHARES (continued)

Liquidation preference

In the event of liquidation, dissolution, or winding up of the Company, distributions to the members shall be made in the following priority:

(i) US$0.668 per share to the holders of Series C convertible preferred shares, then

(ii) US$0.170 per share to the holders of Series B convertible preferred shares, and

(iii) US$0.140 per share to the holders of Series A convertible preferred shares, plus any declared but unpaid dividends on such shares on a pari passu basis. Thereafter common shareholders are entitled to receive the entire remainder of the proceeds.

A sale of all or substantially all assets of the Company, or a merger, reorganization or other transaction in which more than 50% of the outstanding voting power of the Company is transferred will be treated as a liquidation event, thereby triggering the liquidation payment.

Conversion

Each Series A, B and C convertible preferred share is initially convertible into one common share (subject to certain anti-dilution adjustments) at any time at the holder’s option.

Each Series A, B and C convertible preferred share is automatically converted into such number of fully paid common shares as is determined by dividing US$0.140, US$0.215 and US$0.668 by the then effective applicable conversion price respectively upon the closing of a qualified firm commitment underwritten public offering.

If the Company issues additional shares (including common and Convertible Preferred Shares but excluding common shares issued under stock option plans) for a consideration per share less than the conversion price for each class of preferred shares in effect on the date of and upon such issue, then in such event, the conversion price for each class of Convertible Preferred Shares are reduced concurrently with such issue according to a pre-determined formula. Such adjustments can be specifically exempted by either the vote or written consent of the holders of the majority of the then outstanding Convertible Preferred Shares.

As a result of the issuance of common shares to Ms. Yu Yu and an investor in 2004, the conversion price for Series A convertible preferred shares was adjusted to US$0.122 per share. On August 2, 2010, all the Series A convertible preferred shareholders adopted unanimous written confirmation stating that the issuance of such common shares had been exempted from the adjustments of the conversion price for Series A convertible preferred shares (note 17).

Earning adjustments

The conversion price for Series C convertible preferred shares was subject to adjustments based on the revenue and net loss for the year ended December 31, 2006. Based on the actual results of operations of the Company for the year ended December 31, 2006, the conversion price for Series C convertible preferred shares was adjusted downwards based on a pre-determined formula. As a result, the conversion price for Series C convertible preferred shares was adjusted to US$0.548 per share.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 13 —	CONVERTIBLE PREFERRED SHARES (continued)

Registration rights

Upon completion of a qualified public offering, the holders of Series A, B and C convertible preferred shares are entitled to request that the Company uses its best efforts to register their common shares under the Securities Act of 1933, following the expiration of the six months lockup period after the offering, subject to the terms of the shareholders’ agreement. The Company has no obligation to pay any consideration in the event registration is not successful.

Accounting for the Convertible Preferred Shares

The Convertible Preferred Shares have been classified as mezzanine equity because they are subject to redemption by the Company upon the occurrence of a change-in-control event that does not result in the liquidation or termination of the Company. The Convertible Preferred Shares are not redeemable until the occurrence of a deemed liquidation event, pursuant to the respective convertible preferred share agreements. No subsequent accretion to the respective redemption values is necessary until it is probable a deemed liquidation event is to occur.

The carrying values of the Series A and C convertible preferred shares are the issuance price at their respective issuance dates less the attributable issuance costs. The carrying value of the Series B convertible preferred shares is based on its relative fair value with the common shares that were issued concurrently with the Series B convertible preferred shares. The Company evaluated the Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there was any beneficial conversion feature. The Company determined there were no embedded derivatives requiring bifurcation because the Convertible Preferred Shares are not readily convertible into cash as there is not a market mechanism in place for trading its shares.

Beneficial conversion features exist when the conversion price of the Convertible Preferred Shares is lower than the fair value of the common shares at the commitment date. When a beneficial conversion feature exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. The resulting discount to the Convertible Preferred Shares is then accreted immediately as the Convertible Preferred Shares are convertible at any time after issuance by the respective holders. The Company assessed the fair value of the common shares at the commitment date, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. No beneficial conversion feature was recognized for the Convertible Preferred Shares as the fair value per common share at the commitment date was less than the most favorable conversion price. In addition, the adjustment of the Series A convertible preferred shares conversion price and the issuance of Series B and C convertible preferred shares did not trigger any contingent beneficial conversion features. The downward adjustment of the conversion price for Series C convertible preferred shares also did not trigger any contingent beneficial conversion features.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 14 —	LOSS PER SHARE

Basic and diluted loss per share for each of the years presented are calculated as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Numerator:
Net (loss) income	(70,511)	(81,757)	16,916	2,529
Undistributed earnings allocated to convertible preferred shareholders	—	—	(16,916)	(2,529)

Net loss attributable to common shareholders for computing basic and diluted loss per common share	(70,511)	(81,757)	—	—

Denominator:
Weighted average number of common shares outstanding for computing basic and diluted loss per common share	175,644,260	175,644,260	175,644,260	175,644,260

Basic loss per share	(0.40)	(0.47)	—	—

Diluted loss per share	(0.40)	(0.47)	—	—

The convertible preferred shareholders receive dividends in preference to the common shareholders when declared. Under the two-class method, undistributed earnings are allocated to common shares and participating securities to the extent that each security may share in earnings as if all of the earnings for the year had been distributed. There were no deductions of undistributed earnings allocated to the convertible preferred shareholders for the years ended December 31, 2007 and 2008 because the Company recorded net losses for those years. For the year ended December 31, 2009, as set out in the two-class method, undistributed earnings were allocated to convertible preferred shareholders for preferred dividends to the extent there were earnings to be distributed because the contractual preferred dividends were in excess of the net income attributable to common shareholders.

The effects of share options and Convertible Preferred Shares have been excluded from the computation of diluted loss per share for the years ended December 31, 2007, 2008 and 2009 as their effects would be anti-dilutive.

Note 15 —	SHARE-BASED COMPENSATION

In February 2004, the Company’s shareholders approved the 2004 Share Incentive Plan (the “Plan”). Under the Plan, the Company may issue grant awards to its directors, employees and other eligible persons. The purpose of the Plan is to provide additional incentive and motivation to its directors, employees and other eligible persons, through an equity interest in the Company, to work towards increasing the value of the Company.

The exercise price, vesting and other conditions of individual awards are determined by the executive chairwoman of the board of directors of the Company. Typically the awards are subject to a 3 to 4 year service vesting condition and expire 10 years after the grant date.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 15 —	SHARE-BASED COMPENSATION (continued)

A summary of the equity award activity under the Plan for the years presented is stated below:

		Weighted	Weighted-	Weighted	Weighted
		Average per	Average	Average	Average
		Share	Grant-Date	Remaining	Intrinsic
	Number of	Exercise Price	Fair Value Per	Contractual	Value
	Shares	(US$)	Share (US$)	Term (Years)	(US$)

Outstanding, January 1, 2007	21,033,000
Granted	9,530,000		0.08
Forfeited	(3,500,900)

Outstanding, December 31, 2007	27,062,100
Granted	5,210,000		0.08
Forfeited	(1,764,610)

Outstanding, December 31, 2008	30,507,490	0.25
Granted	6,735,000	0.82	0.30
Forfeited	(2,318,640)	0.49

Outstanding, December 31, 2009	34,923,850	0.34			0.39
Vested and expected to vest at December 31, 2009	34,113,990	0.33		6.13	0.40
Exercisable at December 31, 2009	26,523,570	0.23		5.38	0.48

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as at December 31, 2009 and the exercise price.

As of December 31, 2009, there was RMB12,326 (US$1,842) of unrecognized share-based compensation costs related to equity awards that is expected to be recognized over a weighted-average vesting period of 2.55 years. To the extent the actual forfeiture rate is different from original estimate, actual share-based compensation costs related to these awards may be different from the expectation.

The fair value of each option award was estimated using the binomial option pricing model by the Company, with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements. The volatility assumption was estimated based on the price volatility of the shares of comparable companies because the Company was not a public company at the grant date and therefore did not have data to calculate expected volatility of the price of the underlying common shares over the expected term of the option. The risk-free rate was based on the market yield of U.S. Treasury Bills with maturity terms equal to the expected term of the option awards. The sub optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. Forfeitures were estimated based on historical experience.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 15 —	SHARE-BASED COMPENSATION (continued)

The following table presents the assumptions used to estimate the fair values of the share options granted in the years presented:

	2007	2008	2009

Expected volatility range	73.8%	76.4% - 76.3%	77.8% - 74.5%
Risk-free interest rate	3.0%	4.6% - 4.1%	3.1% - 3.7%
Dividend yield	0%	0%	0%
Sub optimal early exercise factor	1.5	1.5	1.5

The total fair value of the equity awards vested during the year ended December 31, 2007, 2008 and 2009 were RMB3,640, RMB2,363 and RMB3,997 (US$597), respectively.

Total share-based compensation expenses relating to options granted to employees and directors for the years ended December 31, 2007, 2008 and 2009 are included in:

	2007	2008	2009
	RMB	RMB	RMB	US$

Fulfillment	517	469	764	114
Marketing	111	105	131	20
Technology and content	266	270	479	71
General and administrative	2,746	1,519	2,623	392

Note 16 —	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiary.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and their articles of association, a foreign invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Information was established as a foreign invested enterprise and therefore is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory common reserve at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the board of directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Dangdang Kewen was established as a domestic invested enterprise and therefore is subject to the above mentioned restrictions on distributable profits.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 16 —	RESTRICTED NET ASSETS (continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends as general reserve fund, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of their net assets to the Company. Since the Dangdang Information and Dangdang Kewen have been in an accumulated loss position, no such reserve fund was appropriated for the three years ended December 31, 2007, 2008 and 2009.

Amounts restricted include paid-in capital and statutory reserve funds of Dangdang Information and Dangdang Kewen, as determined pursuant to PRC generally accepted accounting principles, totaling approximately RMB273,180 (US$40,831) as of December 31, 2009; therefore in accordance with Rules 504 and 4.08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2009 are disclosed in note 18.

Note 17 —	SUBSEQUENT EVENTS

Series C convertible preferred shares

On April 30, 2010, the Company and the Series C convertible preferred shareholders agreed that the Series C convertible preferred shares conversion price would not be adjusted for the earnings adjustment (note 13) as previously agreed. The Company would instead issue a total of 8,849,330 shares of Series C convertible preferred shares to its existing Series C convertible preferred shareholders for a consideration of US$0.0001 per Series C convertible preferred share. Such additional Series C convertible preferred shares were issued in June 2010.

Service Agreement

On August 2, 2010, the Company entered into an amendment to revise the terms of the agreement with respect to the services provided by BKCB and BKGI, including the modification of the service scope and the basis of service fees from a percentage of the relevant revenue to a fixed fee of approximately RMB28,875 for the period from January 1, 2010 to December 31, 2012.

Series A convertible preferred shares

On August 2, 2010, all the Series A convertible preferred shareholders adopted an unanimous written confirmation stating that the issuance of common shares to Ms. Yu Yu and an investor in 2004 had been exempted from the adjustments of the conversion price for Series A convertible preferred shares.

Common shares

On September 10, 2010, the shareholders of the Company approved a dual-class common share structure, under which the 175,944,260 common shares outstanding as at the date will be re-registered as Class B common shares, and all the remaining 324,055,740 authorised but unissued common shares will be re-registered as Class A common shares. The two classes of common shares have different voting rights; the holders of each Class A common share issued and outstanding will be entitled to one vote per share and the holders of each Class B common share issued and outstanding will be entitled to ten votes per share. Each Class B common share is convertible to one Class A common share at any time whereas Class A common shares are not convertible into Class B common shares under any circumstances. In addition, if at any time Ms. Yu Yu and Mr. Guoqing Li and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share will be automatically and immediately converted into one share of Class A common share, and the Company will not issue any Class B common shares thereafter.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 17 —	SUBSEQUENT EVENTS (continued)

Share split

On November 15, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a ten-for-one split of the Company’s issued and outstanding shares. As at November 15, 2010, this share split increased the number of issued and outstanding Class B common shares from 17,594,426 shares to 175,944,260 shares and increased the number of issued and outstanding Series A, Series B and Series C convertible preferred shares from 4,428,571, 4,399,574 and 4,926,850 to 44,285,710, 43,995,740 and 49,268,500 shares. Each common and convertible preferred share of the Company is now subdivided into ten shares at a par value of US$0.0001.

All common and convertible preferred shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each common and convertible preferred share has been retrospectively adjusted as if it had been in proportion to the ten-for-one share split.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 18 —	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	December 31,
	2008	2009
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	30,248	29,066	4,345
Amounts due from related parties	14	14	2
Amounts due from subsidiary and Affiliated PRC Entity	3,169	—	—
Prepaid expenses and other current assets	78	—	—

Total current assets	33,509	29,080	4,347

Investments in subsidiary and Affiliated PRC Entity	9,592	34,643	5,178

TOTAL ASSETS	43,101	63,723	9,525

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses and other current liabilities	5,921	3,529	527
Amounts due to subsidiary and Affiliated PRC Entity	1,329	711	106
Amounts due to related parties	9,263	11,995	1,793

Total current liabilities	16,513	16,235	2,426

Total liabilities	16,513	16,235	2,426

Commitments and contingencies
Convertible preferred shares:
Series A convertible preferred shares (par value of US$0.0001 per share; 44,285,710 shares authorized as at December 31, 2008 and 2009; 44,285,710 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB42,375 and RMB42,321 (US$6,200), respectively)	51,314	51,314	7,670
Series B convertible preferred shares (par value of US$0.0001 per share; 43,995,740 shares authorized at December 31, 2008 and 2009; 43,995,740 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB51,259 and RMB51,194 (US$7,500), respectively)	57,001	57,001	8,520
Series C convertible preferred shares (par value of US$0.0001 per share; 40,419,170 shares authorized at December 31, 2008 and 2009; 40,419,170 shares issued and outstanding as at December 31, 2008 and 2009; as at December 31, 2008 and 2009, aggregate liquidation preference amounts were RMB184,534 and RMB184,300 (US$27,000), respectively)	209,716	209,716	31,345
Shareholders’ deficit:
Common shares (par value of US$0.0001 per share at December 31, 2008 and 2009; 500,000,000 shares authorized at December 31, 2008 and 2009; 175,644,260 shares issued and outstanding at December 31, 2008 and 2009)	151	151	23
Additional paid-in capital	119,005	123,002	18,385
Accumulated other comprehensive loss	(13,116)	(13,129)	(1,962)
Accumulated deficit	(397,483)	(380,567)	(56,882)

Total shareholders’ deficit	(291,443)	(270,543)	(40,436)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT	43,101	63,723	9,525

E-COMMERCE CHINA DANGDANG INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 18 —	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

Condensed statements of operations

	Year Ended December 31
	2007	2008	2009
	RMB	RMB	RMB	US$

General and administrative expenses	(8,853)	(6,499)	(8,643)	(1,292)

Loss from operations	(8,853)	(6,499)	(8,643)	(1,292)
Equity in (loss) profit of subsidiary and Affiliated PRC Entity	(64,712)	(75,217)	25,051	3,744
Foreign exchange loss	1,487	(1,563)	354	53
Interest income	1,567	1,522	154	24

Net (loss) income	(70,511)	(81,757)	16,916	2,529

Condensed statements of cash flows

	Year Ended December 31
	2007	2008	2009
	RMB	RMB	RMB	US$

Net cash used in operating activities	(131)	(6,514)	(1,169)	(174)

Net cash provided by financing activities	—	166	—	—

Effect of exchange rate changes on cash and cash equivalents	(1,616)	(1,446)	(13)	(2)

Net decrease in cash and cash equivalent	(1,747)	(7,794)	(1,182)	(176)
Cash and cash equivalent at beginning of the year	39,789	38,042	30,248	4,521

Cash and cash equivalent at end of the year	38,042	30,248	29,066	4,345

Basis of presentation

For the Company only condensed financial information, the Company records its investment in Dangdang Information and Dangdang Kewen under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures (Pre-codification: APB opinion No. 18, The Equity Method of Accounting for Investments in Common Stock). Such investment is presented on the condensed balance sheets as “Investment in subsidiary and Affiliated PRC Entity” and Dangdang Information and Dangdang Kewen’s profit or loss as “Equity in profit or loss of subsidiary and Affiliated PRC Entity” on the condensed statements of operations. The parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		As at
		December 31,	September 30,		September 30,
	Notes	2009	2010		2010
		RMB	RMB	US$	RMB	US$
		(Audited)	(Unaudited)		Pro forma
					balance sheet
					(Unaudited)
					(Note 2)

ASSETS
Current assets:
Cash and cash equivalents		75,759	198,652	29,692	198,652	29,692
Held-to-maturity investments	3	90,000	95,000	14,199	95,000	14,199
Inventories	4	540,744	930,521	139,081	930,521	139,081
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2009 and September 30, 2010, respectively)		11,764	13,224	1,977	13,224	1,977
Prepaid expenses and other current assets	5	51,963	52,643	7,868	52,643	7,868
Deferred tax assets	9	—	14,601	2,182	14,601	2,182
Amounts due from related parties	10	3,130	3,136	469	3,136	469

Total current assets		773,360	1,307,777	195,468	1,307,777	195,468

Fixed assets, net	6	27,058	54,282	8,113	54,282	8,113
Prepaid expenses		487	411	61	411	61
Deferred initial public offering costs		—	10,256	1,533	—	—

Total assets		800,905	1,372,726	205,175	1,362,470	203,642

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable		618,062	1,112,770	166,321	1,112,770	166,321
Deferred revenue		38,519	34,636	5,177	34,636	5,177
Accrued expenses and other current liabilities	7	80,731	124,031	18,538	124,031	18,538
Income tax payable	9	—	4,188	626	4,188	626
Amounts due to related parties	10	16,105	22,966	3,433	22,966	3,433

Total current liabilities		753,417	1,298,591	194,095	1,298,591	194,095

Total liabilities		753,417	1,298,591	194,095	1,298,591	194,095

E-COMMERCE CHINA DANGDANG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		December 31,	September 30,		September 30,
	Notes	2009	2010		2010
		RMB	RMB	US$	RMB	US$
		(Audited)	(Unaudited)		Pro forma
					balance sheet
					(Unaudited)
					(Note 2)

Commitments and contingencies	12
Convertible preferred shares:
Series A convertible preferred shares (par value of US$0.0001 per share; 44,285,710 shares authorized as at December 31, 2009 and September 30, 2010; 44,285,710 issued and outstanding as at December 31, 2009 and September 30, 2010, aggregate liquidation preference amounts were RMB42,321 and RMB41,547 (US$6,200), respectively)		51,314	51,314	7,670	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 43,995,740 shares authorized at December 31, 2009 and September 30, 2010; 43,995,740 shares issued and outstanding as at December 31, 2009 and September 30, 2010; as at December 31, 2009 and September 30, 2010, aggregate liquidation preference amounts were RMB51,194 and RMB50,118 (US$7,479), respectively)		57,001	57,001	8,520	—	—
Series C convertible preferred shares (par value of US$0.0001 per share; 40,419,170 and 49,268,500 shares authorized at December 31, 2009 and September 30, 2010, respectively; 40,419,170 and 49,268,500 shares issued and outstanding as at December 31, 2009 and September 30, 2010, respectively; as at December 31, 2009 and September 30, 2010, aggregate liquidation preference amounts were RMB184,361 and RMB220,540 (US$32,911), respectively)	13	209,716	211,495	31,611	—	—
Shareholders’ (deficit) equity:
Common shares (par value of US$0.0001 per share, 500,000,000 shares authorized, 175,644,260 shares issued and outstanding as at December 31, 2009)	14	151	—	—	—	—
Class B common shares (par value of US$0.0001 per share; 175,944,260 shares authorized, 175,944,260 shares issued and outstanding as at September 30, 2010)	14	—	151	23	243	36
Additional paid-in capital		123,002	133,839	20,004	443,301	66,259
Accumulated other comprehensive loss		(13,129)	(13,299)	(1,988)	(13,299)	(1,988)
Accumulated deficit		(380,567)	(366,366)	(54,760)	(366,366)	(54,760)

Total shareholders’ (deficit) equity		(270,543)	(245,675)	(36,721)	63,879	9,547

Total liabilities, convertible preferred shares and shareholders’ (deficit) equity		800,905	1,372,726	205,175	1,362,470	203,642

See accompanying notes to the unaudited interim condensed consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

		For the Nine Months Ended September 30,
	Notes	2009	2010
			RMB	US$
		RMB
		(Unaudited)	(Unaudited)

Net revenues
Product revenue	8	1,006,305	1,558,227	232,901
Other revenue		3,315	12,550	1,876

Total net revenues		1,009,620	1,570,777	234,777

Cost of revenues
(including purchases from a related party amounting to RMB3,224 and RMB3,637 (US$544) for the nine months ended September 30, 2009 and 2010, respectively)	10	(795,380)	(1,223,963)	(182,940)

Gross profit		214,240	346,814	51,837
Operating expenses:
Fulfillment (including service fees paid to related parties amounting to RMB9,423 and RMB7,218 (US$1,079) for the nine months ended September 30, 2009 and 2010, respectively)	10	(143,274)	(198,961)	(29,738)
Marketing		(27,290)	(55,485)	(8,293)
Technology and content		(26,917)	(44,151)	(6,599)
General and administrative (including consulting fees paid to related parties amounting to RMB1,026 and RMB nil (US$ nil) for the nine months ended September 30, 2009 and 2010, respectively)	10	(26,255)	(46,583)	(6,963)

(Loss) income from operations		(9,496)	1,634	244
Interest income		3,122	5,719	855
Other expenses, net		1,141	(1,786)	(267)

(Loss) income before income taxes		(5,233)	5,567	832
Income tax benefit	9	—	10,413	1,556

Net (loss) income		(5,233)	15,980	2,388
Deemed dividend on Series C convertible preferred shares		—	(1,779)	(266)

Net (loss) income attributable to common shareholders		(5,233)	14,201	2,122

Loss per share
Basic	15	(0.03)	—	—
Diluted	15	(0.03)	—	—
Shares used in loss per share computation:
Basic	15	175,644,260	175,764,040	175,764,040
Diluted	15	175,644,260	175,764,040	175,764,040
Pro forma income per share
Basic	15		0.05	0.01
Diluted	15		0.04	0.01
Shares used in pro forma income per share computation:
Basic	15		313,313,990	313,313,990
Diluted	15		332,956,840	332,956,840

See accompanying notes to the unaudited interim condensed consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

	For the Nine Months Ended September 30,
	2009	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net (loss) income	(5,233)	15,980	2,388
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation of fixed assets	9,025	13,386	2,001
Share-based compensation	2,820	7,656	1,144
Changes in operating assets and liabilities:
Increase in inventories	(227,714)	(389,777)	(58,258)
Increase in accounts receivable	(11,135)	(1,460)	(218)
Increase in prepaid expenses and other current assets	(14,443)	(680)	(102)
Increase in due from related parties	(741)	(6)	(1)
Increase in deferred tax asset	—	(14,601)	(2,182)
(Increase) decrease in other non-current assets	(188)	76	11
Increase in accounts payable	347,416	494,708	73,942
Increase (decrease) in deferred revenue	4,602	(3,883)	(580)
Increase in accrued expenses and other current liabilities	45,029	36,843	5,506
Increase in income tax payable	—	4,188	626
Increase in amounts due to related parties	4,914	6,861	1,026

Net cash provided by operating activities	154,352	169,291	25,303

Cash flows from investing activities:
Purchases of fixed assets	(15,700)	(40,610)	(6,070)
Proceeds received from maturity of held-to-maturity investments	463,000	1,121,500	167,626
Purchases of held-to-maturity investments	(608,000)	(1,126,500)	(168,373)

Net cash used in provided by investing activities	(160,700)	(45,610)	(6,817)

Cash flows from financing activities:
Initial public offering costs paid	—	(3,800)	(568)
Proceeds from amounts received in advance of stock options exercised	—	3,181	476

Net cash used in financing activities	—	(619)	(92)

Effect of exchange rate changes on cash and cash equivalents	(19)	(169)	(25)

Net (decrease) increase in cash and cash equivalents	(6,367)	122,893	18,369
Cash and cash equivalents at beginning of the period	66,509	75,759	11,323

Cash and cash equivalents at end of the period	60,142	198,652	29,692

Supplemental schedule of non-cash activities:
Deemed dividend on Series C convertible preferred shares	—	1,779	266
Accrued initial public offering costs	—	6,457	965

See accompanying notes to the unaudited interim condensed consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares)

			Additional	Accumulated		Total
	Common Shares		Paid-in	Other	Accumulated	Shareholders’
	Shares	Amount	Capital	Comprehensive Loss	Deficit	Deficit
		RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2009	175,644,260	151	119,005	(13,116)	(397,483)	(291,443)
Comprehensive loss
Net loss	—	—	—	—	(5,233)	(5,233)
Foreign currency translation adjustment	—	—	—	(19)	—	(19)

Total comprehensive loss						(5,252)
Share-based compensation	—	—	2,820	—	—	2,820

Balance at September 30, 2009	175,644,260	151	121,825	(13,135)	(402,716)	(293,875)

Balance at January 1, 2010	175,644,260	151	123,002	(13,129)	(380,567)	(270,543)
Comprehensive income
Net profit	—	—	—	—	15,980	15,980
Foreign currency translation adjustment	—	—	—	(170)	—	(170)

Total comprehensive income						15,810
Deemed dividend on Series C convertible preferred shares	—	—	—	—	(1,779)	(1,779)
Amounts received in advance of stock option exercised	—	—	3,181	—	—	3,181
Share-based compensation	300,000	—	7,656	—	—	7,656

Balance at September 30, 2010	175,944,260	151	133,839	(13,299)	(366,366)	(245,675)

Balance at September 30, 2010 in US$		23	20,004	(1,988)	(54,760)	(36,721)

See accompanying notes to the unaudited interim condensed consolidated financial statements.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 1 —	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements of the Company, its subsidiary and the Affiliated PRC Entity have been prepared in accordance with U.S. GAAP for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2009. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S.GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the consolidated financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of results to be expected for any other interim period or the full year of 2010. The consolidated balance sheet as of December 31, 2009 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2009.

The Company’s business is affected by seasonality. The Company generally has lower sales volume during national holidays in China, in particular during the first quarter of each year due to the slowdown of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. The Company normally has higher sales volume in the fourth quarter of each year.

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The unaudited interim condensed consolidated financial statements of the Company include the financial statements of the Company, its subsidiary and its Affiliated PRC Entity in which it has a controlling financial interest. All significant intercompany balances and transactions between the Company, Dangdang Information and Dangdang Kewen have been eliminated in consolidation.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of RMB6.6905 to US$1.00 on September 30, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Unaudited pro forma shareholders’ equity

If a qualified initial public offering is completed, all of the Series A, Series B and Series C convertible preferred shares outstanding will automatically convert into the Class B common shares of the Company immediately. Unaudited pro forma shareholders’ equity as of September 30, 2010, as adjusted for the assumed conversion of the convertible preferred shares, is set forth on the unaudited interim condensed consolidated balance sheet. Unaudited pro-forma income per share for the nine months ended September 30, 2010, as adjusted for the assumed conversion of the convertible preferred shares as of January 1, 2010, is set forth on the unaudited interim condensed consolidated statement of operations (note 15).

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fulfillment

Out-bound shipping costs included in fulfillment costs totaled RMB86,477, and RMB113,870 (US$17,020) for the nine months ended September 30, 2009 and 2010, respectively.

Marketing

Advertising costs included in the marketing costs totaled RMB24,623 and RMB52,530 (US$7,851) for the nine months ended September 30, 2009 and 2010, respectively.

Deferred initial public offering costs

Direct and incremental costs related to the initial public offering are capitalized as deferred initial public offering costs and will be reclassified into additional paid-in capital upon the completion of the initial public offering.

Modification of Series C convertible preferred shares

The Company assesses whether an amendment to the terms of its convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the convertible preferred shares immediately after the amendment charged by more than 10 percent from the fair value of the convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the convertible preferred shareholders. When convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the convertible preferred shareholders. Modifications that result in a decrease in the fair value of the convertible preferred shares are not recognized.

Note 3 —	HELD-TO-MATURITY INVESTMENTS

As at September 30, 2010, the held-to-maturity investments of the Company were related to fixed income investments established by banks in the PRC and are stated at amortized cost. The annual interest rates of the investments range from 2.5% to 3.0% per annum and the investments mature over various dates in 2010.

Note 4 —	INVENTORIES

	As at
	December 31,	September 30,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)

Media products	505,324	807,864	120,748
General merchandise	29,486	115,055	17,197
Packing materials and others	5,934	7,602	1,136

	540,744	930,521	139,081

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 5 —	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As at
	December 31,	September 30,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)

Prepayments to suppliers	4,909	879	131
Rental, insurance and other expenses	3,091	6,020	900
Rebates and promotion fees receivable	25,646	30,321	4,532
Warehouse deposits	4,687	12,768	1,908
Interest receivable	2,007	715	107
Value-added tax receivable, net	10,610	—	—
Other receivables	1,013	1,940	290

	51,963	52,643	7,868

Note 6 —	FIXED ASSETS, NET

Fixed assets consist of the following:

	As at
	December 31,	September 30,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)

Electronic equipment	37,615	70,300	10,507
Office equipment	10,436	13,514	2,020
Vehicles	498	1,227	184
Leasehold improvements	4,481	7,173	1,072

	53,030	92,214	13,783
Less: accumulated depreciation	(25,972)	(37,932)	(5,670)

Fixed assets, net	27,058	54,282	8,113

Depreciation expense was RMB9,025 and RMB13,386 (US$2,001) for the nine months ended September 30, 2009 and 2010, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 7 —	ACCRUED EXPENSES AND OTHER LIABILITIES

	As at
	December 31,	September 30,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)

Accrued expenses	27,312	37,710	5,636
Accrued payroll	12,988	6,528	976
Other tax payables	9,006	23,873	3,568
Deposits from service providers	15,874	23,456	3,506
Sales refund payable	14,463	24,463	3,656
Initial public offering costs	—	6,457	965
Other payables	1,088	1,544	231

	80,731	124,031	18,538

Note 8 —	PRODUCT REVENUE

	For the Nine Months Ended September 30,
	2009	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)

Media products	915,397	1,322,065	197,603
General merchandise	90,908	236,162	35,298

	1,006,305	1,558,227	232,901

Note 9 —	INCOME TAX BENEFIT

The Group recorded income tax benefit of RMB nil and RMB10,413 (US$1,556) for the nine months ended September 30, 2009 and September 30, 2010, respectively. The income tax benefit for the nine months ended September 30, 2010 includes a discrete item of RMB15,702 (US$2,347) for the release of valuation allowance on deferred tax assets.

The Group’s effective tax rates are 0% and (187%) for the nine months ended September 30, 2009 and September 30, 2010, respectively. The change in effective tax rate, and the difference between the Group’s effective tax rate and the statutory rate, is mainly due to the release of valuation allowance on deferred tax assets.

As of December 31, 2009 and September 30, 2010, the Company had approximately RMB4,664 and RMB1,154 (US$173) of unrecognized tax benefits related to uncertain tax positions, of which RMB nil and RMB134 (US$20) would affect the annual effective tax rate if recognized, respectively. The Company does not anticipate any material changes to its uncertain tax positions in the next 12 months.

The Company accrued no interest or penalty as of September 30, 2010. The Company’s tax years 2007, 2008, and 2009 remains open to tax bureau’s examination.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 10 —	RELATED PARTY TRANSACTIONS

a) Related parties

Name of Related Parties	Relationship with the Company

Ms. Yu Yu	Shareholder and executive chairwoman of the Company
Mr. Guoqing Li	Shareholder, director, and chief executive officer of the Company
BKCB	Entity indirectly controlled by family members of Mr. Guoqing Li
BKGI	Entity indirectly controlled by family members of Mr. Guoqing Li
Tripod Enterprises Holding Limited	Entity directly controlled by family member of Ms. Yu Yu
Kewen Holding Co. Limited	Entity directly controlled by Mr. Guoqing Li

b) The Company had the following related party transactions for the nine months ended September 30, 2009 and 2010:

	For the Nine Months Ended September 30,
	2009	2010
		RMB	US$
	RMB
	(Unaudited)	(Unaudited)

Purchases of goods
BKCB	3,224	3,637	544

Service fees
BKCB	5,129	2,786	417
BKGI	4,294	4,432	662

Consulting fees paid
Tripod Enterprises Holding Limited	1,026	—	—
Kewen Holding Co. Limited	1,026	—	—

Repayment of loans
Ms. Yu Yu and Mr. Guoqing Li	380	—	—

The purchases from BKCB, service fees paid to BKCB and BKGI and consulting fees paid to Tripod Enterprises Holding Limited, and Kewen Holding Co. Limited were determined by the mutually agreed amounts and payment terms.

The consulting agreements with Tripod Enterprises Holding Limited and Kewen Holding Co. Limited were terminated effective from January 1, 2010.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 10 —	RELATED PARTY TRANSACTIONS (continued)

c) The balances between the Company and its related parties as at December 31, 2009 and September 30, 2010 are listed below:

	As at
	December 31,	September 30,
	2009	2010
	RMB	RMB	US$
	(Audited)	(Unaudited)

Due from related parties:
BKCB	3,128	3,131	468
BKGI	2	5	1

	3,130	3,136	469

Due to related parties:
BKCB	3,683	7,494	1,121
BKGI	1,377	4,432	662
Tripod Enterprises Holding Limited	5,592	5,587	835
Kewen Holding Co., Limited	5,453	5,453	815

	16,105	22,966	3,433

Outstanding balances at the balance sheet dates were unsecured, interest-free, and no specified repayment terms. There have been no guarantees provided or received for any related party receivables or payables.

Note 11 —	EMPLOYEE BENEFITS

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary and Affiliated PRC Entity of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits, which were expensed as incurred, were approximately RMB6,795 and RMB14,792 (US$2,211) for the nine months ended September 30, 2009 and 2010, respectively.

Note 12 —	COMMITMENTS AND CONTINGENCIES

The Company leases office and fulfillment centers under non-cancelable operating leases. Rental expenses under the operating leases were RMB12,037 and RMB25,660 (US$3,835) for the nine months ended September 30, 2009 and 2010, respectively.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 12 —	COMMITMENTS AND CONTINGENCIES (continued)

Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more consist of the following:

	RMB	US$
	(Unaudited)	(Unaudited)

Three months ended December 31,
2010	15,415	2,304
Year ended December 31,
2011	60,091	8,982
2012	49,731	7,433
2013	32,559	4,866
2014	25,812	3,858
Thereafter	171,803	25,679

	355,411	53,122

Note 13 —	CONVERTIBLE PREFERRED SHARES

The Series C convertible preferred shares were subject to a conversion price adjustment provision if certain revenue and net loss targets were not achieved for the year ended December 31, 2006. Based on the actual results of operations of the Company for the year ended December 31, 2006, the conversion price for Series C convertible preferred shares was adjusted downwards from US$0.668 per share to US$0.548 per share based on a pre-determined formula. The Company and the Series C convertible preferred shareholders agreed that the Series C convertible preferred shares conversion price would not be adjusted for the earnings adjustment as previously agreed. The Company would instead issue a total of 8,849,330 shares of Series C convertible preferred shares to its existing Series C convertible preferred shareholders for a consideration of US$0.0001 per Series C convertible preferred share. In June 2010, 8,849,330 additional Series C convertible preferred shares were issued to the Series C convertible preferred shareholders for a consideration of US$0.0001 per Series C convertible preferred share and the conversion price for Series C convertible preferred shares was reverted back to the original conversion price of US$0.668 per share. This amendment had no effect on the number of common shares each Series C convertible preferred shareholder would receive upon the conversion of the Series C convertible preferred shares immediately before and after the change of the terms. The preferred dividends for each Series C convertible preferred share was also adjusted to US$0.0438 per share per annum so that the total preferred dividends for each holder of Series C convertible preferred shares remain the same.

The Company considers that a change in fair value exceeding 10% immediately after the change of the terms to be substantive and thus triggers extinguishment. A change in fair value not exceeding 10% immediately after the change of the terms is considered non-substantive and thus is subject to modification accounting. The Company assessed the total fair value of the Series C convertible preferred shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The total fair value of the Series C convertible preferred shares increased by RMB1,779 (US$266), or 0.6% immediately after the change of the terms. Thus such change was accounted for as a modification and the amount was treated as a deemed dividend to the convertible preferred shareholders and deducted from the net income attributable to common shareholders.

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 14 —	COMMON SHARES

On September 10, 2010, the shareholders of the Company approved a dual-class common share structure, under which the 175,944,260 common shares outstanding as at the date will be re-registered as Class B common shares, and all the remaining 324,055,740 authorised but unissued common shares will be re-registered as Class A common shares. The two classes of common shares have identical rights except for different voting rights and conversion rights; the holders of each Class A common share issued and outstanding will be entitled to one vote per share and the holders of each Class B common share issued and outstanding will be entitled to ten votes per share. Each Class B common share is convertible to one Class A common share at any time whereas Class A common shares are not convertible into Class B common shares under any circumstances. In addition, if at any time the Company’s executive chairwoman, Ms. Yu Yu, and the Company’s chief executive officer, Mr. Guoging Li, and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares (taking into account all of the issued and outstanding preferred shares on an as-converted basis), each issued and outstanding Class B common share will be automatically and immediately converted into one share of Class A common share, and the Company will not issue any Class B common shares thereafter the re-registration of common shares as Class B common shares was accounted for under the carry over basis.

Note 15 —	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented are calculated as follows:

	For the Nine Months Ended September 30
	2009	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)

Numerator:
Net (loss) income attributable to common shareholders	(5,233)	14,201	2,122
Undistributed earnings allocated to convertible preferred shareholders	—	(14,201)	(2,122)

Net loss attributable to common shareholders for computing basic and diluted loss per common share	(5,233)	—	—

Denominator:
Weighted average number of common shares outstanding for computing basic and diluted loss per common share	175,644,260	175,764,040	175,764,040

Basic loss per share	(0.03)	—	—

Diluted loss per share	(0.03)	—	—

The convertible preferred shareholders receive dividends in preference to the common shareholders when declared. Under the two-class method, undistributed earnings are allocated to common shares and participating securities to the extent that each security may share in earnings as if all of the earnings for the year had been distributed. There were no deductions of undistributed earnings allocated to the convertible preferred shareholders for the nine months ended September 30, 2009 because the Company recorded a net loss for the period. For the nine months ended September 30, 2010, as set out in the two-class method, undistributed

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 15 —	LOSS PER SHARE (continued)

earnings were allocated to convertible preferred shareholders for preferred dividends to the extent there were earnings to be distributed because the contractual preferred dividends were in excess of the net income attributable to common shareholders.

The effects of share options and Convertible Preferred Shares have been excluded from the computation of diluted loss per share for the nine months ended September 30, 2009 and 2010 as their effects would be anti-dilutive.

The Company issued Convertible Preferred Shares that will automatically convert into Class B common shares upon the completion of a qualified initial public offering. Assuming the conversion had occurred “on a hypothetical basis” and the unanimous written confirmation with respect to the adjustments of the conversion price for Series A convertible preferred shares was obtained on January 1, 2010, the pro forma basic and diluted loss per share for the nine months ended September 30, 2010 is calculated as follows:

	For the Nine Months Ended September 30, 2010
	RMB	US$
	Pro forma	Pro forma
	(Unaudited)	(Unaudited)

Numerator:
Net income attributable to common shareholders	14,201	2,122
Denominator:
Weighted number of common shares outstanding	175,764,040	175,764,040
Conversion of Series A convertible preferred shares	44,285,710	44,285,710
Conversion of Series B convertible preferred shares	43,995,740	43,995,740
Conversion of Series C convertible preferred shares	49,268,500	49,268,500

Weighted average number of common shares outstanding used in calculating pro forma basic income per share	313,313,990	313,313,990

Dilutive options	19,642,850	19,642,850

Weighted average number of common shares used in calculating pro forma dilutive income per share	332,956,840	332,956,840

Pro forma basic income per share	0.05	0.01

Pro forma diluted income per share	0.04	0.01

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 16 —	SHARE-BASED COMPENSATION

(i) Share options granted under the Plan

A summary of the share options granted under the Plan for the periods presented is stated below:

		Weighted
		Average per	Weighted-	Weighted	Weighted
		Share	Average	Average	Average
		Exercise	Grant-Date Fair	Remaining	Intrinsic
	Number of	Price	Value per	Contractual	Value
	Shares	(US$)	Share (US$)	Term (Years)	(US$)

Outstanding, January 1, 2010	34,923,850
Granted	10,570,500	1.05	0.39
Forfeited	(2,558,200)	0.38

Outstanding, September 30, 2010	42,936,150	0.52			0.42

Vested and expected to vest at September 30, 2010	41,175,440	0.49		6.33	0.44

Exercisable at September 30, 2010	27,313,230	0.26		4.87	0.63

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s common share as at September 30, 2010 and the exercise price.

As of September 30, 2010, there were RMB35,862 (US$5,360) of unrecognized share-based compensation costs related to equity awards that were expected to be recognized over a weighted-average vesting period of 3.31 years. To the extent the actual forfeiture rate is different from original estimate; actual share-based compensation costs related to these awards may be different from the expectation.

The Company calculated the estimated fair value of the equity awards for the nine months ended September 30, 2010 using the binomial option pricing model with the following assumptions:

	For the Nine Months	For the Nine Months
	Ended September 30,	Ended September 30,
	2009	2010

Expected volatility range	74.5% - 77.8%	70.5%
Risk-free interest rate	3.1% - 3.7%	4.1%
Dividend yield	0%	0%
Sub optimal early exercise factor	1.5	1.5

The total fair value of the equity awards vested during the nine months ended September 30, 2009 and 2010 were RMB2,820 and RMB7,656 (US$1,144), respectively.

(ii) Issuance of common shares to employees

On June 14, 2010, the Company issued 300,000 common shares to three of its employees for past services. Such equity awards were accounted for under ASC 718, Compensation — Stock Compensation, and were expensed in full based on the fair value of the awards of US$0.894 per share as at grant date. The fair value of the

E-COMMERCE CHINA DANGDANG INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”)
except for number of shares and per share data)

Note 16 —	SHARE-BASED COMPENSATION (continued)

awards was estimated by the Company with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to share-based compensation recorded in the financial statements.

The total share-based compensation for the nine months ended September 30, 2009 and 2010 are included in:

	For the Nine Months	For the Nine Months
	Ended September 30,	Ended September 30,
	2009	2010
	RMB	RMB	US$
	(Unaudited)	(Unaudited)

Fulfillment	556	784	117
Marketing	95	161	24
Technology and content	329	573	86
General and administrative	1,840	6,138	917

Note 17 —	RESTRICTED NET ASSETS

As a result of PRC laws and regulations, the Company’s PRC subsidiary is restricted in its ability to transfer a portion of its net assets to the Company. Amounts restricted include paid-in capital and statutory reserve funds of Dangdang Information and Dangdang Kewen, as determined pursuant to PRC generally accepted accounting principles, totaling an aggregate of RMB305,180 (US$45,614) as of September 30, 2010.

Note 18 —	SUBSEQUENT EVENTS

Share split

On November 15, 2010, the Company’s shareholders approved and amended the Articles of Association to authorize a ten-for-one split of the Company’s issued and outstanding shares. As at November 15, 2010, this share split increased the number of issued and outstanding Class B common shares from 17,594,426 shares to 175,944,260 shares and increased the number of issued and outstanding Series A, Series B and Series C convertible preferred shares from 4,428,571, 4,399,574 and 4,926,850 to 44,285,710, 43,995,740 and 49,268,500 shares. Each common and convertible preferred share of the Company is now subdivided into ten shares at a par value of US$0.0001.

All common and convertible preferred shares and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted for all periods presented, to give effect to the share split. The par value of each common and convertible preferred share has been retrospectively adjusted as if it had been in proportion to the ten-for-one share split.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our sixth amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our Class A common shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

			Consideration	Underwriting
	Date of Sale or		in U.S.	Discount and
Purchaser	Issuance	Number of Securities	Dollars	Commission

DCM IV, L.P.	June 8, 2010	4,794,380	US$479.4	Not applicable

DCM Affiliates	June 8, 2010	121,930	US$12.2	Not applicable
Fund IV, L.P.

AGI-GTA-No. 1	June 8, 2010	1,966,520	US$196.7	Not applicable
Investment
Partnership

Pacven Walden	June 8, 2010	1,104,440	US$110.4	Not applicable
Ventures V, L.P.

Pacven Walden	June 8, 2010	25,410	US$2.5	Not applicable
Ventures Parallel
V-A C.V.

Pacven Walden	June 8, 2010	25,410	US$2.5	Not applicable
Ventures Parallel
V-B C.V.

Pacven Walden	June 8, 2010	3,830	US$0.4	Not applicable
Ventures V
Associates Fund, L.P.

			Consideration	Underwriting
	Date of Sale or		in U.S.	Discount and
Purchaser	Issuance	Number of Securities	Dollars	Commission

Pacven Walden	June 8, 2010	20,810	US$2.1	Not applicable
Ventures V-QP
Associates Fund, L.P.

WIIG-Nikko IT LLC	June 8, 2010	131,100	US$13.1	Not applicable

Crimson Group, Inc.	June 8, 2010	327,750	US$32.8	Not applicable

Hiroshi Mikitani	June 8, 2010	327,750	US$32.8	Not applicable

Three individuals	June 14, 2010	300,000	US$30.0	Not applicable

Certain directors, officers, and employees	January 10, 2008 to March 31, 2010	Options to purchase 16,265,000 Class A common shares	Past and future services to our company	Not applicable

Certain directors, officers, and employees	June 2010	Options to purchase 6,250,500 Class A common shares	Past and future services to our company	Not applicable

Six individuals	October 2010	9,960,000 Class A common shares	US$2,242,886.3	Not applicable

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document upon such date of first use.

(4) For the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on December 1, 2010.

E-COMMERCE CHINA DANGDANG INC.

By:	/s/ Peggy Yu Yu
Name:     Peggy Yu Yu
Title:       Executive Chairwoman

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Peggy Yu Yu Name: Peggy Yu Yu	Executive Chairwoman of the Board of Directors	December 1, 2010

* Name: Guoqing Li	Director and Chief Executive Officer (principal executive officer)	December 1, 2010

/s/ Conor Chia-hung Yang Name: Conor Chia-hung Yang	Chief Financial Officer (principal financial and accounting officer)	December 1, 2010

* Name: Ruby Rong Lu	Director	December 1, 2010

* Name: Ke Zhang	Director	December 1, 2010

*By: /s/ Peggy Yu Yu Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of E-Commerce China Dangdang Inc. has signed this registration statement or amendment thereto in New York, U.S. on December 1, 2010.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
Name:     Kate Ledyard

Title:	Manager
Law Debenture Corporate Services Inc.

E-COMMERCE CHINA DANGDANG INC.

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3	.1†	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.
3	.2†	Form of Sixth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering.
4	.1†	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4	.2†	Registrant’s Specimen Certificate for Class A Common Shares.
4	.3†	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts.
4	.4†	Second Amended and Restated Shareholders Agreement dated as of June 27, 2006 among the Registrant, Beijing Dangdang Information Technology Co., Ltd. (previously known as Beijing Kewen Shuye Information Technology Co., Ltd.), its common shareholders and preferred shareholders.
5	.1†	Opinion of Maples and Calder regarding the validity of the Class A common shares being registered.
8	.1†	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8	.2†	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
8	.3†	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters.
10	.1†	2004 Share Incentive Plan.
10	.2†	2010 Share Incentive Plan.
10	.3†	Form of Indemnification Agreement with the Registrant’s directors.
10	.4†	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10	.5†	English translation of Amended and Restated Loan Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010.
10	.6†	English translation of Amended and Restated Exclusive Call Option Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010.
10	.7†	English translation of Amended and Restated Exclusive Technical Support Service Agreement between Beijing Dangdang Information Technology Co., Ltd. and Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010.
10	.8†	English translation of Power of Attorney issued by each shareholder of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010.
10	.9†	English translation of Amended and Restated Equity Pledge Agreement between Beijing Dangdang Information Technology Co., Ltd. and the shareholders of Beijing Dangdang Kewen E-Commerce Co., Ltd. dated July 23, 2010.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young Hua Ming, Independent Registered Public Accounting Firm.
23	.2†	Consent of Maples and Calder (included in Exhibit 5.1).
23	.3†	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23	.4†	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2).
23	.5†	Consent of iResearch Consulting Group.
23.6		Consent of Xiaolong Li to Become a Director.
24	.1†	Powers of Attorney (included on signature page).

Exhibit
Number		Description of Document

99	.1†	Code of Business Conduct and Ethics of the Registrant.
99	.2†	Opinion of Commerce & Finance Law Offices Law Offices regarding certain PRC legal matters.

*	To be filed by amendment.

†	Previously filed.